Form 10-K405, Exhibit 13
period 1999-12-31
FINANCIAL INSTITUTIONS INC
filed 2000-03-28
CIK 862831

EX-13
(Exhibit 13)       Annual Report to Shareholders for the year ended December 31,
                   1999

             F I N A N C I A L   I N S T I T U T I O N S,   I N C .

                                  ANNUAL REPORT
                                      1999

Front Cover

1999 Annual Report

Partnership in Growth

Financial Institutions, Inc.

Inside Cover

Financial Institutions, Inc. and Subsidiaries
Office Locations

Wyoming County Bank
The National Bank of Geneva
The Pavilion State Bank
First Tier Bank & Trust

Corporate Profile

Financial Institutions, Inc. ("FII") is the parent company of Wyoming County Bank, The National Bank of Geneva, The Pavilion State Bank and First Tier Bank & Trust. FII operates as a super-community bank holding company - a bank holding company that owns multiple community banks that are separately managed.

The four FII banks provide a wide range of consumer and commercial banking services to individuals and businesses through a network of 29 offices and 37 ATM's. These facilities are located in Western and Central New York in nine contiguous counties: Allegany, Cattaraugus, Genesee, Livingston, Monroe, Ontario, Seneca, Wyoming and Yates.

[map]

Mission Statement

Financial Institutions, Inc. is a multi-bank holding company that creates and builds a value-driven relationship with its customers, communities, employees and stockholders. We will continue to pursue the super-community banking strategy.

                          Financial Institutions, Inc.
                          Selected Financial Highlights

Dollars in thousands, except per share amounts           1999          1998          1997          1996          1995
========================================================================================================================
For the Year
Net interest income
  Fully taxable-equivalent basis                      $   49,165    $   43,758    $   40,817    $   38,143    $   35,736
Provision for loan losses                                  3,062         2,732         2,829         1,740         1,405
Noninterest income                                         7,848         6,381         5,733         5,165         4,405
Noninterest expense                                       27,032        24,602        22,084        19,796        20,062
Net income                                                15,957        13,605        12,842        13,075        11,103
Preferred dividends                                        1,503         1,506         1,513         1,522         1,523
Net income available to common shareholders               14,454        12,099        11,329        11,553         9,580
========================================================================================================================
Per Common Share
Net income                                            $     1.38    $     1.22    $     1.14    $     1.16    $     0.96
Cash dividends declared                                     0.31          0.26          0.22          0.20          0.18
Book value                                                  9.05          7.94          6.94          5.96          5.02
Tangible book value                                         8.77          7.54          6.46          5.40          4.37
Market value                                               12.12            --            --            --            --
========================================================================================================================
At Year End
Assets                                                $1,136,460    $  976,185    $  880,512    $  802,266    $  721,994
Earning assets                                         1,057,202       919,943       812,084       744,551       671,500
Loans                                                    763,745       655,427       602,477       552,189       481,005
Allowance for loan losses                                 11,421         9,570         8,145         7,129         6,183
Deposits                                                 949,531       850,455       767,726       707,703       640,237
Shareholders' equity                                     117,539        96,578        86,843        77,254        68,001
Common shareholders' equity                               99,727        78,720        68,916        59,202        49,926
Common shares outstanding                                 11,018         9,916         9,928         9,928         9,940
========================================================================================================================
Average Balances
Assets                                                $1,036,461    $  918,408    $  834,786    $  763,789    $  702,671
Earning assets                                           982,881       864,176       784,073       718,767       661,309
Loans                                                    700,062       621,418       571,877       511,033       448,509
Deposits                                                 888,670       798,954       730,098       677,244       628,796
Common equity                                             89,460        74,323        64,286        55,375        44,892
========================================================================================================================
Asset quality
Allowance for loan losses to loans                          1.50%         1.46%         1.35%         1.29%         1.29%
Nonperforming assets to loans and other real estate         0.88          1.24          1.62          1.38          1.21
Allowance for loan losses to nonperforming loans          198.83        156.86        108.95        121.51        143.76
Net loan charge-offs to average loans                       0.17          0.21          0.32          0.16          0.12
========================================================================================================================
Key Ratios
Return on average common equity                            16.16%        16.28%        17.62%        20.86%        21.34%
Return on average assets                                    1.54          1.48          1.54          1.71          1.58
Common dividend payout ratio                               22.54         21.43         19.28         16.77         18.16
Net interest margin                                         5.00          5.06          5.21          5.31          5.40
Efficiency ratio                                           47.03         48.31         47.02         45.47         49.69
========================================================================================================================
Capital Ratios
Average common equity to average assets                     8.63%         8.09%         7.70%         7.25%         6.39%
Leverage ratio                                             10.80          9.58          9.53          9.05          8.57
Tier 1 risk-based capital ratio                            14.94         13.71         13.58         13.25         12.76
Risk-based capital ratio                                   16.19         14.96         14.81         14.50         14.01
========================================================================================================================

A Message from the President
[photo of president]

Callout at top of page
While achieving record earnings, we also set the framework for future growth by completing a successful initial public offering (IPO), entering new markets, launching new products, establishing a new investment services subsidiary and enhancing our technological resources.

I am pleased to report that 1999 was truly an extraordinary year for Financial Institutions, Inc. (FII). While achieving record earnings at the company as well as at each of our subsidiary banks, we also set the framework for future growth by completing a successful initial public offering (IPO), entering new markets, launching new products, establishing a new investment services subsidiary and enhancing our technological resources.

A Strong Financial Performance

Net income increased to an all-time high of $15.96 million in 1999, up 17.3% from the previous year. Earnings per share of $1.38 in 1999 were 13.1% higher than in 1998. Return on average common equity was 16.16% in 1999 compared to 16.28% in 1998.

Fueled by strong deposit and loan growth, net interest income grew 12.2% in 1999 to $47 million. Noninterest income was up 23% to $7.8 million influenced by improved collection of deposit service charges and higher sales of mutual funds and annuities.

Noninterest expense increased 9.9% to $27 million for the year, due largely to increased staffing and technology resources necessary to support expanded lending activities, product lines and delivery channels. However, effective allocation of resources has been a major focus of the organization and the company's efficiency ratio improved to 47.03% in 1999 from 48.31% in 1998.

At December 31, 1999, FII had total assets of $1,136.5 million, an increase of 16.4% from year-end 1998. Loans increased 16.5% during the year to $763.7 million at December 31, 1999 primarily as the result of commercial and agricultural loan growth. Total deposits were $949.5 million at year-end, up 12% from a year earlier.

The strong growth in the loan portfolio in 1999 was achieved without sacrificing credit quality as nonperforming assets decreased 18% to $6.7 million. The ratio of nonperforming assets, net of government guarantees, to total loans and other real estate was .78% at December 31, 1999 as compared to 1.03% a year earlier. The ratio of the allowance for loan losses to total loans was 1.50% at December 31, 1999, up slightly from the 1.46% level of the year before.

Based on our earnings, asset growth and strong capital position, the Board of Directors declared total dividends of $0.311 per common share in 1999, up 19% from 1998.

A Successful IPO

In June 1999, we successfully completed our IPO, selling 1.1 million shares and raising $13.6 million in net proceeds. Our publicly traded stock gives us greater flexibility to structure and finance the ongoing growth and diversification of our company. One of our long range plans is to grow through acquisitions and we now have another form of currency to offer a seller.

By having a publicly traded stock, we will also be better able to access the capital markets in the future. Additionally, we are now able to offer stock options to retain and attract talented employees, and to better align the interests of management and shareholders.

Entering the Rochester and Buffalo Markets

We opened our first office in the Rochester area in September 1999, in the suburb of Honeoye Falls. This market, we believe, will be very receptive to a community bank that offers high quality personal service and a broad array of products, and is responsive to the needs of small businesses. With a population of nearly one million people and a stable economy supported by the headquarters of companies such as Eastman Kodak, Bausch & Lomb and Paychex, the Rochester market offers the size and economic vitality to help fuel our future growth.

In January 2000, we announced our plans for a second office in Rochester. Pending regulatory approval, this office will be located in the suburb of North Chili and will open in the Spring of 2000.

We have taken a different strategy was taken to begin penetrating the Buffalo market. Like the Rochester market, the Buffalo area offers a large population base - more than 1.2 million people - and a significant concentration of businesses. In 1999, two full-time commercial lenders were hired to develop relationships with small and medium size businesses in the Buffalo area and by year-end we had generated a total of $15 million in closed or committed loans. We were ranked among the top ten lenders in the Buffalo District in 1999 by the Small Business Administration.

New Products and a New Subsidiary

A key corporate objective is to provide our customers with a comprehensive line of products that meets all their financial services needs. In support of this objective, we enhanced our delivery channels and expanded our trust and investment services in 1999.

During the year, we introduced NetExpress Teller for personal customers and NetExpress Business for commercial and municipal customers. Providing users with 24 hour-a-day, seven-day-a-week access to their accounts over the Internet, these new products recognize the profound impact the Internet is having on the financial services industry, and our commitment to utilize new technologies to provide our customers with greater banking convenience. (See box on page 5 for information on Internet banking.)

To further enhance our customer relationships and increase noninterest income, we revitalized our trust services and established a new investment subsidiary, The FI Group. By adding experienced trust personnel and establishing alliances with providers of custody and investment advisory services, we were able to efficiently upgrade our trust services and begin developing new trust business. By March 2000,

Callout on right of page
Partnership in Growth

At FII, we have developed a partnership with our four subsidiary banks which enables them to be uniquely positioned to compete effectively against both community banks and larger regional banks as well as other financial service providers. With the resources of FII to provide them with the financial strength, operational support and technological expertise usually available only to much larger institutions, our subsidiary banks are able to offer a product line second to none, grant larger loans than other banks their size and implement the most up-to-date technology. They, in turn, remain independently managed banks who know their community intimately, can be responsive to the needs of their customers and deliver superior quality service to them. We believe it is this partnership which has fueled our growth in 1999 and will continue to fuel our growth in the upcoming years.

[photo of board]
[4 graphs]

we had accumulated more than $30 million in trust assets under management. We will continue to aggressively cross-sell trust services to our existing personal and commercial customers. We will also develop new business from referrals from attorneys, accountants and our own advisory boards and boards of directors.

Replacing a third party arrangement, The FI Group will enable us to offer a broader array of investment products to our customers including "wrap accounts" in which we will manage our customers' investment portfolios for an annual fee. Over time, we anticipate transitioning customers from accounts which produce revenue only from transactions to accounts which provide FII an ongoing revenue stream based on the assets in these accounts. With The FI Group, we will also retain a higher proportion of the commissions we receive from the sale of mutual funds and annuities to our customers. This business has grown steadily since we introduced it in 1993. In 1999, our seven full-time and ten part-time investment representatives collectively sold more than $30 million in investment products.

Enhancing Technology for Customer Convenience and Operational Efficiency

In 1999, we enhanced our check imaging capabilities to enable customer service representatives at any branch to view an image of a check, and to print an image of that check in the branch.

We also added document imaging capabilities which allow us to create an image of any document and store that document in an electronic format. With document imaging, a customer service representative can now view and print a copy of a customer's statement in a branch, enabling us to respond to customer service requests more quickly and efficiently. Document imaging is also being used to store and retrieve signature cards, loan agreements and deposit account forms.

In support of our Internet banking products, we installed Internet access at all branches so that branch staff can demonstrate the capabilities of our NetExpress Teller service to customers. To make it easier to bank with us, we installed two new ATM's in 1999, raising our total installed ATM base to 37.

Callout on bottom of page

A key objective is to provide our customers with a comprehensive line of products that meets all their financial services needs.

Internet Banking at FII

Like other businesses, banking is undergoing dramatic changes as the result of the Internet. To capitalize on the impact these changes will have on our industry, FII introduced NetExpress Teller in January 1999.

A fully functional Internet banking service, NetExpress Teller enables customers to check account balances, transfer funds between accounts, view images of checks, pay bills and perform other functions. As one of the first banks in Western and Central New York to offer Internet banking, we have been gratified by the strong demand for this service. By year-end, more than 5,000 customers were using NetExpress Teller. In focus groups conducted with NetExpress users in the Fall of 1999, we received uniformly positive reviews of this new service.

Building upon the success of NetExpress Teller, in September 1999 we launched NetExpress Business, an Internet banking and cash management service designed for small and medium size businesses and municipalities. NetExpress Business provides a convenient way for organizations to offer their employees direct deposit payroll, collect payments from customers, initiate Automated Clearing House transactions and manage their accounts more efficiently. In the first three months, we have signed up nearly 100 businesses.

While we will utilize technology to provide our customers with the most advanced products and services, we also understand that the Internet is not for everyone, and that many customers will always want personal service. As we go forward into the new millennium, we are committed to offering our customers choices, so that they can bank with us in the manner they prefer - whether it be at a full service branch, at an ATM, over the telephone or on the Internet.

Increasing Shareholder Value

As we look ahead, we recognize that effective capital management and earnings growth are the keys to increasing shareholder value. With shareholders' equity at 10.4% of total assets at year-end, we have an extremely strong capital position which positions FII well for the future. However, our capital position also creates a significant challenge in maintaining a high return on equity. We are focused on all of the options with which to manage our capital most effectively.

In 2000, we will continue to execute a three-pronged plan for growth. This plan includes: increasing market share in our existing markets; expanding our relationship with existing customers by cross-selling additional investment, trust and traditional banking services; and by entering new geographic markets through "de novo" branches or by acquisition.

We will also continue to implement our super community banking strategy in which our holding company provides our subsidiaries with operational support and technological expertise. Our subsidiaries, in turn, remain independently managed banks that can be responsive to the needs of their communities (see box on Partnership in Growth). This strategy has fueled our growth in 1999 and will continue to do so in 2000 and beyond.

Thank You                                                                [graph]

In closing, I would like to extend my sincere appreciation to the boards of directors and advisory boards at FII and our four banks for their dedication and support. I would also like to recognize the hard work of all my talented colleagues throughout the company. Their efforts made possible the extraordinary achievements of 1999. Finally, I would like to thank all FII shareholders for their continued support and reaffirm our commitment to maximize the benefits of your investment.

Sincerely,

Peter G. Humphrey
President & CEO

Callout on right of page

Effective capital management and earnings grwoth are the keys to increasing shareholder value.

Left Page:

Wyoming County Bank Five=Year Performance History

[photo of bank president and Mendon town board member]

[photo of new office]

[5 graphs]

Growth through New Markets

In September, Wyoming County Bank opened a new full-service banking office in the Rochester suburb of Honeoye Falls. Following a successful grand opening, the Honeoye Falls Office grew to more than $3 million in deposits in its first three months. Pictured here, from left to right, are Paul S. Tichenor, a member of the Mendon Town Board which oversees the Village of Honeoye Falls, and Jon J. Cooper, President and CEO of Wyoming County Bank.

Right Page:

Wyoming County Bank
[photo of bank board of directors]

Wyoming County Bank's highlights in 1999 included achieving record earnings, surpassing $400 million in total assets, expanding into the Rochester and Buffalo markets, launching a new retail checking account and revitalizing the bank's trust services.

Net income increased 14% in 1999 to a record $6.8 million. Total assets were $452.4 million at year end, up 21% during the year. Total loans grew to $303.4 million by the end of 1999, up 16% for the year. This loan growth was the result of successful new business development activities, both in existing and new markets. Two full-time commercial lenders were hired to develop relationships with businesses in the Buffalo area, and by year-end we had a total of $15 million in closed or committed loans in this new market. In the Rochester market, we targeted small businesses in a calling program which generated a total of $2 million in closed or committed loans during the year.

Total deposits at the end of 1999 were $381.4 million, up 16% from the prior year. This growth was in part due to the opening in September of a new office in Honeoye Falls, a suburb of Rochester. By year-end, deposits in this office exceeded $3 million. A new high-yielding passbook savings account also contributed to our growth in deposits. Introduced in the Spring, the account exceeded $15 million in total balances by the end of the year.

Noninterest income totaled $2.8 million in 1999, up 23%. This growth was fueled in part by increased deposit service charges and higher sales of mutual funds and annuities. Noninterest income growth was also due to the successful launch of our Community Checking Account. By the end of 1999, more than 3,000 accounts were opened. For a monthly fee, Community Checking Account customers receive a variety of benefits including free check orders, preferred rates on certificates of deposits and loans, and other services. Laying the groundwork for future growth in noninterest income, a trust officer was hired to revitalize the bank's Trust Department.

To provide customers with additional convenience and ease-of-access to their accounts, we introduced NetExpress Teller, an interactive Internet banking service, in January. By year-end, nearly 1500 customers were using this new service to check account balances and transfer funds between accounts. In September, we started offering NetExpress Business, an Internet banking and cash management service for small businesses.

Recognizing the importance of staff development, we held extensive sales training programs in 1999 for all customer-contact staff.

In a partnership with the Keshequa Central School, we opened a branch banking office in the school to serve school employees and teach students about banking and the importance of saving. To encourage saving, we matched students' initial deposits up to a designated amount. In recognition of Wyoming County Bank's contributions to enriching educational opportunities, the Livingston County Business/Education Alliance presented the bank with its 1999 Schoolhouse Award.

Wyoming County Bank's community activities were also recognized in 1999 by the F.D.I.C. which awarded the bank an "Outstanding Rating" for its Community Reinvestment Act Performance. Further recognition was achieved through a report published in 1999 by the Office of Advocacy of the SBA which ranked Wyoming County Bank fourth among all banks in New York State for small business friendliness.

Call out on right page:

Wyoming County Bank's highlights included achieving record earnings, surpassing $400 million in total assets, expanding into the Rochester and Buffalo markets, launching a new retail checking account and revitalizing the bank's trust services.

Left Page:

The National Bank of Geneva

Callout on left of page

NBG was ranked the number one bank for both small business lending and agricultural lending in all of New York State by the Office of Advocacy of the
U. S. Small Business Administration.

[photo of bank board of directors]

In an exceptional year, The National Bank of Geneva (NBG) achieved record earnings, surpassed $400 million in total assets, launched a new Trust and Investment Department, and was ranked the number one bank for both small business lending and agricultural lending in all of New York State by the Office of Advocacy of the U. S. Small Business Administration.

In 1999, net income totaled $6.1 million, up 15.6% from the prior year. Total assets were $417.1 million at year end, up 12% during the year. Total loans at year end were $290.7 million, up 20% during the year. This strong loan growth resulted from aggressive new business development efforts in which our experienced lenders relied on their intimate knowledge of local markets and their ability to respond quickly to loan requests to successfully compete against larger regional banks.

Realizing that the growth of the local economy is critical to the growth of the bank, NBG officials partnered with Seneca County representatives and four area business owners to submit loan applications to the U. S. Department of Housing and Urban Development which resulted in $1.4 million in new financing.

Also supporting the growth in total loans was an increase in the residential mortgage portfolio as a full-time dedicated mortgage lender supplemented the activities of branch staff. Data reported by the Home Mortgage Disclosure Act ranked NBG as the number one bank residential mortgage lender in the markets we serve.

Total deposits at the end of 1999 were $356.2 million, up 9% from the prior year. Much of the increase came from our new Seneca County Office which gathered nearly $30 million in deposits in its first year of operation.

Noninterest income grew 21% in 1999 to $2.891 million influenced by a full year of ATM fees, and increased deposit service charges resulting from more deposit accounts and improved collection of fees. Setting the stage for future growth in noninterest income, NBG launched a new Trust and Investment Department by hiring a trust officer with more than 25 years experience and a trust administrative assistant with 20 years experience. They were joined in the new department by our two existing investment specialists. A grand opening for NBG's new department was held in December with attorneys, accountants and others invited to view the suite of offices where staff will meet with customers. By March 2000, NBG's Trust and Investment Department had over $21 million in assets under management.

In January we introduced NetExpress Teller, an interactive Internet banking service. In a highly successful new product launch, we signed-up over 2,300 customers during the year and by year-end had nearly 5% of all our customers using NetExpress Teller. In September, we started offering NetExpress Business, an Internet banking and cash management service for businesses and municipalities.

In reports released by the Office of Advocacy of the U. S. Small Business Administration in 1999, NBG was ranked the number one bank for both small business lending and agricultural lending among 152 banks in New York State. This ranking clearly recognizes NBG's success in providing extraordinary service to small businesses and farms.

Right Page:

The National Bank of Geneva Five-Year Performance History

[photos with customer and customer's facility]

[5 graphs]

Growth through Community Development

A complex financing package offered by The National Bank of Geneva (NBG) in partnership with the U.S. Department of Agriculture Rural Economic and Community Development Agency enabled BonaDent Dental Laboratories to expand into a new hi-tech 35,000 square foot facility in Seneca Falls, retaining 70 existing jobs and creating 45 new jobs in this community. Pictured here, from left to right, are: Stephen V. DeRaddo, Executive Vice President, NBG; Bruce H. Bonafiglia, President, BonaDent Dental Laboratories, and; Thomas L Kime, President & CEO, NBG.

Left Page:

The Pavilion State Bank Five-Year Performance History

[photo with customer]

[5 graphs]

[photo - NetExpress business]

Growth through New Products

In 1999, The Pavilion State Bank introduced NetExpress Business, an Internet banking and cash management service for businesses. Pictured above are Maureen Torrey Marshall, Vice President, Torrey Farms, and W.J. Humphrey, III, President & CEO, The Pavilion State Bank. A bank customer since 1995, Torrey Farms is the largest cabbage grower in the eastern United States. On the right, Lauri Dunn uses NetExpress Business to review Torrey Farms' account activity.

Right Page:

The Pavilion State Bank
[photo of bank board of directors]

The Pavilion State Bank (PSB) effectively competes against much larger regional and national banks by offering customers excellent personal service combined with a wide array of sophisticated banking products. This strategy proved successful in 1999, as evidenced by record net income of $2.0 million, up 24.5% from the prior year.

Contributing to the strong growth in net income was an increase in total loans to $100.3 million at the end of 1999, up 15.8% for the year. This was the result of expanded indirect consumer lending, as PSB worked with auto dealers in Genesee County and suburban Rochester to further develop relationships. Commercial loans also increased, fueled by a successful sales calling program in which bank directors actively participated. An alliance with property auctioneer Harris Wilcox, Inc. contributed to healthy growth in the residential mortgage portfolio.

Total deposits at year end were $122.5 million, up 12.4% from the prior year. All categories of deposits grew, influenced by the success of our two Batavia offices. In Genesee County, our deposit market share increased to 17.1% in 1999, up from 15.7% in 1998, as measured by F.D.I.C. reports. In Livingston County, our deposit market share increased to 4.1% from 3.6%.

Noninterest income totaled $1.313 million in 1999, up 28.5% over 1998. Our success in selling mutual funds and annuities to our customers, led by the efforts of Don Bouchard, Sr. Investment Representative, was a major contributor to this increase. Improved collection of deposit service charges also helped boost our noninterest income.

At the beginning of 1999, we introduced NetExpress Teller, our Internet banking service which enables customers to check their account balances, transfer funds and pay bills online. By year end, more than 600 customers were signed-up. Building upon the success of NetExpress Teller, we introduced NetExpress Business in September. This Internet cash management service provides businesses a convenient way to offer their employees direct deposit payroll, collect payments from customers and manage their accounts more efficiently. PSB's web site www.pavilionbank.com received a top rating from Bankrate.com, an online publication which reviews and rates financial institution web sites.

In January 2000, we announced our plans to open a new office in North Chili, a suburb of Rochester, pending approval by the F.D.I.C. and the New York State Banking Department. Dominated by larger regional and national competitors, this market offers tremendous opportunity for a community bank focused on small business lending and quality personal service. We also announced the election of Dr. William C. Crothers, President of Roberts Wesleyan College, to the PSB Board of Directors.

Consistent with the bank's commitment to supporting the communities in which we do business, W.J. Humphrey, III, President and CEO of PSB, served as Chairman of the Genesee County Comprehensive Master Plan Committee. PSB Board of Director James Vincent served as Chairman of the Genesee County Water Resources Agency and was instrumental in gaining county and state support for infrastructure improvements.

Call out on right page:

In January 2000, PSB announced plans to open a new office in North Chili, a suburb of Rochester, pending approval by the F.D.I.C. and the New York State Banking Department.

Left Page:

First Tier Bank & Trust
Call out on left of page:

In 1999, First Tier combined aggressive new business development, superior quality service and effective expense control to achieve record earnings while increasing market share in every market we serve.

[photo of bank board of directors]

Sometimes it is not the uniqueness of the strategy but the success of its execution which propels a bank to new levels of performance. In 1999, First Tier combined aggressive new business development, superior quality service and effective expense control to achieve record earnings while increasing market share in every market we serve.

First Tier reported full-year net income of $1.367 million in 1999, up 24% from the prior year. Total loans grew 8% to $69.3 million at year-end. A key factor contributing to this loan growth was an ongoing program in which bank officers and directors utilized their knowledge of the small business community to identify and call on qualified prospects.

Total deposits grew to $105.9 million at year-end 1999, up 19% during the year. In Cattaraugus County, our deposit market share increased to 14.4% in 1999, up from 11.8% in 1998, as measured by F.D.I.C. reports. As the result, our market share rank improved to second in 1999 from third in 1998. In Allegany County, our deposit market share increased to 2.1% from 1.6%.

Noninterest income totaled $865,000 in 1999, up 14% from the previous year. This growth resulted from improved collection of service charges, increased sales of mutual funds and annuities, and higher ATM revenue from new machines. In addition, trust income grew from increased investment management and estate settlement activities.

In order to expand our trust services, a full-time trust officer with extensive experience was hired. Looking forward, we anticipate accelerating the growth of our Trust Department by conducting a disciplined new business development program in 2000, focusing calling efforts on accountants and attorneys.

To enhance convenience for our customers, we introduced NetExpress Teller in January. This interactive Internet banking service enables customers to check account balances, transfer funds between accounts and pay bills online. By year-end, almost 500 customers were using this service. In order to better serve the small business market, we introduced NetExpress Business in September. An enhanced version of NetExpress Teller, NetExpress Business is an Internet cash management service for small businesses.

In 1999, Thomas M. O'Rourke retired from First Tier's Board of Directors after 11 years of dedicated service. We acknowledge and thank him for his valuable contributions to the success of our organization.

Right Page:

[photo with customer and customer's facility]

First Tier Bank & Trust Five-Year Performance History

[5 graphs]

Growth through Expanded Relationships

Throughout a more than ten year relationship, First Tier Bank & Trust has provided Holiday Valley Resort with an increasing array of banking services including an operating line of credit and depository accounts. During this period, the popular resort has enhanced its ski slopes and lodging properties to become one of the premier ski areas in the northeast. In 1999, Holiday Valley was rated the number one ski and snowboard area in New York State by SKI Magazine. Picture here, from left to right, are: Randolph C. Brown, President & CEO, First Tier; David Trathen, Controller, Holiday Valley, and; Allen J. Yahn, Chairman of the Board, Holiday Valley.

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

General

The following discussion should be read in conjunction with the consolidated financial statements and related notes. The Company's results of operations are dependent primarily on net interest income, which is the difference between the income earned on loans and securities and the Company's cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the provision for loan losses, investment activities, loan origination, sale and servicing activities, plus service charges and fees collected on deposit accounts. Non-interest expense primarily consists of salaries and employee benefits, occupancy and equipment expense, marketing expenses, amortization of intangibles, and other expenses. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities.

Overview

Net income in 1999 was $16.0 million, or 17% more than the $13.6 million earned in 1998. In 1997, net income was $12.8 million. Earnings per share for the year ended December 31, 1999 was $1.38 compared to $1.22 in 1998 and $1.14 in 1997. Earnings per share has been adjusted to reflect the 100-for-one stock split effected on June 9, 1999, in connection with the initial public offering.

Net income represented a return on average assets in 1999 of 1.54% compared to 1.48% in 1998 and 1.54% in 1997. The return on average common equity in 1999 was 16.16% compared to 16.28% in 1998 and 17.62% in 1997. The initial public offering of common stock, which raised over $13.6 million in additional capital, was the primary reason for the decrease in the return on average equity in 1999.

Net interest income increased 12% in 1999 to $47.0 million from $41.9 million in 1998. This increase is primarily attributable to an increase of 13% in average loans to $700.1 million in 1999 from $621.4 million in 1998 and a 20% increase in average investment securities to $274.3 million in 1999 from $228.9 million in 1998. Similarly, average loans increased 9% in 1998 from $571.9 million and investment securities increased 15% in 1998 from $198.0 million in 1997. These were the primary factors for the 7% rise in that year's net interest income from $39.3 million in 1997.

Net income in 1999 as compared to 1998 also reflected a 23% increase in noninterest income primarily from higher deposit service charges and mutual fund income. These were partially offset by increases in the provision for loan losses of 12% and non-interest expenses of 10%. Similarly, net income in 1998 as compared to 1997 benefited from an 11% increase in non-interest income primarily from higher deposit service charges and mutual fund income while non-interest expenses increased 11% and provision for loan losses decreased 3% from 1997.

Lending Activities

Total loans increased to $764.1 million at December 31, 1999 from $655.8 million at December 31, 1998, an increase of $108.3 million or 16.5%. Commercial loans increased $22.6 million or 19.2%, while commercial real estate loans increased by $30.7 million or 28.7%. At December 31, 1999, commercial loans totaled $140.4 million, representing 18.4% of total loans, and commercial real estate loans totaled $137.7 million, representing 18.0% of total loans.

At December 31, 1999, agricultural loans, which include agricultural real estate loans, represented 19.8% of the total loan portfolio. Between December 31, 1998 and December 31, 1999, agricultural loans increased by $27.8 million, or 22.4%, to $151.5 million.

As of December 31, 1999, residential real estate loans had grown by $7.3 million or 4.0% from December 31, 1998, and totaled $189.5 million or 24.8% of the total loan portfolio. The Company was able to successfully compete for this business during the heavy refinancing period of the last few years, through business development efforts and by providing a broad line of variable and fixed-rate mortgage products.

The Company also offers a broad range of consumer loan products. Consumer and home equity loans grew by $19.8 million, or 15.8%, in 1999 and ended the year at $145.0 million, representing 19.0% of the total loan portfolio.

Total loans increased to $655.8 million at December 31, 1998 from $602.9 million at December 31, 1997, representing an increase of $52.9 million or 8.8%. In 1998, commercial loans increased $11.9 million or 11.3%, while commercial real estate loans increased by $7.7 million or 7.7%. At December 31, 1998, commercial loans totaled $117.8 million, representing 17.9% of total loans, and commercial real estate loans totaled $106.9 million, representing 16.3% of total loans.

At December 31, 1998, agricultural loans, which include agricultural real estate loans, represent 18.9% of the total loan portfolio. Between December 31, 1997 and December 31, 1998, agricultural loans increased by $16.2 million, or 15.1%, to $123.7 million.

As of December 31, 1998, residential real estate loans had grown by $11.4 million or 6.7% from December 31, 1997, and totaled $182.2 million or 27.8% of the total loan portfolio.

Consumer and home equity loans grew by $5.7 million, or 4.8%, during 1998 and ended 1998 at $125.2 million, representing 19.1% of the total loan portfolio.

Loan Portfolio Composition

Set forth below is selected information concerning the composition of the Company's loan portfolio.

                                                     At December 31
                              -------------------------------------------------------------
                                 1999         1998         1997         1996         1995
                                 ----         ----         ----         ----         ----
                                                     (Dollars in thousands)
Commercial ................   $ 140,376    $ 117,750    $ 105,811    $ 100,854    $  82,538
Commercial real estate ....     137,694      106,948       99,273       98,118       85,774
Agricultural ..............     151,534      123,754      107,546       86,674       69,223
Residential real estate ...     189,466      182,177      170,736      157,490      144,407
Consumer and home equity ..     145,038      125,198      119,506      109,456       99,515
                              ---------    ---------    ---------    ---------    ---------
  Total loans, gross ......     764,108      655,827      602,872      552,592      481,457
                              ---------    ---------    ---------    ---------    ---------
Net deferred fees .........        (363)        (400)        (395)        (403)        (452)
Allowance for credit losses     (11,421)      (9,570)      (8,145)      (7,129)      (6,183)
                              ---------    ---------    ---------    ---------    ---------
 Total loans, net .........   $ 752,324    $ 645,857    $ 594,332    $ 545,060    $ 474,822
                              =========    =========    =========    =========    =========

Loan Maturity and Repricing Schedule

The following table sets forth certain information as of December 31, 1999, regarding the amount of loans maturing or repricing in the Company's portfolio. Demand loans having no stated schedule of repayment and no stated maturity and overdrafts are reported as due in one year or less. Adjustable and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than the period in which they contractually mature, and fixed-rate loans are included in the period in which the final contractual repayment is due.

                                                     ONE
                                        WITHIN     THROUGH     AFTER
                                         ONE         FIVE      FIVE
                                         YEAR        YEARS     YEARS     TOTAL
At December 31, 1999                     ----       -----      -----     -----
                                                   (IN THOUSANDS)

   Commercial ......................   $ 67,225   $ 40,206   $ 32,945   $140,376
   Commercial real estate ..........      7,768     12,491    117,435    137,694
   Agricultural ....................     39,518     27,085     84,931    151,534
   Residential real estate .........      4,816     10,932    173,718    189,466
   Consumer and home equity ........     10,430     80,976     53,632    145,038
                                       --------   --------   --------   --------

     Total loans ...................   $129,757   $171,690   $462,661   $764,108
                                       ========   ========   ========   ========

Loans maturing after one year:
  With a predetermined interest rate              $117,107   $141,277
  With a floating or adjustable rate                54,583    321,384

Nonaccruing Loans and Nonperforming Assets

At December 31, 1999 the Company had $6.7 million in nonperforming assets compared to $8.2 million at December 31, 1998. In addition to intensified collection efforts the decrease is attributable to the sale of property held in other real estate owned as well as successful efforts to liquidate collateral securing several nonperforming loans.

The following table sets forth information regarding nonaccruing loans and other nonperforming assets.

                                                                  At December 31
                                                 ----------------------------------------------
                                                   1999      1998      1997      1996      1995
                                                 ------    ------    ------    ------    ------
                                                               (Dollars in thousands)
Nonaccruing loans (1):
   Commercial ................................   $1,159    $1,250    $  970    $1,048    $1,025
   Commercial real estate ....................    1,373       995     1,648     1,877     1,550
   Agricultural ..............................    1,455     2,340     2,669     1,218       579
   Residential real estate ...................      413       733     1,325       679       357
   Consumer and home equity ..................      375       423       431       517       402
                                                 ------    ------    ------    ------    ------
     Total Nonaccruing loans .................    4,775     5,741     7,043     5,339     3,913

Accruing loans 90 days or more delinquent ....      969       360       433       528       388
                                                 ------    ------    ------    ------    ------
Total nonperforming loans ....................    5,744     6,101     7,476     5,867     4,301

Other real estate owned (2) ..................      969     2,084     2,309     1,801     1,541
                                                 ------    ------    ------    ------    ------
Total non-performing assets ..................    6,713     8,185     9,785     7,668     5,842
    Less: government guaranteed portion
    of non-performing loans ..................      734     1,421     1,428     1,478       661
                                                 ------    ------    ------    ------    ------
Total non-performing assets, net of
    government guaranteed portion (3) ........   $5,979    $6,764    $8,357    $6,190    $5,181
                                                 ======    ======    ======    ======    ======

Total non-performing loans to total
  loans ......................................     0.75%     0.93%     1.24%     1.06%     0.89%
                                                 ======    ======    ======    ======    ======
Total non-performing loans, net of government
  guaranteed portion, to total loans .........     0.66%     0.71%     1.00%     0.79%     0.76%
                                                 ======    ======    ======    ======    ======

Total non-performing assets to total loans
  and other real estate ......................     0.88%     1.24%     1.62%     1.38%     1.21%
                                                 ======    ======    ======    ======    ======

Total non-performing assets, net of government
  guaranteed portion, to total loans and
  other real estate ..........................     0.78%     1.03%     1.38%     1.12%     1.07%
                                                 ======    ======    ======    ======    ======

----------

(1) Loans are placed on non-accrual status when they become 90 days or more past due or if they have been identified by the Company as presenting uncertainty with respect to the collectibility of interest or principal.
(2)   Other real estate owned balances are shown net of related allowances.
(3) Nonperforming loans, net of government guaranteed portion, is total non-performing loans less the portion of the principal amount of all nonperforming loans that is guaranteed by the SBA or FSA.

Analysis of the Allowance for Loan Losses

At December 31, 1999, the Company's allowance for loan losses was $11.4 million, an increase of $1.8 million over the previous year end. At December 31, 1999, the Company's allowance for loan losses as a percentage of total loans was 1.50% compared to 1.46% at December 31, 1998 and, as a percentage of total non-performing loans increased to 198.83%, compared to 156.86% at December 31, 1998. Non-performing loans decreased slightly from $6.1 million at December 31, 1998 to $5.7 million at December 31, 1999. Net loan charge-offs were $1.2 million in 1999 compared to $1.3 million in 1998.

The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                          At December 31
                                       ---------------------------------------------------
                                        1999       1998       1997       1996       1995
                                       -------    -------    -------    -------    -------
                                                     (Dollars in thousands)
Balance at beginning of year .......   $ 9,570    $ 8,145    $ 7,129    $ 6,183    $ 5,303

Charge-offs:
   Commercial ......................       312        263        500        154        119
   Commercial real estate ..........       139        687        746        237        165
   Agricultural ....................        12         19         --         74         --
   Residential real estate .........       461        215        131        146         38
   Consumer and home equity ........       663        488        620        321        310
                                       -------    -------    -------    -------    -------
     Total                               1,587      1,672      1,997        932        632
                                       -------    -------    -------    -------    -------
Recoveries:
   Commercial ......................        88        106         12          3          7
   Commercial real estate ..........        23         84         18         35         10
   Agricultural ....................        --         --          1         --         --
   Residential real estate .........       163         42         26          2          1
   Consumer and home equity ........       102        133        127         98         89
                                       -------    -------    -------    -------    -------
     Total                                 376        365        184        138        107
                                       -------    -------    -------    -------    -------

Net charge-offs ....................     1,211      1,307      1,813        794        525
Provision for credit losses ........     3,062      2,732      2,829      1,740      1,405
                                       -------    -------    -------    -------    -------
Balance at end of year .............   $11,421    $ 9,570    $ 8,145    $ 7,129    $ 6,183
                                       =======    =======    =======    =======    =======

Ratio of net charge-offs during
   the year to average loans
   outstanding during the year .....      0.17%      0.21%      0.32%      0.16%      0.12%
                                       =======    =======    =======    =======    =======

Ratio of allowance for loan losses
   to total loans ..................      1.50%      1.46%      1.35%      1.29%      1.29%
                                       =======    =======    =======    =======    =======

Ratio of allowance for loan losses
   to nonperforming loans ..........    198.83%    156.86%    108.95%    121.51%    143.76%
                                       =======    =======    =======    =======    =======

Ratio of allowance for loan losses
   to nonperforming loans, net of
   government guaranteed portion (1)    227.97%    204.49%    134.67%    162.43%    169.86%
                                       =======    =======    =======    =======    =======

(1) Nonperforming loans, net of government guaranteed portion, is total nonperforming loans less the portion of the principal amount of all nonperforming loans that is guaranteed by the SBA or FSA.

Allocation of Allowance for Loan Losses

The following table sets forth the allocation of the allowance for loan losses by loan category for the periods indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of the loan portfolio.

                                                                            At December 31
                                             ------------------------------------------------------------------------------
                                                         1999                  1998                         1997
                                             ------------------------  -----------------------    ------------------------
                                                             Percent                   Percent                     Percent
                                                            Of Loans                  Of Loans                     Of Loans
                                                 Amount      In Each      Amount       In Each       Amount        In Each
                                              Of Allowance  Category   Of Allowance   Category    Of Allowance     Category
                                                   For      To Total        For       To Total         For         To Total
                                              Loan Losses    Loans       Loan Losses   Loans        Loan Losses    Loans
                                             -------------  --------   --------------   -----     --------------    -----
                                                                      (Dollars in thousands)
Commercial..................................    $ 2,314        18.4%     $ 3,227         17.9%      $  2,406         17.6%
Commercial real estate......................      2,181        18.0        1,734         16.3          1,237         16.5
Agricultural................................      1,591        19.8        1,288         18.9          1,377         17.8
Residential real estate.....................        952        24.8        1,489         27.8          1,328         28.3
Consumer and home equity....................      1,792        19.0        1,643         19.1          1,490         19.8
Unallocated ................................      2,591          --          189           --            307           --
                                                -------       -----      -------        -----       --------        -----
          Total.............................    $11,421       100.0%     $ 9,570        100.0%      $  8,145        100.0%
                                                =======       =====      =======        =====       ========        =====

                                                                            At December 31,
                                                      --------------------------------------------------------
                                                                1996                             1995
                                                       ----------------------           ----------------------
                                                                      Percent                          Percent
                                                                     Of Loans                         Of Loans
                                                         Amount       In Each             Amount       In Each
                                                      Of Allowance   Category          Of Allowance   Category
                                                           For       To Total               For       To Total
                                                        Loan Losses    Loans             Loan Losses    Loans
                                                      -------------    -----           -------------    -----
Commercial......................................       $  1,573          18.2%           $ 1,283          17.1%
Commercial real estate..........................          1,081          17.8                767          17.8
Agricultural....................................            928          15.7                357          14.4
Residential real estate.........................            965          28.5                427          30.0
Consumer and home equity........................          1,555          19.8                726          20.7
Unallocated ....................................          1,027            --              2,623            --
                                                       --------       -------            -------       -------
         Total..................................       $  7,129         100.0%           $ 6,183         100.0%
                                                       ========       =======            =======       =======

----------

INVESTING ACTIVITIES

U.S. Treasury and Agency Securities. At December 31, 1999, the U.S. Treasury and Agency securities portfolio totaled $154.2 million, of which $150.2 million was classified as available for sale. At that date the portfolio consisted of $17.1 million in U. S. Treasury securities and $137.1 million in U. S. federal agency securities. The U. S. federal agency security portfolio consists almost exclusively of callable securities. These callable securities provide additional yield and are maintained at a level consistent with the Company's interest rate risk profile. At December 31, 1998, the U. S. Treasury and Agency securities portfolio totaled $130.1 million of which $117.6 million was classified as available for sale.

State and Municipal Obligations. At December 31, 1999, the portfolio of state and municipal obligations totaled $93.6 million, of which $16.2 million was classified as available for sale. At that date $77.4 million was classified as held to maturity, with a fair value of $77.0 million. At December 31, 1998, the portfolio of state and municipal obligations totaled $87.7 million, of which $9.2 million was classified as available for sale. At that date $78.5 million was classified as held to maturity, with a fair value of $79.8 million. More favorable yields being available on new purchases of this category of security when compared to other taxable investment alternatives has accounted for the growth in this portfolio.

Mortgage-Backed Securities. At December 31, 1999 the Company had $21.0 million in mortgage-backed securities, all classified as available for sale. As with all interest rate-sensitive assets and liabilities, investments in mortgage-backed securities are maintained at a level consistent with the Company's interest rate risk profile. At December 31, 1998 the Company had $23.5 million in mortgage-backed securities, all classified as available for sale.

Corporate Bonds. The corporate bond portfolio at December 31, 1999 totaled $8.7 million, all of which was classified as available for sale. The portfolio was purchased to further diversify the investment portfolio and increase investment yield. The Company's investment policy limits investments in corporate bonds to no more than 10% of total investments and to bonds rated as Baa or better by Moody's Investors Service, Inc. or BBB or better by Standard & Poor's Ratings Services. The corporate bond portfolio at December 31, 1998 totaled $2.8 million, all of which was classified as available for sale.

Equity Securities. At December 31, 1999, equity securities totaled $4.3 million, all of which was classified as available for sale. The portfolio consisted of a total of $0.6 million of common stock issued by seven different companies and $0.5 million of trust preferred. The portfolio also includes $3.0 million of FHLB stock and $94,000 of common stock of the Federal Reserve Bank. At December 31, 1998, equity securities totaled $3.9 million, all of which was classified as available for sale. The portfolio consisted of a total of $1.0 million of common stock issued by seven different companies, $2.8 million of FHLB stock, and $94,000 of Federal Reserve Bank stock.

Security Yields, Maturities and Repricing Schedule. The following table sets forth certain information regarding the carrying value, weighted average yields and contractual maturities of the Company's securities portfolio as of December 31, 1999. Adjustable-rate securities are included in the period in which interest rates are next scheduled to adjust. No tax equivalent adjustments were made to the weighted average yields.

                                                                For the year ended December 31, 1999
                                  -------------------------------------------------------------------------------------------------
                                                         More Than One       More Than Five
                                   One Year Or Less   Year To Five Years   Years To Ten Years   After Ten Years       Total
                                 --------------------------------------------------------------------------------------------------
                                           Weighted             Weighted            Weighted            Weighted           Weighted
                                 Amortized Average   Amortized  Average  Amortized  Average  Amortized  Average  Amortized Average
                                   Cost    Yield       Cost      Yield     Cost     Yield     Cost       Yield     Cost     Yield
                                  ------   -------   --------   ------    ------    -----    -------     -----   -------    -----
                                                                      (Dollars in thousands)
Available for sale:
    U.S. Treasury and agency.... $ 11,155    6.04%   $ 96,078    5.96%    $ 47,120   6.22%  $     --       --%   $154,353    6.05%
    Mortgage-backed securities..    1,012    6.33       9,345    6.41        6,461   6.56      4,555     6.57      21,373    6.49
    States and municipal
    obligations.................      559    4.45       8,593    4.44        6,653   4.73        525     6.15      16,330    4.61
    Corporate bonds.............       --      --       6,303    6.25        1,969   6.26        750     6.20       9,022    6.25
                                 --------            --------             --------          --------             --------
  Total debt securities.........   12,726    5.99     120,319    5.90       62,203   6.10      5,830     6.48     201,078    5.98
                                 --------            --------             --------          --------             --------

  Equity securities.............       --      --          --      --           --     --         --       --       3,713   12.40
                                 --------            --------             --------          --------             --------

Total securities available
          for sale.............. $ 12,726    5.99%   $120,319    5.90%    $ 62,203   6.10%  $  5,830     6.48%   $204,791    6.10%
                                 ========            ========             ========          ========             ========

Held to maturity:
    U.S. Treasury and agency.... $  1,995    6.17%   $  1,951    6.14%    $     --     --%  $     --       --%   $  3,946    6.16%
    States and municipal
    obligations.................   19,642    4.51      49,525    4.56        7,790   4.88        453     5.95      77,410    4.59
                                 --------            --------             --------          --------             --------

Total securities held to
          maturity.............. $ 21,637    4.66%   $ 51,476    4.62%    $  7,790   4.88%  $    453     5.95%   $ 81,356    4.66%
                                 ========            ========             ========          ========             ========

FUNDING ACTIVITIES

Borrowings

The following table sets forth certain information as to the Company's short-term borrowings for the periods indicated. Short-term borrowings generally mature within 90 days.

                                                       As of and for the year ended December 31
                                                   -----------------------------------------------
                                                        1999              1998              1997
                                                   -----------        -----------      -----------
                                                                (Dollars in thousands)
FHLB advances...............................       $    41,500        $        --      $     5,000
Securities sold under agreements
 to repurchase..............................             4,596              5,362            3,849
                                                   -----------        -----------      -----------
    Total short-term borrowings.............       $    46,096        $     5,362      $     8,849
                                                   ===========        ===========      ===========

Average rate at period-end..................              5.77%              4.33%            5.27%

Average rate during period..................              5.02%              5.02%            5.46%

The increase in short-term borrowings is attributed to a planned build up in liquidity assets in connection with "Y2K" preparation as well as additional funding for expansion of the loan portfolio. Securities sold under repurchase agreements of $4,596,000, $5,362,000, and $3,849,000 at December 31, 1999, 1998,
and 1997, respectively are secured by U.S. Treasury and agency securities. The maximum amount of outstanding repurchase agreements at any month-end was $11,537,000, $6,547,000, and $3,849,000 for the years ended December 31, 1999,
1998, and 1997, respectively. The average amount of outstanding repurchase agreements was $7,835,000, $4,248,000, and $1,627,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

The Company has $10,950,000 and $43,300,000 of remaining credit available under lines of credit with the FHLB at December 31, 1999 and 1998 which are collateralized by FHLB stock and real estate mortgage loans.

Long-term borrowings are summarized as follows:

                                                                      At December 31
                                                   -----------------------------------------------
                                                       1999              1998              1997
                                                   -----------        -----------      -----------
                                                                (Dollars in thousands)
FHLB advances...............................       $     8,421        $     6,617      $     1,314
10% notes...................................       $     1,698        $     1,739      $     1,739
Other.......................................               121                144              164
                                                   -----------        -----------      -----------
     Total long-term borrowings.............       $    10,240        $     8,500      $     3,217
                                                   ===========        ===========      ===========

Advances payable to the FHLB are collateralized by FHLB stock and real estate mortgage loans. The advances mature from 2000 through 2008 and have a fixed interest rate with a weighted average rate of 5.76% as of December 31, 1999. The Company issued $1,739,000 of 10% unsecured notes to former shareholders of First Tier Bank & Trust due March 31, 2000 with interest payable quarterly. Other debt at December 31, 1999, 1998, and 1997 includes mortgage notes which mature from 2000 through 2005 and bear interest at a fixed average rate of 3.76% Long term borrowings have aggregate maturities for the five years 2000 through 2004 of $2,835,000 in 2000, $1,146,000 in 2001, $155,000 in 2002, $165,000 in 2003 and
$174,000 in 2004.

Deposits

The Banks offer a broad array of core deposit products including checking accounts, interest-bearing transaction accounts (NOW), savings and money market accounts and certificates of deposit under $100,000. These core deposit products were $726.6 million or 76.5% of total deposits of $949.5 million at December 31, 1999. The core deposit base consists almost exclusively of in-market deposits and there are no brokered deposits. Core deposits are supplemented with certificates of deposit over $100,000 which were $222.9 million at December 31, 1999. Certificates of deposit over $100,000 are largely from in-market municipal, business and individual customers.

Total deposits at December 31, 1998 were $850.5 million, an increase of $82.7 million or 10.8% from $767.7 million at December 31, 1997. Core deposits, principally certificates of deposit under $100,000, account for $53.1 million of the increase with certificates of deposit over $100,000 increasing $29.6 million. Core deposit products were $678.8 million or 79.8% of total deposits at December 31, 1998. Certificates of deposit over $100,000 totaled $171.6 million at December 31, 1998.

The daily average balances, percentage composition and weighted average rates paid on deposits for each of the years ended December 31, 1999, 1998 and 1997 are presented below:

                                                                   For the year ended December 31
                                                 1999                            1998                          1997
                                    ------------------------------  ------------------------------   ---------------------------
                                               Percent                         Percent                          Percent
                                               Of Total   Weighted             Of Total   Weighted             Of Total  Weighted
                                    Average    Average    Average   Average    Average     Average   Average   Average    Average
                                    Balance    Deposits    Rate     Balance    Deposits     Rate     Balance   Deposits    Rate
                                    -------    --------   ------    -------    --------    -----     -------   --------   -------
                                                                         (Dollars in thousands)
Interest-bearing checking........   $ 105,076     11.8%     1.34%  $  91,627      11.5%     1.46%    $  83,271    11.4%    1.45%
Savings and money market.........     183,800     20.7      2.43     163,966      20.5      2.62       166,646    22.8     2.67
Certificates of deposit
  under $100,000.................     280,953     31.6      5.22     274,750      34.4      5.68       248,871    34.1     5.62
Certificates of deposit
  over $100,000.................      190,942     21.5      5.18     158,317      19.8      5.64       133,799    18.3     5.64
Non-interest-bearing accounts....     127,899     14.4        --     110,294      13.8        --        97,510    13.4       --
                                    ---------    -----             ---------     -----               ---------   -----

  Total average deposits.........   $ 888,670    100.0%     3.78%  $ 798,954     100.0%      3.78%   $ 730,097   100.0%    3.72%
                                    =========    ======            =========     =====               =========   =====

The following table indicates the amount of the Company's certificates of deposit by time remaining until maturity as of December 31, 1999:

                                                                   At December 31, 1999
                                                --------------------------------------------------------------
                                                 3 Months    Over 3 To 6  Over 6 To 12    Over 12
                                                  Or Less      Months        Months       Months        Total
                                                  -------      ------        ------       ------        -----
                                                                  (Dollars in thousands)
Certificates of deposit less than $100,000..    $   59,325    $  53,171   $   99,560   $   65,961   $  278,017
Certificates of deposit of $100,000 or more.       159,115       26,505       24,717       12,564      222,901
                                                ----------    ---------   ----------   ----------   ----------

   Total certificates of deposit............    $  218,440    $  79,676   $  124,277   $   78,525   $  500,918
                                                ==========    =========   ==========   ==========   ==========

NET INCOME ANALYSIS

Net Interest Income

Net interest income, the principal source of the Company's earnings, was $47.0 million in 1999 compared with $41.9 million in 1998, an increase of $5.1 million or 12.2%. Net interest income increased in 1999 as a result of a 13.7% increase in average earning assets, derived primarily from growth of $78.6 million in average loans and $45.4 million in average securities. The growth in earning assets was partially offset by a 6 basis point decline in the net interest margin. Net interest income was $41.9 million in 1998 compared with $39.3 million in 1997, an increase of $2.6 million or 6.6%. Average earning assets grew by $80.6 million in 1998, or 10.2% over 1997, with average loans growing by $49.5 million, or 8.7%, and average investment securities growing by $29.4 million, or 14.8% which were partially offset by a 15 basis point decline in the net interest margin. Net interest margin, on a tax-equivalent basis, was 5.00% for 1999, 5.06% for 1998, and 5.21% for 1997.

Net interest margin declined slightly by 6 basis points to 5.00% in 1999 as intense competition for loan assets continued. Net interest margin declined in 1998 as a result of a declining interest rate environment, a relatively flat yield curve and intense competitive pressures. The yield on interest-earning assets decreased to 8.24% in 1999 from 8.65% in 1998. The interest-earning asset yield was 8.76% in 1997. The cost of interest-bearing liabilities decreased to 4.05% in 1999 from 4.41% in 1998 and was 4.33% in 1997. Growth in interest-bearing liabilities in 1999 occurred in all categories. The Company closely managed interest rate pricing on its deposits which caused the interest bearing liability rate to decline in 1999. In 1998 much of the growth in interest bearing liabilities was in higher yielding certificates of deposit which caused the yield on this portfolio to increase that year.

Average Balance Sheet. The following table sets forth certain information relating to the Company's consolidated statements of financial condition and reflects the average yields earned on interest-earning assets, as well as the average rates paid on interest-bearing liabilities for the years indicated. Such yields and rates were derived by dividing interest income or expense by the average balances of interest-earning assets or interest-bearing liabilities, respectively, for the years shown. Tax equivalent adjustments have been made. All average balances are average daily balances. Nonaccruing loans have been included in the yield calculations in this table.

                                                                          Year ended December 31
                                              --------------------------------------------------------------------------
                                                              1999                                   1998
                                              -------------------------------------    ---------------------------------
                                                Average         Interest                 Average      Interest
                                              Outstanding       Earned/      Yield/    Outstanding    Earned/      Yield/
                                                Balance          Paid         Rate       Balance        Paid        Rate
                                                -------          ----         ----       -------        ----        ----
                                                                          (Dollars in thousands)
Interest-earning assets:
 Federal funds sold and interest
  bearing deposits..........................  $     8,529     $       428      5.02%     $  15,406    $      842     5.47%
  Investment securities (1) ................      274,290          17,203      6.27        227,352        14,784     6.50
 Loans (2) .................................      700,062          63,417      9.06        621,418        59,090     9.51
                                              -----------     -----------                ---------     ---------
   Total interest-earning assets ...........      982,881          81,048      8.24        864,176        74,716     8.65
                                              -----------     -----------                ---------     ---------

Allowance for loan losses   ................      (10,261)                                  (8,910)
Other non-interest-earning assets                  63,841                                   63,142
                                              -----------                               ----------
   Total assets ............................  $ 1,036,461                               $  918,408
                                              ===========                               ==========

Interest-bearing liabilities:
 Savings and money market...................  $   183,800     $     4,461      2.43%   $   163,966    $    4,301     2.62%
 Interest-bearing checking .................      105,076           1,408      1.34         91,627         1,335     1.46
 Certificates of deposit ...................      471,895          24,551      5.20        433,067        24,523     5.66
 Borrowed funds ............................       26,398           1,463      5.54         13,635           799     5.86
                                              -----------     -----------                ---------     ---------
   Total interest-bearing liabilities ......      787,169          31,883      4.05        702,295        30,958     4.41
                                              -----------     -----------                ---------     ---------

Non-interest-bearing demand deposits .......      127,899                                  110,294
Other non-interest-bearing liabilities .....       14,091                                   13,613
                                              -----------                                ---------
   Total liabilities .......................      929,159                                  826,202
Stockholders' equity (3) ...................      107,302                                   92,206
                                              -----------                                ---------

   Total liabilities and stockholders'
        equity .............................  $ 1,036,461                               $  918,408
                                              ===========                               ==========

Net interest income ........................                  $    49,165                             $   43,758
                                                              ===========                             ===========

Net interest rate spread ...................                                   4.19%                                 4.24%
                                                                             ======                                ======
Net earning assets .........................  $   195,712                              $   161,881
                                              ===========                              ===========


Net interest income as a percentage of
 average interest-earning assets ...........                                   5.00%                                 5.06%
                                                                             ======                                ======

Ratio of average interest-earning assets
 to average interest-bearing liabilities ...                                 124.86%                               123.05%
                                                                             ======                                ======

                                                             Year ended December 31
                                                 ---------------------------------------------
                                                                   1997
                                                 ---------------------------------------------
                                                   Average          Interest
                                                 Outstanding         Earned/            Yield/
                                                   Balance            Paid               Rate
                                                   -------            ----               ----
                                                            (Dollars in thousands)

Interest-earning assets:
 Federal funds sold and interest
   bearing deposits..........................    $    14,204       $       788           5.55%
  Investment securities (1) .................        197,992            13,149           6.64
 Loans (2) ..................................        571,877            54,730           9.57
                                                 -----------       -----------
   Total interest-earning assets ............        784,073            68,667           8.76
                                                 -----------       -----------

Allowance for loan losses   .................         (7,370)
Other noninterest-earning assets                      58,083
                                                 -----------
   Total assets .............................    $   834,786
                                                 ===========

Interest-bearing liabilities:
 Savings and money market...................     $   166,646       $     4,447           2.67%
 Interest-bearing checking ..................         83,271             1,211           1.45
 Certificates of deposit ....................        382,670            21,534           5.63
 Borrowed funds .............................         10,585               658           6.22
                                               -------------       -----------
   Total interest-bearing liabilities .......        643,172            27,850           4.33
                                                -------------      -----------
Non-interest-bearing demand deposits ........         97,510
Other non-interest-bearing liabilities ......         11,838
                                                ------------
   Total liabilities ........................        752,520
Stockholders' equity (3) ....................         82,266
                                                ------------
   Total liabilities and stockholders'
        equity ..............................    $   834,786
                                                 ===========

Net interest income .........................                      $    40,817
                                                                   ===========

Net interest rate spread ....................                                            4.43%
                                                                                       ======
Net earning assets ..........................  $     140,901
                                               =============

Net interest income as a percentage of
 average interest-earning assets ............                                            5.21%
                                                                                       ======

Ratio of average interest-earning assets
 to average interest-bearing liabilities ....                                          121.91%
                                                                                       ======

(1) Amounts shown are amortized cost. In order to make pre-tax income and resultant yields on tax-exempt securities comparable to those on taxable securities and loans, a tax-equivalent adjustment to interest earned from tax-exempt securities has been computed using a federal tax rate of 35%.

(2)   Net of deferred loan fees and expenses, and loan discounts.

(3)   Includes unrealized gains/(losses) on securities available for sale.

Rate/Volume Analysis. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by current year rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                                              Year ended December 31
                                              ---------------------------------------------------------------------------------
                                                         1999 VS. 1998                                   1998 VS. 1997
                                              ------------------------------------             --------------------------------
                                                   Increase/(Decrease)    Total                Increase/(Decrease)      Total
                                                         Due To          Increase                      Due To          Increase
                                                   Volume      Rate     (Decrease)              Volume      Rate      (Decrease)
                                                   ------      ----     ----------             -------      ----      ----------
                                                                              (Dollars in thousands)
Interest-earning assets:
   Federal funds sold and interest
    bearing deposits..........................    $   (346)   $  (69)   $   (415)               $    64    $   (10)    $     54
   Investment securities......................       2,847      (442)      2,405                  1,984       (349)       1,635
   Loans......................................       7,135    (2,809)      4,326                  4,720       (360)       4,360
                                                  --------   -------    --------                -------    -------     --------
        Total interest-earning assets.........       9,636    (3,320)      6,316                  6,768       (719)       6,049
                                                  ========   =======    ========                =======    =======     ========
Interest-bearing liabilities:
   Savings and money market...................         180      (107)         73                    (72)       (74)        (146)
   Interest-bearing checking..................         482      (321)        161                    134        (10)         124
   Certificates of deposit  ..................       2,020    (1,993)         27                  2,855        134        2,989
   Borrowed funds.............................         707       (43)        664                    164        (23)         141
                                                  --------   -------    --------                -------    -------     --------
        Total interest-bearing liabilities....       3,389    (2,464)        925                  3,081         27        3,108
                                                  ========   =======    ========                =======    =======     ========
Net interest income..........................     $  6,247   $  (856)   $  5,391                 $3,687     $ (746)     $ 2,941
                                                  ========   =======    ========                =======    =======     ========

PROVISION FOR LOAN LOSSES

The Company establishes provisions for losses, which are charged to operations, in order to maintain the allowance for loan losses at an adequate level. The provision for loan losses was $3.1 million in 1999, compared to $2.7 million in 1998 and $2.8 million in 1997. The amount of the provision in excess of the net charge-offs for each of the three years increased the balance of the Company's Allowance for Loan Losses. The growth in the Allowance for Loan Losses is consistent with the growth in the Company's loan portfolio.

NONINTEREST INCOME

The following table presents the major categories of noninterest income during the years indicated:

                                                                           Year Ended December 31,
                                                                 -----------------------------------------
                                                                 1999              1998              1997
                                                                 ----              ----              ----
                                                                          (Dollars in thousands)
     Service charges on deposit accounts....................     $4,289           $3,234            $2,706
     Loan servicing fees....................................      1,192            1,190             1,137
     Mutual fund fees.......................................        882              672               471
     Insurance fees.........................................        327              238               175
     Gain on sale of assets.................................        292              181               353
     Other..................................................        866              866               891
                                                                 ------           ------            ------
       Total noninterest income.............................     $7,848           $6,381            $5,733
                                                                 ======           ======            ======

Service charges on deposit accounts increased in 1999 as a result of an increase in demand deposit customers and selected increases in deposit service pricing. Mutual fund fees increased $210,000, or 31.3%, due to a greater emphasis on the sale of such investment products. An increase of $111,000 in gains on the sale of assets from $181,000 in 1998 to $292,000 in 1999 was derived from $71,000 in gains on sales of securities available for sale versus no security gains in 1998 and $40,000 of additional gains from sales of loans and other assets. Service charges on deposit accounts increased $528,000, or 19.5%, in 1998 from $2.7 million in 1997. Loan servicing fees increased $53,000, or 4.7% in 1998 consistent with the increase in the portfolio of loans serviced for others. Mutual fund fees increased $201,000, or 42.7% in 1998 also due to greater emphasis on the sale of such investment products.

NONINTEREST EXPENSES

The following table presents the major categories of noninterest expense for the periods indicated:

                                                                        Year Ended December 31,
                                                           ------------------------------------------
                                                            1999              1998              1997
                                                            ----              ----              ----
                                                                     (Dollars in thousands)
Salaries and employee benefits........................     $14,801          $13,092           $11,713
Occupancy and equipment...............................       4,491            3,855             3,809
Supplies and postage..................................       1,295            1,363             1,211
Amortization of intangibles...........................         839              839               839
Professional fees.....................................         618              809               328
Advertising...........................................         574              487               476
Other real estate.....................................         259              378               198
Other expense.........................................       4,155            3,779             3,510
                                                           -------          -------           -------
  Total non-interest expense..........................     $27,032          $24,602           $22,084
                                                           =======          =======           =======

The increases in noninterest expenses in 1999 are largely the result of increases in staffing levels from expanding lending activities, technological expenditures associated with expanding the Company's product line and distribution channels and the opening of new branch offices in contiguous markets. Noninterest expenses increased 11.4% in 1998 primarily from an investment in staff additions and upgrades to facilities and technology. Key members were added to the management team and several branch facilities were expanded and one new branch was opened in 1998. The Company also added features to technological capabilities including an internet banking product, check imaging and upgrades to overall data processing capabilities in preparation for the year 2000. Even with these expenditures, the Company's efficiency ratio, which measures the amount of overhead required to produce a dollar of revenue, remained at a relatively low level. For the years ended December 31, 1999, 1998, and 1997 the efficiency ratio was 47.0%, 48.3%, and 47.0%, respectively.

The Company's largest component of noninterest expense, salaries and employee benefits increased 13.1% in 1999. Salaries and employee benefits increased 11.8% in 1998. Upgrades to salary and incentive compensation programs, additions to the management team and additional staff hired at the new branch offices account for the increases. Occupancy and equipment costs increased 16.5% in 1999 due to new branch openings and additional technological expenditures. Occupancy and equipment costs increased only $46,000, or 1.2% in 1998, as additional non-recurring costs associated with the opening of the new corporate headquarters and operations center in 1997 were replaced with costs associated with upgrading branch facilities and acquiring new technology in 1998. Legal and professional fees increased $481,000 in 1998 principally as a result of consulting fees incurred in connection with a "Best Practice and Income Enhancement" project which contributed to improved efficiencies and fee income in 1999.

INCOME TAXES

The effective income tax rate was 35.6% in 1999, 35.1% in 1998, and 36.2% in 1997. The fluctuation in the 1998 effective tax rate from 1997 is attributable to changes in the percentage of pre-tax income being derived from interest income on tax-exempt securities.

LIQUIDITY AND CAPITAL RESOURCES

The Company's most liquid assets are cash, due from banks, interest-bearing deposits and federal funds sold. The levels of these assets are dependent on operating, financing, lending and investing activities during any given period. At December 31, 1999, cash, due from banks, interest-bearing deposits and federal funds sold totaled $61.2 million, or 5.4% of total assets, as compared to $42.8 million, or 4.4% of total assets, at December 31, 1998. Cash on hand accounted for $11.4 million of the increase which was included in the Company's Year 2000 liquidity and cash flow contingency plan.

The Company's primary sources of funds are deposits, proceeds from the principal and interest payments on loans, borrowings, and proceeds from the sale of fixed-rate mortgage loans to the secondary market. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows, mortgage prepayments, mortgage loan sales and borrowings are greatly influenced by general interest rates, economic conditions and competition. The Company monitors its liquidity position on a daily basis. Excess short-term liquidity is usually invested in overnight federal funds sold. Additional sources of funds are available through the use of reverse repurchase agreements and short-term advances from the Federal Home Loan Bank of New York.

Total deposits increased $99.1 million from December 31, 1998 to December 31, 1999. Deposit flows are affected by the level of interest rates, the interest rates and products offered by local competitors and other factors.

At December 31, 1999, the Company had total borrowings of $56.3 million, which primarily consisted of advances from the FHLB and repurchase agreements entered into with business customers. FHLB advances are available pursuant to several credit programs, each of which has its own interest rate and range of maturities. At December 31, 1999, the Company had $49.9 million of FHLB advances outstanding, an increase of $43.3 million from $6.6 million at December 31, 1998. Short term FHLB advances increased $34.5 million during the 4th quarter as part of the Company's overall liquidity and cash flow contingency planning for "Y2K" (see below).

Outstanding loan commitments totaled $152.4 million at December 31, 1999. The Company anticipates it will have sufficient funds available to meet current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1999 total $422.4 million. Based upon experience and current pricing strategy, management believes that a significant portion of such deposits will remain with the Banks.

At December 31, 1999, the Company significantly exceeded all regulatory capital requirements with:

o a consolidated leverage capital level of $117.6 million, or 10.8% of adjusted assets, which is above the required level of $43.5 million, or 4.00% of adjusted assets;

o a Tier 1 risk-based capital of $117.6 million, or 14.94% of adjusted assets, which is above the required level of $31.5 million, or 4.00% of adjusted assets; and

o a consolidated risk-based capital of $127.4 million, or 16.19% of adjusted assets, which is above the required level of $63.0 million, or 8.00% of adjusted assets.

MARKET RISK

The principal objective of the Company's interest rate risk management is to evaluate the interest rate risk inherent in certain assets and liabilities, determine the appropriate level of risk given its business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the guidelines approved by the Company's Board of Directors to reduce the vulnerability of operations to changes in interest rates. The Company's asset/liability committee, which is comprised of senior management, is responsible for reviewing with the Board its activities and strategies, the effect of those strategies on the net interest margin, the fair value of the portfolio and the effect that changes in interest rates will have on the portfolio and exposure limits, all under the direction of the Board. The asset/liability committee develops an asset/liability policy that meets strategic objectives and regularly reviews the activities of the subsidiary banks. Each subsidiary bank board adopts an asset/liability policy within the parameters of the overall asset/liability policy and utilizes an asset/liability committee comprised of senior management of the bank under the direction of the bank's board.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring the Company's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or re-price within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning-assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. At December 31, 1999, the one-year gap position, the difference between the amount of interest-earning assets maturing or re-pricing within one year and interest-bearing liabilities maturing or repricing within one year, was $74.1 million, or 7.6% of total assets. Accordingly, over the one year period following December 31, 1999, the Company will have $74.1 million more in liabilities re-pricing than assets. Generally if rate-sensitive assets re-price sooner than rate-sensitive liabilities, earnings will be positively impacted in a rising rate environment. Conversely, in a declining rate environment, earnings will generally be negatively impacted. If rate-sensitive liabilities re-price sooner than rate-sensitive assets then generally earnings will be negatively impacted in a rising rate environment. Conversely, in a declining rate environment earnings will generally be positively impacted. Management believes that the negative gap position will not have a material adverse effect on the Company's operating results.

Gap Analysis. The following table (the "Gap Table") sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1999 which management anticipates, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of the repricing date or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 1999, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within the selected time intervals. All non-maturity deposits (demand deposits and savings deposits) were assumed to become rate sensitive over time, with 2.5%, 12.5%, 15%, 30%, and 40% of such deposits assumed to reprice in the periods of less than 30 days, 31 to 180 days, 181 to 365 days, 1 to 3 years and more than 3 years, respectively. Prepayment and repricing rates can have a significant impact on the estimated gap. While management believes such assumptions are reasonable, there can be no assurance that assumed repricing rates will approximate actual future deposit activity.

Gap Table                                                         Volumes Subject to Repricing Within
                                    -----------------------------------------------------------------------------------------------
                                      0-30     31-180       181-365
December 31, 1999                     days      days          days      1-3 years    3-5 years   5-10 years  >10 years     Total
                                    -----------------------------------------------------------------------------------------------
                                                                            (dollars in thousands)
  Interest-earning assets:
    Federal funds sold ...........  $ 11,554   $      --    $     --    $      --    $      --   $      --   $      --   $   11,554
    Securities (1) ...............     1,273      21,181      15,522       65,092      108,857      66,546       3,157      281,628
    Loans (2) ....................   309,942      60,530      69,263      124,567       88,988      48,102      62,354      763,746
                                    --------   ---------    --------    ---------    ---------   ---------   ---------   ----------
      Total interest-earning
        assets ...................   322,769      81,711      84,785      189,659      197,845     114,648      65,511    1,056,928
                                    --------   ---------    --------    ---------    ---------   ---------   ---------   ----------

  Interest-bearing liabilities:
    Interest-bearing checking,
      savings and money
      market deposits ............     7,671      38,350      46,022       92,044      118,323       4,403          --      306,813
    Certificates of deposit ......   122,230     175,887     124,280       71,885        6,479         157          --      500,918
    Borrowed funds ...............     4,610      43,257       1,076        1,326          351       5,625          91       56,336
                                    --------   ---------    --------    ---------    ---------   ---------   ---------   ----------
      Total interest-bearing
        liabilities ..............   134,511     257,494     171,378      165,255      125,153      10,185          91      864,067
                                    --------   ---------    --------    ---------    ---------   ---------   ---------   ----------

  Period gap .....................  $188,258   $(175,783)   $(86,593)   $  24,404    $  72,692   $ 104,463   $  65,420   $  192,861
                                    ========   =========    ========    =========    =========   =========   =========   ==========

  Cumulative gap .................  $188,258   $  12,475    $(74,118)   $ (49,714)   $  22,978   $ 127,441   $ 192,861
                                    ========   =========    ========    =========    =========   =========   =========

  Period gap to total assets .....     16.62%     (15.52%)     (7.64%)       2.15%        6.42%       9.22%       5.77%       17.02%
                                    ========   =========    ========    =========    =========   =========   =========   ==========

  Cumulative gap to
     total assets ................     16.62%       1.10%      (6.54%)      (4.39%)       2.03%      11.25%      17.02%
                                    ========   =========    ========    =========    =========   =========   =========

  Cumulative interest-earning
    assets to cumulative interest-
    bearing liabilities ..........    239.96%     103.18%      86.84%       93.18%      102.69%     114.75%     122.32%
                                    ========   =========    ========    =========    =========   =========   =========

----------
(1) Amounts shown are the amortized cost of held to maturity securities and the fair value of available for sale securities.
(2) Amounts shown include principal balance net of deferred loan fees and costs, unamortized premiums and discounts.

Certain shortcomings are inherent in the method of analysis presented in the Gap Table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates, both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

As a result of these shortcomings, the Company directs more attention on simulation modeling, such as "net interest income at risk" discussed below, rather than gap analysis. Even though the gap analysis reflects a ratio of cumulative gap to total assets within acceptable limits, the net interest income at risk simulation modeling is considered by management to be more informative in forecasting future income at risk.

Net Interest Income at Risk Analysis. In addition to the Gap Analysis, management uses a "rate shock" simulation to measure the rate sensitivity of our balance sheet. Rate shock simulation is a modeling technique used to estimate the impact of changes in rates on our net interest income and economic value of equity. The following table sets forth the results of our modeling analysis at December 31, 1999:

    Change in Interest                  Net Interest Income                  Economic Value of Equity
   Rates in Basis Points        -----------------------------------    ----------------------------------
       (Rate Shock)             $Amount      $ Change      % Change    $ Amount      $ Change    % Change
---------------------------     -------      --------      --------    --------      --------    --------
                                                         (dollars in thousands)
200........................     $54,844      $ 1,314        2.45%      $121,090     $(11,988)     (9.01%)
100........................      54,254          724        1.35%       126,676       (6,402)     (4.81%)
Static.....................      53,530           --          --        133,078           --         --
(100)......................      52,919         (611)      (1.14%)      139,520        6,442       4.84%
(200)......................      51,324       (2,206)      (4.12%)      142,826        9,748       7.33%

The Company measures net interest income at risk by estimating the changes in net interest income resulting from instantaneous and sustained parallel shifts in interest rates of plus or minus 200 basis points over a period of 12 months. As of December 31, 1999, a 200 basis point increase in rates would increase net interest income by $1.3 million, or 2.45%, over the next twelve month period. Conversely, a 200 basis point decrease in rates would decrease net interest income by $2.2 million, or 4.12%, over a 12 month period. This simulation is based on management's assumption as to the effect of interest rate changes on assets and liabilities and assumes a parallel shift of the yield curve. It also includes certain assumptions about the future pricing of loans and deposits in response to changes in interest rates. Further, it assumes that delinquency rates would not change as a result of changes in interest rates although there can be no assurance that this will be the case. While this simulation is a useful measure as to net interest income at risk due to a change in interest rates, it is not a forecast of the future results and is based on many assumptions that, if changed, could cause a different outcome.

YEAR 2000 "Y2K"

General

The Year 2000 risk involved computer programs and computer software that would not be able to perform into the Year 2000 without interruption. If computer systems did not correctly recognize the date change from December 31, 1999 to January 1, 2000, computer applications that rely on the date field could have failed or created erroneous results. Such erroneous results could have affected interest, payment, or due dates or have caused a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Company Preparations

The Company formally initiated its Year 2000 project plan in September 1997 to ensure that operational and financial systems would not be adversely affected by Year 2000 problems. The Company formed a Year 2000 project team to allocate the necessary resources to ensure completion of the project under board of directors oversight.

The software for the Company's systems is provided through software vendors. All third party vendors and software providers were contacted and required to demonstrate and represent that their products would be Year 2000 compliant. The Company implemented an ongoing program of testing compliance with these representations and warranties. In addition, compliance with Year 2000 directives and guidelines issued by the Federal Financial Institutions Examination Council ("FFIEC") and other bank regulatory agencies was reviewed by the FDIC, the Federal Reserve Board, the Office of Comptroller of the Currency and the New York State Banking Department in 1998 and 1999.

Costs of Compliance

The Company expended approximately $262,000 through December 31, 1999 to address Year 2000 issues. No additional costs are expected.

Risks Related to Third Parties

The Company cannot accurately gauge the impact of Year 2000 noncompliance by third parties with which it transacts business. The largest dollar deposit customers were identified (aggregate deposits over $250,000) as were the largest commercial/agricultural loan customers (which have loans over $100,000). Customers deemed at risk were surveyed to determine their readiness with respect to Year 2000 issues, including (1) their awareness of Year 2000 issues, (2) plans to address such issues and (3) progress with respect to such plans. Responses were reviewed and the Company worked individually with customers to resolve any identified problems. In the event that Year 2000 noncompliance adversely affects a borrower, the Company may be required to charge-off the loan to that borrower. Management believes these potential charge-offs are not material.

Contingency Plans and Current Status

Contingency planning with respect to the Year 2000 date change was completed and none of the Company's systems failed. Processing by the Federal Reserve of electronic funds transfers and check clearing was not interrupted.

As the Company's data processing systems functioned properly at the time of the date change and the Company has not experienced any internal or external "Y2K" problems, there has been no impact on the Company's financial condition or results of operations.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Financial Institutions, Inc.:

We have audited the accompanying consolidated statements of financial condition of Financial Institutions, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Financial Institutions, Inc. and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ KPMG LLP


Buffalo, New York
January 24, 2000

                  Financial Institutions, Inc. and Subsidiaries
                 Consolidated Statements of Financial Condition
                           December 31, 1999 and 1998

                                                         1999           1998
                                                         ----           ----
(Dollars in thousands, except share amounts)

Assets

Cash, due from banks and interest-bearing deposits   $    49,672    $    26,365
Federal funds sold                                        11,554         16,478
Securities available for sale, at fair value             200,272        157,022
Securities held to maturity                               81,356         91,016

Loans                                                    763,745        655,427
     Allowance for loan losses                           (11,421)        (9,570)
                                                     -----------    -----------
     Loans, net                                          752,324        645,857
Premises and equipment, net                               17,009         18,081
Other assets                                              24,273         21,366
                                                     -----------    -----------
     Total assets                                    $ 1,136,460    $   976,185
                                                     ===========    ===========

Liabilities And Shareholders' Equity

Deposits:

     Demand                                          $   141,800    $   128,216
     Savings, money market and interest-bearing
         checking                                        306,813        273,630
     Certificates of Deposit                             500,918        448,609
                                                     -----------    -----------
     Total deposits                                      949,531        850,455

Accrued expenses and other liabilities                    13,054         15,290
Short-term borrowings                                     46,096          5,362
Long-term borrowings                                      10,240          8,500
                                                     -----------    -----------
     Total liabilities                                 1,018,921        879,607
                                                     -----------    -----------

Shareholders' equity:

  3% cumulative preferred stock, $100 par value,
    authorized 10,000 shares, issued and
    outstanding 1,759 shares in 1999 and
    1,842 shares in 1998                                     176            184
  8.48% cumulative preferred stock, $100 par
    value, authorized 200,000 shares, issued
    and outstanding 176,356 shares in 1999
    and 176,734 shares in 1998                            17,636         17,673
  Common stock, $ 0.01 par value, authorized
    50,000,000 shares, issued 11,303,533 shares
    in 1999 and 10,200,400 shares in 1998                    113            102
  Additional paid-in capital                              16,448          2,837
  Retained earnings                                       86,361         75,167
  Accumulated other comprehensive income (loss)           (2,661)         1,141
  Treasury stock - common, at cost -
    285,800 shares in 1999 and 284,800
    shares in 1998                                          (534)          (526)
                                                     -----------    -----------
     Total shareholders' equity                          117,539         96,578
                                                     -----------    -----------
     Total liabilities and shareholders' equity      $ 1,136,460    $   976,185
                                                     ===========    ===========

See accompanying notes to consolidated financial statements.

                  Financial Institutions, Inc. and Subsidiaries
                        Consolidated Statements of Income
                  Years Ended December 31, 1999, 1998 and 1997

                                                  1999        1998        1997
                                                  ----        ----        ----
(Dollars in thousands, except
     per share amounts)

Interest income:

     Loans                                       $63,417     $59,090     $54,730
     Securities                                   15,054      12,938      11,650
     Other                                           428         842         788
                                                 -------     -------     -------
         Total interest income                    78,899      72,870      67,168
                                                 -------     -------     -------

Interest expense:
     Deposits                                     30,420      30,159      27,193
     Borrowings                                    1,463         799         658
                                                 -------     -------     -------
         Total interest expense                   31,883      30,958      27,851
                                                 -------     -------     -------

Net interest income                               47,016      41,912      39,317
Provision for loan losses                          3,062       2,732       2,829
                                                 -------     -------     -------
         Net interest income after
             provision for loan losses            43,954      39,180      36,488
                                                 -------     -------     -------

Noninterest income:
     Service charges on deposits                   4,289       3,234       2,706
     Loan servicing fees                           1,192       1,190       1,137
     Mutual fund fees                                882         672         471
     Other                                         1,485       1,285       1,419
                                                 -------     -------     -------
       Total noninterest income                    7,848       6,381       5,733
                                                 -------     -------     -------

Noninterest expense:
     Salaries and employee benefits               14,801      13,092      11,713
     Occupancy and equipment                       4,491       3,855       3,809
     Supplies and postage                          1,295       1,363       1,211
     Amortization of intangibles                     839         839         839
     Professional fees                               618         809         328
     Other                                         4,988       4,644       4,184
                                                 -------     -------     -------
       Total noninterest expense                  27,032      24,602      22,084
                                                 -------     -------     -------

       Income before income taxes                 24,770      20,959      20,137
Income taxes                                       8,813       7,354       7,295
                                                 -------     -------     -------
       Net income                                 15,957      13,605      12,842
Preferred stock dividends                          1,503       1,506       1,513
                                                 -------     -------     -------
       Net income available to
         common shareholders                     $14,454     $12,099     $11,329
                                                 =======     =======     =======
       Net income per common share:
         Basic                                   $  1.38     $  1.22     $  1.14
                                                 =======     =======     =======
         Diluted                                 $  1.38     $  1.22     $  1.14
                                                 =======     =======     =======

See accompanying notes to consolidated financial statements.

                  Financial Institutions, Inc. and Subsidiaries
                      Consolidated Statements of Changes in
                  Shareholders' Equity and Comprehensive Income
                  Years Ended December 31, 1999, 1998 and 1997

                                                                                                                      Accumulated
                                                                                                                         Other
                                                                                             Additional                  Compre-
                                                           3%        8.48%                     Paid                      hensive
                                                       Preferred   Preferred      Common        In        Retained       Income
                                                         Stock       Stock        Stock       Capital     Earnings       (Loss)
                                                         -----       -----        -----       -------     --------       ------
(Dollars in thousands, except share amounts)
   Balance - December 31, 1996                         $     192    $  17,860    $     102   $   2,761    $  56,516    $     192
   Purchase of 72 shares of 3% preferred stock                (7)          --           --           4           --           --
   Purchase of 1,176 shares of 8.48% preferred stock          --         (117)          --          (5)          --           --
   Purchase of 5,200 shares of common stock                   --           --           --          --           --           --
   Sale of 6,000 shares of treasury stock                     --           --           --          27           --           --
   Comprehensive income:
     Net income                                               --           --           --          --       12,842           --
     Unrealized gain on securities
       available for sale, net                                --           --           --          --           --          557

     Total comprehensive income

   Cash dividends declared:
     3% Preferred - $3.00 per share                           --           --           --          --           (6)          --
     8.48% Preferred - $8.48 per share                        --           --           --          --       (1,507)          --
     Common - $0.22 per share                                 --           --           --          --       (2,184)          --
                                                       ---------    ---------    ---------   ---------    ---------    ---------

   Balance - December 31, 1997                               185       17,743          102       2,787       65,661          749
   Purchase of 5 shares of 3% preferred stock                 (1)          --           --          --           --           --
   Purchase of 693 shares of 8.48% preferred stock            --          (70)          --          (7)          --           --
   Purchase of 23,500 shares of common stock                  --           --           --          --           --           --
   Sale of 10,600 shares of treasury stock                    --           --           --          57           --           --
   Comprehensive income:
     Net income                                               --           --           --          --       13,605           --
     Unrealized gain on securities
       available for sale, net                                --           --           --          --           --          392

     Total comprehensive income

   Cash dividends declared:
     3% Preferred - $3.00 per share                           --           --           --          --           (6)          --
     8.48% Preferred - $8.48 per share                        --           --           --          --       (1,500)          --
     Common - $0.26 per share                                 --           --           --          --       (2,593)          --
                                                       ---------    ---------    ---------   ---------    ---------    ---------

   Balance - December 31, 1998                               184       17,673          102       2,837       75,167        1,141
   Purchase of 83 shares of 3% preferred stock                (8)          --           --           4           --           --
   Purchase of 378 shares of 8.48% preferred stock            --          (37)          --          (5)          --           --
   Purchase of 1,000 shares of common stock                   --           --           --          --           --           --
   Comprehensive income:
     Net income                                               --           --           --          --       15,957           --
     Unrealized loss on securities
       available for sale, net                                --           --           --          --           --       (3,802)

     Total comprehensive income

   Cash dividends declared:
     3% Preferred - $3.00 per share                           --           --           --          --           (5)          --
     8.48% Preferred - $8.48 per share                        --           --           --          --       (1,498)          --
     Common - $0.311 per share                                --           --           --          --       (3,260)          --

   Issuance of 1,103,133 shares of common stock               --           --           11      13,612           --           --

     Through Initial Public Offering, net
                                                       ---------    ---------    ---------   ---------    ---------    ---------

   Balance - December 31, 1999                         $     176    $  17,636    $     113   $  16,448    $  86,361    ($  2,661)
                                                       =========    =========    =========   =========    =========    =========

                                                                       Total
                                                                       Share-
                                                         Treasury     holders'
                                                           Stock       Equity
                                                           -----       ------
(Dollars in thousands, except share amounts)
   Balance - December 31, 1996                          ($    369)   $  77,254
   Purchase of 72 shares of 3% preferred stock                 --           (3)
   Purchase of 1,176 shares of 8.48% preferred stock           --         (122)
   Purchase of 5,200 shares of common stock                   (23)         (23)
   Sale of 6,000 shares of treasury stock                       8           35
   Comprehensive income:
     Net income                                                --       12,842
     Unrealized gain on securities
       available for sale, net                                 --          557
                                                                     ---------
     Total comprehensive income                                         13,399
                                                                     ---------
   Cash dividends declared:
     3% Preferred - $3.00 per share                            --           (6)
     8.48% Preferred - $8.48 per share                         --       (1,507)
     Common - $0.22 per share                                  --       (2,184)
                                                        ---------    ---------

   Balance - December 31, 1997                               (384)      86,843
   Purchase of 5 shares of 3% preferred stock                  --           (1)
   Purchase of 693 shares of 8.48% preferred stock             --          (77)
   Purchase of 23,500 shares of common stock                 (162)        (162)
   Sale of 10,600 shares of treasury stock                     20           77
   Comprehensive income:
     Net income                                                --       13,605
     Unrealized gain on securities
       available for sale, net                                 --          392
                                                                     ---------
     Total comprehensive income                                         13,397
                                                                     ---------
   Cash dividends declared:
     3% Preferred - $3.00 per share                            --           (6)
     8.48% Preferred - $8.48 per share                         --       (1,500)
     Common - $0.26 per share                                  --       (2,593)
                                                        ---------    ---------

   Balance - December 31, 1998                               (526)      96,578
   Purchase of 83 shares of 3% preferred stock                 --           (4)
   Purchase of 378 shares of 8.48% preferred stock             --          (42)
   Purchase of 1,000 shares of common stock                    (8)          (8)
   Comprehensive income:
     Net income                                                --       15,957
     Unrealized loss on securities
       available for sale, net                                 --       (3,802)
                                                                     ---------
     Total comprehensive income                                         12,155
                                                                     ---------
   Cash dividends declared:
     3% Preferred - $3.00 per share                            --           (5)
     8.48% Preferred - $8.48 per share                         --       (1,498)
     Common - $0.311 per share                                 --       (3,260)

   Issuance of 1,103,133 shares of common stock                --
                                                                        13,623
     Through Initial Public Offering, net
                                                        ---------    ---------

   Balance - December 31, 1999                          ($    534)   $ 117,539
                                                        =========    =========

See accompanying notes to consolidated financial statements.

                  Financial Institutions, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows
                  Years Ended December 31, 1999, 1998 and 1997

                                                                                  1999         1998         1997
                                                                                  ----         ----         ----
(Dollars in thousands)
Cash flows from operating activities:
     Net income                                                                $  15,957    $  13,605    $  12,842
     Adjustments to reconcile net income to net cash
     provided by operating activities:
         Depreciation and amortization                                             3,585        3,117        2,798
         Provision for loan losses                                                 3,062        2,732        2.829
         Deferred income tax benefit                                                (692)        (670)        (533)
         Gain on sale of securities available for sale, net                          (71)          --           --
         Gain on sale of loans and premises and equipment                           (221)        (181)        (353)
         Minority interest in net income of subsidiary banks                          78           68           68
         Increase in other assets                                                   (422)      (1,210)      (1,536)
         Increase in accrued expenses and other liabilities                       (2,071)       1,231        2,367
                                                                               ---------    ---------    ---------
              Net cash provided by operating activities                           19,205       18,692       18,482
                                                                               ---------    ---------    ---------
Cash flows from investing activities:
     Purchase of securities:
         Available for sale                                                     (110,571)    (141,300)     (61,916)
         Held to maturity                                                        (20,247)     (46,008)     (33,693)
     Proceeds from maturities of securities:
         Available for sale                                                       55,990       94,841       36,467
         Held to maturity                                                         29,563       53,766       40,505
     Proceeds from sales of securities available for sale                          4,585           --           --
     Net increase in loans                                                      (109,377)     (54,025)     (51,743)
     Purchase of premises and equipment, net                                        (896)      (3,673)      (4,172)
                                                                               ---------    ---------    ---------
              Net cash used in investing activities                             (150,953)     (96,399)     (74,552)
                                                                               ---------    ---------    ---------
Cash flows from financing activities:
     Net increase in deposits                                                     99,076       82,729       60,023
     Increase (decrease) in short-term borrowings, net                            40,734       (3,487)       4,959
     Proceeds from long-term borrowings                                            1,906        5,344        1,314
     Repayment of long-term borrowings                                              (166)         (61)         (21)
     Proceeds from Initial Public Offering                                        13,623           --           --
     Repurchase of preferred and common shares, net                                  (54)        (163)        (113)
     Dividends paid                                                               (4,988)      (3,987)      (3,750)
                                                                               ---------    ---------    ---------
              Net cash provided by financing activities                          150,131       80,375       62,412
                                                                               ---------    ---------    ---------
Net increase in cash and cash equivalents                                         18,383        2,668        6,342
Cash and cash equivalents at the beginning of the year                            42,843       40,175       33,833
                                                                               ---------    ---------    ---------
Cash and cash equivalents at the end of the year                               $  61,226    $  42,843    $  40,175
                                                                               =========    =========    =========
Supplemental disclosure of cash flow information: Cash paid during year for:
         Interest                                                              $  32,051    $  29,920    $  25,782
         Income taxes                                                          $   9,012    $   8,431    $   7,462
                                                                               =========    =========    =========

See accompanying notes to consolidated financial statements.

Financial Institutions, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Financial Institutions, Inc. ("FII") and subsidiaries (the "Company") provide deposit, lending and other financial services to individuals and businesses in Western New York State and are subject to regulation by certain federal and state banking agencies.

Principles of Consolidation

The consolidated financial statements include the accounts of FII, its four banking subsidiaries, Wyoming County Bank (99.65%-owned) ("WCB"), The National Bank of Geneva (99.10%-owned) ("NBG"), The Pavilion State Bank (100%-owned) ("PSB"), and First Tier Bank & Trust (100%-owned) ("FTB"). All significant intercompany transactions and balances have been eliminated in consolidation.

Securities

The Company classifies its debt securities as either available for sale or held to maturity. Debt securities which the Company has the ability and positive intent to hold to maturity are carried at amortized cost and classified as held to maturity. Investments in other debt and equity securities are classified as available for sale and are carried at estimated fair value. Unrealized gains or losses related to securities available for sale are reported as a component of accumulated other comprehensive income and loss in shareholders' equity, net of the related deferred income tax effect until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

A decline in the fair value of any security below cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security. Interest income includes interest earned on the securities adjusted for amortization of premiums and accretion of discounts on the related securities using the interest method. Realized gains or losses from the sale of available for sale securities are recognized on the trade date using the specific identification method.

Loans

Loans are stated at the principal amount outstanding, net of discounts and deferred loan origination fees and costs which are accrued to income based on the interest method. Mortgage loans held for sale are valued at the lower of aggregate cost or market value as determined by outstanding commitments from investors or, in the absence of such commitments, the current investor yield requirements.

Interest income on loans is recognized based on loan principal amounts outstanding at applicable interest rates. Accrual of interest on loans is suspended and all unpaid accrued interest is reversed when management believes, after considering collection efforts and period of time past due, reasonable doubt exists with respect to the collectibility of interest. Income is subsequently recognized to the extent amounts are collected and the principal balance is expected to be recovered.

The Company services residential mortgage loans for the Federal Home Loan Mortgage Corporation (Freddie Mac). Servicing fees are recognized when payments are received. The cost of originating these loans is attributed to the loans and is considered in the calculation of the gain or loss on sale of the loans.

Allowance for Loan Losses

The allowance for loan losses is established through charges to income and is maintained at a level which management considers adequate to provide for such losses. The adequacy of the allowance is determined by management's periodic evaluation of the loan portfolio based on such factors as: current economic conditions; the current financial condition of the borrowers; the economic environment in which they operate; any delinquency in payments; and the value of any collateral held. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require additions to the allowance based on their judgments about information available to them at the time of their examinations.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Company measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company has excluded large groups of small balance, homogeneous loans which include commercial and agricultural loans less than $100,000, all residential mortgages, home equity and consumer loans that are collectively evaluated for impairment. The Company accounts for troubled debt restructurings involving a modification of terms at fair value as of the date of the restructuring.

Federal Home Loan Bank (FHLB) Stock

As a member of the FHLB system, the Company is required to maintain a specified investment in FHLB stock. This amount, which is carried at cost, is equal to the greater of 5% of the outstanding advance balance or 1% of the aggregate outstanding mortgage loans held by the Company.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of lease terms or the useful lives of the assets.

Intangible Assets

Deposit base premiums and goodwill are being amortized over 10 years on the straight-line method. Intangible assets are periodically reviewed for possible impairment or when events or changed circumstances may affect the underlying basis of the assets.

Income Tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date.

Net Income Per Common Share

Basic net income per common share, after giving effect to preferred stock dividends, has been computed using weighted average common shares outstanding. Diluted net income per share reflects the effects of common stock issuable upon exercise of dilutive stock options.

Financial Instruments With Off-Balance Sheet Risk

The Company does not engage in the use of derivative financial instruments and the Company's only financial instruments with off-balance sheet risk are commercial letters of credit and mortgage, commercial and credit card loan commitments. These financial instruments are reflected in the statement of financial condition upon funding.

Cash Equivalents

For purposes of the statement of cash flows, interest-bearing deposits and federal funds sold are considered cash equivalents.

New Accounting Standards

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires recognition of derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for gains and losses resulting from changes in fair value of the derivative instrument depends on the intended use of the derivative and the type of risk being hedged. SFAS No. 133's effective date was deferred in June 1999 by FASB's issuance of SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and is now effective for fiscal years beginning after June 15, 2000, although earlier adoption is permitted. Based upon current activities, the adoption of this statement will not have an effect on the Company's financial position or results of operations. SFAS No. 133 also permits a reclassification of securities to the available for sale category from the held to maturity category, at the time the standard is adopted.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(2) Initial Public Offering

On April 16, 1999, the Company's Board of Directors authorized the filing of a registration statement for the initial public offering of its common stock. In May, 1999, the Board of Directors and shareholders approved an increase in the authorized number of shares of common stock to 50,000,000, and a corresponding reduction in the par value of common stock from $1.00 to $0.01 per share which became effective on June 7, 1999. In June, 1999 the Board of Directors approved a 100-for-one common stock split in the form of a dividend. All share and per share amounts included in the consolidated financial statements retroactively reflect the stock split.

On June 25, 1999, the Company priced its initial public offering of 903,133 common shares at an offering price of $14.00 per share. In addition, on June 29, 1999, the underwriters exercised the entire over-allotment option and purchased an additional 200,000 shares of the Company's common stock, $.01 par value per share, at a price of $14.00 per share, less underwriting discounts and commissions. These transactions closed on June 30, 1999 and the Company realized proceeds of $13.6 million net of underwriting and other offering costs of approximately $1.8 million.

(3) Securities

The aggregate amortized cost and fair value of securities available for sale and securities held to maturity follow:

December 31, 1999
(Dollars in thousands)                             Gross Unrealized
                                      Amortized   -------------------       Fair
                                           Cost      Gains     Losses      Value
                                       --------   --------   --------   --------
Securities Available for Sale:
  U.S. Treasury and agency             $154,353   $     14   $  4,158   $150,209
  Mortgage-backed securities             21,372          9        406     20,975
  State and municipal obligations        16,331         18        208     16,141
  Corporate bonds                         9,022          7        363      8,666
  Equity securities                       3,713        568         --      4,281
                                       --------   --------   --------   --------
      Total securities available
        for sale                        204,791        616      5,135    200,272
                                       ========   ========   ========   ========

Securities Held to Maturity:
  U.S. Treasury and agency                3,946         --         29      3,917
  State and municipal obligations        77,410        296        721     76,985
                                       --------   --------   --------   --------
      Total securities held
        to maturity                    $ 81,356   $    296   $    750   $ 80,902
                                       ========   ========   ========   ========

December 31, 1998

Securities Available for Sale:
  U.S. Treasury and agency             $117,035   $    712   $     85   $117,662
  Mortgage-backed securities             23,357        131         24     23,464
  State and municipal obligations         9,028        181         --      9,209
  Corporate bonds                         2,745         51         --      2,796
  Equity Securities                       2,925        966         --      3,891
                                       --------   --------   --------   --------
      Total securities available
        for sale                        155,090      2,041        109    157,022
                                       ========   ========   ========   ========

Securities Held to Maturity:
  U.S. Treasury and agency               12,476        128         --     12,604
  State and municipal obligations        78,540      1,316         32     79,824
                                       --------   --------   --------   --------
      Total securities held
        to maturity                    $ 91,016   $  1,444   $     32   $ 92,428
                                       ========   ========   ========   ========

The amortized cost and fair value of debt securities by contractual maturity follow:

                                     Available for Sale      Held to Maturity
                                    --------------------   ---------------------
December 31, 1999.                  Amortized    Fair      Amortized      Fair
(Dollars in  thousands)              Cost        Value        Cost        Value
                                    --------    --------    --------    --------
Due in one year or less             $ 12,726    $ 12,728    $ 21,637    $ 21,643
Due in one to five years             120,319     117,601      51,476      51,125
Due in five to ten years              62,204      59,978       7,790       7,668
Due after ten years                    5,829       5,684         453         466
                                    --------    --------    --------    --------
                                    $201,078    $195,991    $ 81,356    $ 80,902
                                    ========    ========    ========    ========

Maturities of mortgage-backed securities are classified in accordance with the contractual repayment schedules. Expected maturities will differ from contracted maturities since issuers may have the right to prepay obligations.

Proceeds from the sale of securities available for sale during 1999 were $4,585,000 with gross gains of $126,000 and gross losses of $55,000 realized on those sales. The Company did not sell any securities in 1998 or 1997.

Securities Held to Maturity and Available for Sale with carrying values of $240,628,000 and $204,586,000 were pledged as collateral against municipal deposits at December 31, 1999 and 1998, respectively.

(4) Loans

Loans outstanding at December 31, 1999 and 1998 are summarized as follows:

                                                       1999              1998
                                                       ----              ----
                                                       (Dollars in thousands)

   Commercial ...................................   $ 140,376         $ 117,750
   Commercial real estate .......................     137,694           106,948
   Agricultural .................................     151,534           123,754
   Residential real estate . ....................     189,466           182,177
   Consumer and home equity .....................     145,038           125,198
                                                    ---------         ---------
     Loans, gross ...............................     764,108           655,827
                                                    ---------         ---------
   Net deferred fees ............................        (363)             (400)
   Allowance for loan losses ....................     (11,421)           (9,570)
                                                    ---------         ---------
    Loans, net ..................................   $ 752,324         $ 645,857
                                                    =========         =========

The following table sets forth the changes in the allowance for loan losses for the years indicated.

                                                    Year ended December 31
                                               ---------------------------------
                                                1999         1998         1997
                                                ----         ----         ----
                                                     (Dollars in thousands)

Balance at beginning of year ................  $ 9,570      $ 8,145      $ 7,129

Charge-offs:
   Commercial ...............................      312          263          500
   Commercial real estate ...................      139          687          746
   Agricultural .............................       12           19           --
   Residential real estate ..................      461          215          131
   Consumer and home equity .................      663          488          620
                                               -------      -------      -------
     Total charge-offs ......................    1,587        1,672        1,997
                                               -------      -------      -------
Recoveries:
   Commercial ...............................       88          106           12
   Commercial real estate ...................       23           84           18
   Agricultural .............................       --           --            1
   Residential real estate ..................      163           42           26
   Consumer and home equity .................      102          133          127
                                               -------      -------      -------
     Total recoveries .......................      376          365          184
                                               -------      -------      -------

Net charge-offs .............................    1,211        1,307        1,813
Provision for loan losses ...................    3,062        2,732        2,829
                                               -------      -------      -------
Balance at end of year ......................  $11,421      $ 9,570      $ 8,145
                                               =======      =======      =======

Loans serviced for others amounting to $200,217,000, $177,797,000, and 153,218,000 at December 31, 1999, 1998, and 1997, respectively are not included in the consolidated statements of financial condition. Loans held for sale totaled $2,131,000 and $2,475,000 at December 31, 1999 and 1998, respectively. Proceeds from the sale of loans were $53,552,000, $55,725,000, and $45,525,000 in 1999, 1998, and 1997, respectively. Net gain on the sale of loans was $221,000, $232,000, and $341,000 in 1999, 1998, and 1997, respectively.
Commitments to sell loans were $1,458,000 and $6,109,000 at December 31, 1999 and 1998, respectively. The Company enters into forward contracts for future delivery of residential mortgage loans at a specified yield to reduce the interest rate risk associated with fixed rate residential mortgage loans held for sale and commitments to fund residential mortgages. Credit risk arises from the possible inability of the other parties to comply with the contract terms. Substantially all of the Company's contracts are with government-sponsored agencies (FHLMC and FHA).

The recorded investment in loans that are considered to be impaired totaled $3,682,000 and $5,066,000 at December 31, 1999 and 1998, respectively. Allowance for loan losses on impaired loans amounted to $865,000, at December 31, 1999 and $941,000 at December 31, 1998. The average recorded investment in impaired loans during 1999, 1998, and 1997 was $3,838,000, $8,111,000, and $7,184,000,
respectively. Interest income recognized on impaired loans during 1999, 1998, and 1997 was approximately $82,000, $246,000, and $369,000, respectively.

In the normal course of business there are various outstanding commitments to extend credit which are not reflected in the accompanying consolidated financial statements. Loan commitments have off-balance-sheet credit risk because only origination fees are recognized in the balance sheet until commitments are fulfilled or expire. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and collateral or other security is of no value. The Company's policy generally requires customers to provide collateral, usually in the form of customers' operating assets or property, prior to the disbursement of approved loans. The contract amounts of these commitments at December 31, 1999 were: letters of credit $4,601,000 and unused commitments $152,416,000. The contract amounts of these commitments at December 31, 1998 were: letters of credit $3,640,000 and unused commitments $107,995,000. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Loans outstanding to certain officers, directors, or companies in which they have 10% or more beneficial ownership approximated $14,912,000, $11,562,000, and $11,351,000 at December 31, 1999, 1998, and 1997, respectively. These loans were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as comparable transactions with other customers, and do not involve more than a normal risk of collectibility.

As of December 31, 1999, the Company had no significant concentration of credit risk in the loan portfolio outside of normal geographic concentration pertaining to the communities that the Company serves, or significant exposure to highly leveraged transactions. There are no foreign credits in the loan portfolio.

(5) Premises and Equipment

A summary of premises and equipment at December 31, 1999 and 1998 follows:

(Dollars in thousands)                                     1999          1998
                                                           ----          ----

Land and land improvements                               $  1,980      $  1,621
Buildings and leasehold improvements                       15,294        15,693
Furniture, fixtures, equipment and vehicles                11,982        11,056
                                                         --------      --------
                                                           29,256        28,370
Accumulated depreciation and amortization                 (12,247)      (10,289)
                                                         --------      --------
Premises and equipment, net                              $ 17,009      $ 18,081
                                                         ========      ========

Depreciation expense amounted to $2,036,000, $1,745,000, and $1,744,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

(6) Deposits

Scheduled maturities for certificates of deposit at December 31, 1999 are as follows:

Mature in year ending December 31:
(Dollars in thousands)

                  2000......................         $422,396
                  2001......................           60,334
                  2002......................           11,551
                  2003......................            4,430
                  2004......................            2,049
                  After 2004................              158
                                                     --------
                                                     $500,918
                                                     ========

Certificates of deposit greater than $100,000 total $222,901,000 and $171,615,000 at December 31, 1999 and 1998 respectively. Interest expense on these certificates of deposit amounted to $9,895,000, $8,928,000, and $7,551,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

(7) Borrowings

Short-term borrowings at December 31, 1999 and 1998 are summarized as follows:

(Dollars in thousands)                                1999               1998
                                                      ----               ----
Repurchase agreements                                $ 4,596          $   5,362
FHLB advances                                         41,500                 --
                                                     -------          ---------
  Total                                              $46,096          $   5,362
                                                     =======          =========
Average rate at year-end                                5.77%              4.33%
                                                     =======          =========
Average rate during period                              5.02%              5.02%
                                                     =======          =========

The FHLB advances mature within six months and carry rates of interest from 5.69% to 6.03%. Advances payable to the FHLB are collateralized by FHLB stock and residential mortgage loans. At December 31, 1999 and 1998, the Company had remaining credit available of $11.0 million and $43.3 million, respectively under the Company's lines of credit with the FHLB.

Repurchase agreements as of and for the years ended December 31, 1999 and 1998 are summarized as follows:

(Dollars in thousands)                                    1999           1998
                                                          ----           ----
Weighted average interest rate of
  repurchase agreements (at year-end)                       4.73%          4.51%
Maximum outstanding at any
  month end                                              $11,537        $ 6,547
Average amount outstanding
  during the year                                        $ 7,835        $ 4,248

The average amounts outstanding are computed using daily average balances. Related interest expense for 1999, 1998 and 1997 was $350,000, $193,000 and $89,000, respectively.

Long-term borrowings include $8,421,000 of FHLB advances with maturities of more than 1 year, $1,698,000 of 10% unsecured notes to former shareholders of First Tier Bank & Trust due March 31, 2000, and $121,000 of mortgage notes. Long-term borrowings at December 31, 1998 totaled $8,500,000. The aggregate maturities of long-term borrowings at December 31, 1999 are as follows:

Mature in year ending December 31
(Dollars in thousands)

2000          $  2,835
2001             1,146
2002               155
2003               165
2004               174
Thereafter       5,765
-------------------------------------------------------------------------------
Total         $ 10,240
===============================================================================

The average rate of long-term borrowings at December 31, 1999 and 1998 was 6.44% and 6.60%, respectively.

(8) Income Taxes

Total income taxes for the years ended December 31, 1999, 1998 and 1997 were allocated as follows:

(Dollars in thousands)                           1999         1998        1997
                                                 ----         ----        ----
Income from operations                          $ 8,813      $ 7,354     $ 7,295
Shareholders' equity, for
  change in unrealized gain (loss)
  on securities available for sale               (2,635)         273         385
                                                -------      -------     -------
                                                $ 6,178      $ 7,627     $ 7,680
                                                =======      =======     =======

Income tax expense/(benefit) from operations for the years ended December 31, 1999, 1998 and 1997 are as follows:

(Dollars in thousands)
                                           1999            1998            1997
                                           ----            ----            ----
Current:
  Federal                               $ 7,449         $ 6,339         $ 6,187
  State                                   2,056           1,685           1,641
--------------------------------------------------------------------------------
    Total current                         9,505           8,024           7,828
--------------------------------------------------------------------------------
Deferred:
  Federal                                  (657)           (524)           (420)
  State                                     (35)           (146)           (113)
--------------------------------------------------------------------------------
    Total deferred                         (692)           (670)           (533)
--------------------------------------------------------------------------------
    Total income
     taxes                              $ 8,813         $ 7,354         $ 7,295
================================================================================

The actual and statutory tax rates on operations for the years ended December 31, 1999, 1998, and 1997 differ as follows:

                                                  1999         1998       1997
                                                  ----         ----       ----
Statutory rate                                    35.0%        35.0%      35.0%
Increase (decrease) resulting from:
  Tax exempt interest income                      (5.6)        (5.6)      (4.8)
  State taxes, net of federal
    income tax benefit                             5.3          4.8        4.9
  Other                                            0.9          0.9        1.1
-------------------------------------------------------------------------------
  Total                                           35.6%        35.1%      36.2%
===============================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented as follows:

(Dollars in thousands)                                       1999          1998
                                                             ----          ----
Deferred tax assets:
  Allowance for loan losses                                 $4,456        $3,808
  Unrealized loss on securities
   available for sale                                        1,846            --
  Core deposit intangible                                      511           431
  Interest on nonaccrual loans                                 455           372
  Other                                                        235           297
--------------------------------------------------------------------------------
    Total gross deferred tax assets                          7,503         4,908
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and amortization of
    premises and equipment                                     535           592
  Prepaid pension costs                                      1,406         1,331
  Unrealized gain on securities
    available for sale                                          --           791
  Other                                                        200           162
--------------------------------------------------------------------------------
    Total gross deferred
      tax liabilities                                        2,141         2,876
--------------------------------------------------------------------------------
    Net deferred tax asset, included
      in other assets                                       $5,362        $2,032
================================================================================

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carry-back period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary at December 31, 1999.

(9) Retirement Plans

The Company has a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's highest average compensation during five consecutive years of employment. The Company's funding policy is to contribute annually an actuarially determined amount to cover current service cost plus amortization of prior service costs.

The following table sets forth change in the defined benefit pension plan's change in benefit obligation and change in plan assets for 1999, 1998 and 1997 using the most recent actuarial data measured at September 30, 1999, 1998 and 1997:

(Dollars in thousands)                         1999         1998         1997
                                               ----         ----         ----
Change in benefit obligation:
    Benefit obligation at
      beginning of year                      $(10,947)    $ (8,913)    $ (7,858)
    Service cost                                 (673)        (543)        (463)
    Interest cost                                (698)        (653)        (613)
    Actuarial gain (loss)                          17       (1,389)        (609)
    Benefits paid                                 459          439          530
    Plan expenses                                 102          112          100
                                             --------     --------     --------
      Benefit obligation at
          end of year                         (11,740)     (10,947)      (8,913)
                                             --------     --------     --------
Change in plans assets:
    Fair value of plan assets at
      beginning of year                        13,509       13,395       10,956
    Actual return on plan assets                2,110          594        2,424
    Employer contribution                         647           70          646
    Plan expenses                                (101)        (111)        (101)
    Benefits paid                                (459)        (439)        (530)
      Fair value of plan assets at                 --           --           --
                                             --------     --------     --------
          end of year                          15,706       13,509       13,395
                                             --------     --------     --------

Funded status                                   3,966        2,562        4,482
Unamortized net asset
  at transition                                  (255)        (293)        (331)
Unrecognized net (gain) loss
  subsequent to transition                       (552)         455       (1,460)
Unamortized prior service cost                    (59)         (62)         (64)
                                             --------     --------     --------
Prepaid benefit cost                         $  3,100     $  2,662     $  2,627
                                             ========     ========     ========

Pension costs consist of the following components for the years ended December 31, 1999, 1998 and 1997:

(Dollars in thousands)                          1999        1998        1997
                                                ----        ----        ----
Service cost                                   $   673     $   543     $   463
Interest cost on projected
    benefit obligation                             698         653         613
Expected return on plan assets                  (1,121)     (1,113)       (909)
Amortization of transition net asset               (38)        (38)        (38)
Amortization of unrecognized (gain)/loss            --          (7)         --
Amortization of unrecognized
    prior service cost                              (3)         (3)         (3)
                                               -------     -------     -------
Net periodic pension expense                   $   209     $    35     $   126
                                               =======     =======     =======

Weighted average discount rate                    7.00%       6.50%       7.50%
                                               =======     =======     =======

Expected long-term rate of return                 8.50%       8.50%       8.50%
                                               =======     =======     =======
Rate of compensation increase                      5.0%        4.5%        5.0%
                                               =======     =======     =======

The Company also sponsors a defined contribution profit sharing (401(k)) plan covering substantially all employees. The Company matches certain percentages of each eligible employee's contribution to the plan. Expense for the plan amounted to $480,000, $398,000, and $389,000, in 1999, 1998, and 1997, respectively.

(10) Stock Compensation Plans

On May 27, 1999, the Company's shareholders approved the 1999 Management Stock Incentive Plan and the 1999 Directors' Stock Incentive Plan. Under the plans, the Company may grant stock options to its directors, directors of its subsidiaries, and key employees to purchase shares of common stock, shares of restricted stock and stock appreciation rights. Grants under the plans may be made to up to 10% of the number of shares of common stock issued, including treasury shares. The exercise price of each option equals the market price of the Company's stock on the date of the grant and an option's maximum term is ten years.

The Company applies APB Opinion 25 and related Interpretations in accounting for the stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock incentive plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by FASB Statement No. 123, the Company's net income and earnings per share would have been adjusted to the following pro forma amounts for the year ended December 31, 1999:

                                                    As reported       Pro forma
                                                    -----------       ----------
Net income (dollars in thousands)                    $   15,957       $   15,846

Earnings per common share                            $     1.38       $     1.37

The fair value of each option granted during 1999 of $4.29 is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions in 1999:

Dividend yield                              2.16%
Expected life                               10.0 years
Expected volatility                         30.0%
Risk-free interest rate                      6.0%

Stock options granted under the stock incentive plans in 1999 were 319,042 options at a weighted average exercise price of $14.00. At December 31, 1999 there were 319,042 options outstanding, none of which were exercisable, with a weighted average remaining contractual life of 9.5 years.

(11) Regulatory Capital

The Company is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material impact on the Company's financial statements.

For evaluating regulatory capital adequacy, companies are required to determine capital and assets under regulatory accounting practices. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios. The leverage ratio requirement is based on period-end capital to average total assets during the previous three months. Compliance with risk based capital requirements is determined by dividing regulatory capital by the sum of a company's weighted asset values. Risk weightings are established by the regulators for each asset category according to the perceived degree of risk. Management believes, as of December 31, 1999 and 1998, that the Company and each subsidiary bank met all capital adequacy requirements to which they are subject.

As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Company and its subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's category.

Payments of dividends by the subsidiary banks to FII are limited or restricted in certain circumstances under banking regulations. At December 31, 1999 an aggregate of $16,442,000 was available for payment of dividends by the subsidiary banks to FII without the approval from the appropriate regulatory authorities.

                                            Actual Regulatory
December 31, 1999                                 Capital                Minimum Requirements             Well-Capitalized
                                            ------------------          ------------------------          ------------------
(Dollars in thousands)                       Amount      Ratio            Amount         Ratio           Amount         Ratio
                                             ------      -----            ------         -----           ------         -----
Leverage capital (Tier 1) as percent
of three-month average assets:
    Company                               $117,557      10.80%           $43,528         4.00%           $54,411        5.00%
    FTB                                      8,913       7.66              4,657         4.00              5,822        5.00
    NBG                                     36,541       9.05             16,159         4.00             20,199        5.00
    PSB                                     12,159       8.89              5,469         4.00              6,836        5.00
    WCB                                     41,405       9.66             17,148         4.00             21,435        5.00
As percent of risk-weighted,
period-end assets:
Core capital (Tier 1):
    Company                                117,557      14.94             31,479         4.00             47,218        6.00
    FTB                                      8,913      12.45              2,865         4.00              4,297        6.00
    NBG                                     36,541      11.48             12,733         4.00             19,099        6.00
    PSB                                     12,159      12.44              3,909         4.00              5,864        6.00
    WCB                                     41,405      14.04             11,798         4.00             17,698        6.00
Total capital (Tiers 1 and 2):
    Company                                127,413      16.19             62,957         8.00             78,696       10.00
    FTB                                      9,811      13.70              5,729         8.00              7,162       10.00
    NBG                                     40,521      12.73             25,465         8.00             31,832       10.00
    PSB                                     13,383      13.69              7,819         8.00              9,773       10.00
    WCB                                     45,106      15.29             23,597         8.00             29,496       10.00

                                            Actual Regulatory
December 31, 1998                                 Capital                Minimum Requirements             Well-Capitalized
                                            ------------------          ------------------------          ------------------
(Dollars in thousands)                       Amount      Ratio            Amount         Ratio           Amount         Ratio
                                             ------      -----            ------         -----           ------         -----
Leverage capital (Tier 1) as percent
of three-month average assets:
    Company                                $91,480       9.58%           $38,210         4.00%           $47,762        5.00%
    FTB                                      8,019       8.14              3,941         4.00              4,926        5.00
    NBG                                     32,421       9.14             14,196         4.00             17,745        5.00
    PSB                                     10,865       8.74              4,971         4.00              6,214        5.00
    WCB                                     36,854       9.88             14,927         4.00             18,659        5.00
As percent of risk-weighted,
period-end assets:
Core capital (Tier 1):
    Company                                 91,480      13.71             26,686         4.00             40,029        6.00
    FTB                                      8,019      12.74              2,517         4.00              3,776        6.00
    NBG                                     32,421      12.08             10,738         4.00             16,107        6.00
    PSB                                     10,865      12.82              3,390         4.00              5,084        6.00
    WCB                                     36,854      14.96              9,856         4.00             14,784        6.00
Total capital (Tiers 1 and 2):
    Company                                 99,835      14.96             53,372         8.00             66,715       10.00
    FTB                                      8,808      14.00              5,034         8.00              6,293       10.00
    NBG                                     35,475      13.21             21,477         8.00             26,846       10.00
    PSB                                     11,926      14.07              6,779         8.00              8,474       10.00
    WCB                                     39,950      16.21             19,712         8.00             24,640       10.00

(12) Fair Value of Financial Instruments

The "fair value" of a financial instrument is defined as the price a willing buyer and a willing seller would exchange in other than a distressed sale situation. The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1999 and 1998:

                                     1999                        1998
                            ---------------------        --------------------
                             Carrying      Fair          Carrying       Fair
(Dollars in thousands)        Amount       Value          Amount        Value
                            ---------------------        --------------------
Financial Assets
Securities                  $281,628     $281,173        $248,038    $249,450
Loans, net                   752,324      749,934         645,857     660,109
                            ========     ========        ========    ========
Financial Liabilities
Deposits:
    Interest Bearing:
       Savings and NOW       306,813      306,813         273,630     273,630
       Time deposits         500,918      499,160         448,609     451,204
    Non-interest bearing     141,800      141,800         128,216     128,216
                            --------     --------        --------    --------
      Total deposits         949,531      947,773         850,455     853,050
                            --------     --------        --------    --------

Short-term borrowings         46,096       46,096           5,362       5,362
Long-term borrowings        $ 10,240     $ 10,065        $  8,500    $  8,920
                            ========     ========        ========    ========

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Securities

Fair value is based on quoted market prices, where available. Where quoted market prices are not available, fair value is based on quoted market prices of comparable instruments.

Loans

For variable rate loans that reprice frequently, fair value approximates carrying amount. The fair value for fixed rate loans is estimated through discounted cash flow analysis using interest rates currently being offered for loans with similar terms and credit quality. The fair value of loans available for sale is based on quoted market prices. For nonperforming loans, fair value is estimated by discounting expected cash flows at a rate commensurate with the risk associated with the estimated cash flows.

Deposits

The fair value for savings, money market and non-interest bearing accounts is equal to the carrying amount because of the customer's ability to withdraw funds immediately. The fair value of time deposits is estimated using a discounted cash flow approach that applies prevailing market interest rates for similar maturity instruments.

Short-Term Borrowings Carrying value approximates fair value.

Long-Term Borrowings

The fair value is estimated using a discounted cash flow approach that applies prevailing market interest rates for similar maturity instruments.

Commitments to Extend Credit and Standby Letters of Credit

The fair value is equal to the deferred fees outstanding as the contractual rate and fees approximate those currently charged to originate similar commitments. Carrying amounts which are comprised of unamortized fee income are immaterial.

(13) Segment Information

Segments are determined based upon the individual subsidiary banks. Reportable segments are comprised of WCB, NBG, PSB and FTB as the Company evaluates performance on an individual bank basis. The reportable segment information as of and for the years ended December 31, 1999, 1998, and 1997 follows:

(Dollars in thousands)                              1999           1998           1997
                                                -----------------------------------------
Net interest income:
  WCB ........................................  $    19,415    $    17,504    $    16,193
  NBG ........................................       16,231         14,600         14,116
  PSB ........................................        6,409          5,608          5,215
  FTB ........................................        4,743          4,266          3,873
                                                -----------    -----------    -----------
    Total segment net interest income ........       46,798         41,978         39,397
Parent Company and eliminations, net .........          218            (66)           (80)
                                                -----------    -----------    -----------
    Total net interest income ................  $    47,016    $    41,912    $    39,317
                                                ===========    ===========    ===========
Net interest income plus non-interest income:
  WCB ........................................  $    22,222    $    19,795    $    18,201
  NBG ........................................       19,121         16,986         16,472
  PSB ........................................        7,722          6,630          6,060
  FTB ........................................        5,605          5,027          4,474
                                                -----------    -----------    -----------
    Total segment net interest
       income plus non-interest income .......       54,670         48,438         45,207
Parent Company and eliminations, net .........          194           (145)          (157)
                                                -----------    -----------    -----------
    Total net interest income plus
       non-interest income ...................  $    54,864    $    48,293    $    45,050
                                                ===========    ===========    ===========
Net income:
  WCB ........................................  $     6,774    $     5,943    $     5,486
  NBG ........................................        6,093          5,272          5,408
  PSB ........................................        2,039          1,638          1,595
  FTB ........................................        1,367          1,102            834
                                                -----------    -----------    -----------
    Total segment net income .................       16,273         13,955         13,323
Parent Company and eliminations, net .........         (316)          (350)          (481)
                                                -----------    -----------    -----------
    Total net income .........................  $    15,957    $    13,605    $    12,842
                                                ===========    ===========    ===========
Assets:
  WCB ........................................  $   452,353    $   372,931    $   353,613
  NBG ........................................      417,120        372,130        326,485
  PSB ........................................      141,363        125,508        108,714
  FTB ........................................      122,052        100,253         91,075
                                                -----------    -----------    -----------
    Total segment net assets .................    1,132,888        970,822        879,887
Parent Company and eliminations, net .........        3,572          5,363            625
                                                -----------    -----------    -----------
    Total assets .............................  $ 1,136,460    $   976,185    $   880,512
                                                ===========    ===========    ===========

(14) Condensed Parent Company Only Financial Statements

The following condensed statements of condition of FII as of December 31, 1999 and 1998, and the condensed statements of income and cash flows for the years ended December 31, 1999, 1998, and 1997 should be read in conjunction with the consolidated financial statements and related notes:

Condensed Statements of Condition                    1999       1998
                                                     ----       ----
(Dollars in thousands)
Assets:
    Cash and due from banks                        $ 17,786   $  3,708
    Securities available for sale, at fair value      1,144        877
    Investment in subsidiary banks                   99,248     92,161
    Other assets                                      3,593      4,598
                                                   --------   --------

         Total assets                              $121,771   $101,344
                                                   ========   ========

Liabilities and equity:
     Long-term borrowings                          $  1,698   $  1,739
     Other liabilities                                2,534      3,027
     Shareholders' equity                           117,539     96,578
                                                   --------   --------

       Total liabilities and equity                $121,771   $101,344
                                                   ========   ========

Condensed Statements of Income
(Dollars in thousands)                                    1999        1998        1997
                                                          ----        ----        ----
Dividends from subsidiaries                             $  6,088    $  5,723    $  4,928
Other income                                               5,212       4,328       3,778
                                                        --------    --------    --------
  Total income                                            11,300      10,051       8,706

Expenses                                                   5,542       4,715       4,302
                                                        --------    --------    --------
  Income before income taxes and equity in
      earnings of subsidiaries                             5,758       5,336       4,404

Income tax benefit                                           (93)       (105)       (112)
                                                        --------    --------    --------
  Income before equity in earnings
      of  subsidiaries                                     5,851       5,441       4,516

Equity in undistributed earnings of
   subsidiaries                                           10,106       8,164       8,326
                                                        --------    --------    --------

    Net income                                          $ 15,957    $ 13,605    $ 12,842
                                                        ========    ========    ========

Condensed Statements of Cash Flows
(Dollars in thousands)                                    1999        1998        1997
                                                          ----        ----        ----
Cash flows from operating activities:
    Net income                                          $ 15,957    $ 13,605    $ 12,842
    Adjustments to reconcile net income to net
     cash provided by operating activities:
         Depreciation and amortization                       842         748         704
         Equity in undistributed earnings
           of subsidiaries                               (10,106)     (8,164)     (8,326)
         Deferred income tax expense                          58         102         127
         Increase in other assets                           (141)       (161)       (189)
         Increase (decrease) in accrued
           expense and other liabilities                     (78)        454         (68)
                                                        --------    --------    --------
        Net cash provided by operating
          activities                                       6,532       6,584       5,090
                                                        --------    --------    --------
Cash flows from investing activities:
    Equity investment in subsidiaries, net                  (154)         --         (35)
    Purchase of securities available for sale               (520)         --          --
    Purchase of premises and equipment, net                 (319)       (739)     (2,394)
                                                        --------    --------    --------
        Net cash provided by
          investing activities                              (993)       (739)     (2,429)
                                                        --------    --------    --------
Cash flows from financing activities:
    Repayment of long-term borrowings                        (41)         --          --
    Repurchase of preferred and common shares,
      net                                                    (54)       (163)       (113)
    Preferred dividends paid                              (1,503)     (1,506)     (1,515)
    Common dividends paid                                 (3,486)     (2,480)     (2,235)
    Proceeds from Initial Public Offering, net            13,623         --          --
                                                        --------    --------    --------
        Net cash provided by (used
         in) financing activities                          8,539      (4,149)     (3,863)
                                                        --------    --------    --------
Net increase (decrease) in cash and
  cash equivalents                                        14,078       1,696      (1,202)

Cash and cash equivalents at the
  beginning of the year                                    3,708       2,012       3,214
                                                        --------    --------    --------
Cash and cash equivalents at
  the end of the year                                   $ 17,786    $  3,708    $  2,012
                                                        ========    ========    ========

Supplementary Data (Unaudited)
Quarterly Financial Information

(Dollars in thousands, except share data)

                                                                              Diluted
                                 Net     Provision     Income               Earnings Per
                     Interest  Interest   for Loan     Before       Net       Common
                      Income    Income     Losses   Income Taxes  Income       Share
                      -------   -------   -------   ------------  ------      -------
1999
First quarter         $18,452   $10,816   $   525     $ 5,795     $ 3,746     $  0.34
Second quarter         19,194    11,412       531       6,020       3,885        0.35
Third quarter          20,186    12,229       933       6,616       4,161        0.34
Fourth quarter         21,067    12,559     1,073       6,339       4,165        0.34

1998
First quarter         $17,670   $10,217   $   573     $ 5,316     $ 3,386     $  0.30
Second quarter         18,131    10,346       573       5,417       3,483        0.31
Third quarter          18,365    10,528       603       5,509       3,546        0.32
Fourth quarter         18,704    10,821       983       4,717       3,190        0.28

Stock Data for 1999

Set forth below are the high, low and closing prices for the Company's common shares by quarter in 1999. Data was supplied by NASDAQ.

                    High                 Low                 Close
                    ----                 ---                 -----
Second              15.625              14.000               15.000
Third               15.500              12.250               12.938
Fourth              14.625              12.000               12.125

Financial Institutions, Inc. and Subsidiaries

Advisory Board Members

Wyoming County Bank

Livingston County
         Theresa Alianell, MD
         Thomas Bell
         Sally Brooks
         Philip Brooks
         Patrick Burke
         Gerald Coyne
         Richard Essler
         David Gaylord
         Steven Kruk
         Helen Lent
         Anthony Morrow
         Dennis Neenan
         Sherman Sanford
         Peter Scorsone
         Larry Scoville
         Geraldine Traphagen
         Louise Wadsworth
         Michael West

Wyoming County
         Mark Amidon
         Lawrence Appleby
         Brent Birkland
         Daniel Burling
         Valerie Duell
         Ann Humphrey
         Christine Kennedy
         Vincent Liberatore
         Timothy Moran
         James Schlick
         Harry Spink
         Frank Vitagliano Jr.
         Pamela Yates

Yorkshire
         Harold Crabb
         Thomas Moran
         Howard Payne
         Richard Reisdorf
         Robert Salzler
         Gayle Wolfer Sprague

The National Bank of Geneva

Canandaigua
         Deborah A. Clune
         John E. Garvey
         Richard D. Maltman
         John E. Miller, Jr.
         Dennis A. Morga
         C. Marshall Seager
         Duane Thompson

Penn Yan
         Milton L. Harman
         Linda J. Jackson
         Paul W. Marble, Jr.
         Daryl L. Middlebrook
         Neil J. Simmons
         William H. Sutherland

Seneca County
         Bruce J. Austic
         Francis C. Barrett
         Dr. Kenneth W. Padgett
         Robert L. Sessler
         William H. Sigrist
         Richard K. Wadhams
         Stanley (Bill) Wagner

The Pavilion State Bank

Batavia
         Bill Fritts
         Scott Offhaus
         Paul Tenney
         Peter Terry
         Maureen Torrey Marshall

Caledonia
         Marjorie Carpenter
         Brent Darch
         Marjorie Jones
         Tim Nothnagle
         Casey Randall

LeRoy
         Charlie Cook
         Gary Dries
         Robert F. Humphrey
         David Meade
         Robert P. Moore, Sr.

Pavilion
         Dean Davis
         John Gray
         Bob Jeffres
         Sharon Swede
         Tim Walton

First Tier Bank & Trust

         John Kwiatkowski
         Thomas Palumbo
         Nico Van Zwanenberg
         Daniel Wintermantel

Financial Institutions, Inc. and Subsidiaries

Senior Officers

[logo]
Financial Institutions, Inc.
         Peter G. Humphrey, President & CEO
         Randolph C. Brown, Sr. Vice President
         Jon J. Cooper, Sr. Vice President
         Wolcott J. Humphrey, III, Sr. Vice President
         Thomas L. Kime, Sr. Vice President
         Ronald A. Miller, Sr. Vice President
         Peter M. Biggs, Vice President
         Regina R. Colegrove, Vice President
         Sonia M. Dumbleton, Vice President
         R. Mitchell McLaughlin, Vice President
         Steven S. Perl, Vice President
         David L. MacIntyre, Assistant Vice President

[logo]
Wyoming County Bank
         Jon J. Cooper              President & CEO
         Louis J. Burgio            Sr. Vice President
         Terry K. Lowell            Sr. Vice President
         Kevin D. Maroney           Sr. Vice President
         Dana C. Gavenda            Vice President
         Michael W. Williamson      Vice President

[logo]
The National Bank of Geneva
         Thomas L. Kime             President & CEO
         Stephen V. DeRaddo         Executive Vice President
         Robert W. Sollenne         Sr. Vice President
         Todd W. Andrews            Vice President
         Bruce F. Bossard           Vice President
         Jeffery E. Franklin        Vice President
         Jeffery A. Friend          Vice President
         Ronald A. Rubin            Vice President
         Gary F. Shultz             Vice President

[logo]
The Pavilion State Bank
         Wolcott J. Humphrey, III   President & CEO
         Ted J. Habgood             Sr. Vice President
         Priscilla Rider            Sr. Vice President
         John Titus                 Sr. Vice President
         Diane Torcello             Vice President
         Howard E. Hotze, Jr.       Vice President

[logo]
First Tier Bank & Trust
         Randolph C. Brown          President & CEO
         Gary M. Rougeau            Sr. Vice President
         Stephen L. Foster          Vice President
         G. Gary Gluck              Vice President
         Brian Snyder               Vice President

[logo]
FI Group Incorporated
Member NASD, SIPC
         David L. MacIntyre, President
         Robert T. Koczent, Secretary

1999 FII Annual Report Copy

Inside Back Cover

Investor Information

Transfer Agent

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
Customer Service:  (800) 288-9541
Website: www.chasemellon.com

Stock Listing

Financial Institutions, Inc.'s common stock is listed on the Nasdaq National Market under the symbol FISI.

Independent Auditors

KPMG LLP
Buffalo, New York

Annual Meeting

The Annual Meeting of Shareholders of Financial Institutions, Inc. will be held at FII Corporate Headquarters, 220 Liberty Street, Warsaw, New York 14569, at 10:00 a.m on May 10, 2000.

Website Addresses

www.fiiwarsaw.com
www.wycobank.com
www.nbgeneva.com
www.pavilionbank.com
www.firsttierbank.com

Financial Institutions, Inc.
220 Liberty Street
P.O. Box 227
Warsaw, New York 14569
(716) 786-1100

[logo]