Form 10-K405, Exhibit 13
period 2000-12-31
FINANCIAL INSTITUTIONS INC
filed 2001-03-29
CIK 862831

EX-13
(Exhibit 13)  Annual Report to Shareholders for the year ended December 31, 2000

                          FINANCIAL INSTITUTIONS, INC.

                                  ANNUAL REPORT
                                      2000

Front Cover

The Best of Both Worlds

HIGH TECH, HIGH-TOUCH

Annual Report 2000

Financial Institutions, Inc.

Inside Cover

                               Best of Both Worlds

"At FII, our super-community banking strategy enables us to compete effectively against not only local community banks, but also larger regional banks nad other financial services providers. With the benefit of the company's financial strength, operational support and technological expertise, our subsidiary banks are able to offer a product line second to none, grant larger loans than other banks their size and deliver technology-based services otherwise available only from much larger institutions. However, each bank remians independently managed, knows their communities intimately, is responsive to the needs of their customers and delivers superior quality service. This strategy provides our customers with large bank products delivered with community bank service - or the Best of Both Worlds."

                                                     Peter G. Humphrey
                                                     President and CEO

Office Locations

Wyoming County Bank
The National Bank of Geneva
The Pavilion State Bank
First Tier Bank & Trust

[map]

Mission Statement

Financial Institutions, Inc. is a multi-bank holding company that creates and builds a value-driven relationship with its customers, communities, employees and stockholders. We will continue to pursue the super-community banking strategy.


--------------------------------------------------------------------------------

                          Financial Institutions, Inc.
                          Selected Financial Highlights

Dollars in thousands, except per share amounts              2000          1999          1998          1997          1996
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
For the Year
Net interest income
  Fully taxable-equivalent basis                      $   55,755    $   49,165    $   43,758    $   40,817    $   38,143
Provision for loan losses                                  4,211         3,062         2,732         2,829         1,740
Noninterest income                                         9,095         7,848         6,381         5,733         5,165
Noninterest expense                                       30,156        27,032        24,602        22,084        19,796
Net income                                                18,100        15,957        13,605        12,842        13,075
Preferred dividends                                        1,496         1,503         1,506         1,513         1,522
Net income available to common shareholders               16,604        14,454        12,099        11,329        11,553
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Per Common Share
Net income - basic and diluted                        $     1.51    $     1.38    $     1.22    $     1.14    $     1.16
Cash dividends declared                                     0.42          0.31          0.26          0.22          0.20
Book value                                                 10.36          9.05          7.94          6.94          5.96
Market value                                               13.61         12.12            --            --            --
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
At Year End
Assets                                                $1,289,327    $1,136,460    $  976,185    $  880,512    $  802,266
Earning assets                                         1,227,062     1,057,202       919,943       812,084       744,551
Loans                                                    887,145       763,745       655,427       602,477       552,189
Allowance for loan losses                                 13,883        11,421         9,570         8,145         7,129
Deposits                                               1,078,111       949,531       850,455       767,726       707,703
Common equity                                            113,860        99,727        78,720        68,916        59,202
Shareholders' equity                                     131,618       117,539        96,578        86,843        77,254
Common shares outstanding                                 10,987        11,018         9,916         9,928         9,928
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Average Balances
Assets                                                $1,197,516    $1,036,461    $  918,408    $  834,786    $  763,789
Earning assets                                         1,141,381       982,881       864,176       784,073       718,767
Loans                                                    825,953       700,062       621,418       571,877       511,033
Deposits                                                 998,668       888,670       798,954       730,098       677,244
Common equity                                            105,197        89,460        74,323        64,286        55,375
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Asset quality
Allowance for loan losses to loans                          1.56%         1.50%         1.46%         1.35%         1.29%
Nonperforming assets to loans and other real estate         0.91          0.88          1.24          1.62          1.38
Allowance for loan losses to nonperforming loans          195.06        198.83        156.86        108.95        121.51
Net loan charge-offs to average loans                       0.21          0.17          0.21          0.32          0.16
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Key Ratios
Return on average common equity                            15.78%        16.16%        16.28%        17.62%        20.86%
Return on average assets                                    1.51          1.54          1.48          1.54          1.71
Common dividend payout ratio                               27.81         22.54         21.43         19.28         16.77
Net interest margin                                         4.88          5.00          5.06          5.21          5.31
Efficiency ratio                                           46.32         47.03         48.31         47.02         45.47
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Capital Ratios
Average common equity to average assets                     8.78%         8.63%         8.09%         7.70%         7.25%
Leverage ratio                                             10.19         10.80          9.58          9.53          9.05
Tier 1 risk-based capital ratio                            14.02         14.94         13.71         13.58         13.25
Risk-based capital ratio                                   15.27         16.19         14.96         14.81         14.50

A Message from the President
[photo of president]

In 1999, I committed to you that Financial Institutions, Inc. (FII) would embark on a three-pronged growth plan. Our strategy is to increase our share of the markets we currently serve by using more focused sales initiatives, expand the depth of our customer relationships through increased cross-selling of products and services and enter new geographic markets through acquisition or de novo branches. I am pleased to report significant progress has been made in all three of these key areas. In fact, the combination of the benefits of these growth initiatives and the continued successful implementation of our super-community banking strategy has resulted in another record year for FII in 2000.

Financial Performance

Net income increased to an all-time high of $18.1 million in 2000, up 13% from the previous year. Earnings per share increased 9% over 1999 to $1.51 per share. Return on average common equity was 15.78% in 2000 compared to 16.16% in 1999.

At December 31, 2000, FII had total assets of $1.3 billion, an increase of 13% from year-end 1999. Total loans increased to $887 million, or 16%, at year-end. Total deposits increased 14% to $1.1 billion at year-end. The ratio of the allowance for loan losses to total loans was 1.56% at December 31, 2000, up from 1.50% the year before. Our capital position remains strong with a leverage ratio at year-end of 10.19% reflective of our strong earnings history. As a result, the Board of Directors declared common dividends totaling $0.42 per share in 2000, a 35% increase over 1999.

Increasing Market Share and Expanding Relationships

In 2000, we set out to increase the number of households that do business with FII. I am very excited and pleased to report that household services have increased nearly 5% company wide, with all member banks experiencing growth. We also experienced a similar increase in the number of multiple service households, defined as any household that utilizes two or more of the products or services offered by FII.

This success can be attributed to the installation of a Marketing Customer Information File (MCIF) in late 1999. The MCIF system has allowed us to better target our marketing and sales efforts and to better identify customer needs, thereby increasing our chances of sales success. Utilization of the MCIF not only assists us in the acquisition of new customers, but it also allows us to focus on deepening the relationship we have with existing customers. Strengthening our customer relationships is important to the ongoing success of FII as we continue to emphasize our super-community bank value proposition.

[photo of Jon Cooper, CEO Wyoming County Bank, Jay Humphrey, CEO The Pavilion State Bank, Peter Humphrey, CEO Financial Institutions, Inc., and Tom Kime, CEO The National Bank of Geneva promoting our expansion into Rochester, New York.]

Geographic Expansion

In November, we announced we had reached an agreement to acquire our fifth banking subsidiary, Bath National Bank. We believe this transaction is a key next step for our company. In addition to a great strategic fit for FII, Bath has the same community banking philosophy and a tradition of highly responsive customer service.

We expect the $62.6 million transaction will close in the second quarter of 2001. Bath National will continue to operate as a separately chartered and managed entity, retaining its senior management team and local Board of Directors. The acquisition will not only enhance our position in Central New York, but will also facilitate our entry into other key markets. Bath has the number one deposit share in Steuben County and will give us access to the expanding Corning market.

We will leverage and enhance the Bath National brand with our expanded array of products and services. There also are significant opportunities to leverage our technology infrastructure and administrative support systems to achieve operating efficiencies. While our focus in 2001 will be to integrate Bath's operations, we are confident their operating results will positively impact our financial statements thereafter.

In addition to the Bath acquisition, we further expanded our market reach in 2000 by entering the Rochester and Buffalo markets. Following the opening of our first Rochester area office in the suburb of Honeoye Falls in late 1999, The Pavilion State Bank opened a branch office in North Chili, another Rochester suburb, in June of 2000. Both of these offices continue to emphasize our strategy of providing high-quality, personal service and a broad array of financial products. Their performance to date has exceeded expectations.

Wyoming County Bank opened our first Buffalo area office, in July of 2000, in the suburb of Williamsville. Our strategy in this market has been to target small businesses as we build our profile and customer base. This strategy has been very effective in the first six months of operations with over $19.7 million in closed loans and $4.3 million in deposits.

In January of 2001, The National Bank of Geneva opened our 32nd full-service banking office in Ovid, New York. This office further expands our presence in Seneca County and allows us to better meet the needs of that marketplace.

While we continue to explore additional acquisition and expansion opportunities, we are confident our value proposition will maximize our chances of success as we further penetrate these important new markets.

[Five graphs]

Leveraging the FII Brand

Now that we are a public company, we feel it is important to build the FII brand alongside our community bank brands. Throughout the course of the year, we embarked on a communications program to increase customer awareness about the benefits of banking with an FII Bank and the strong relationships among our subsidiary banks. In August of 2000 we created the FII ATM Network, which enables our customers to utilize any of our bank subsidiary ATMs usage-charge free. Our customers now have access to an ATM network unrivaled by our community bank competitors. In December, we further leveraged the customer service benefits of the FII structure by allowing customers to make deposits and withdrawals at any bank subsidiary office location, providing our customers with the convenience of banking at 32 offices throughout Central and Western New York State. These initiatives become increasingly important as we expand our market footprint and customer base.

New Products and Services

A key benefit of our organizational structure is the ability to provide a broad array of products and services while offering personalized customer service. To further leverage this strength, we continued to enhance our products, services and delivery channels throughout 2000.

In September, we began offering Lockbox Payment Processing Services to our business and municipal customers. Use of our lockbox payment processing provides quicker access to funds received and enables the customer to minimize their related in-house administrative efforts. In the first four months of operation, we processed almost 13,000 payments for businesses and municipalities.

Consistent with our relationship banking philosophy, we developed and introduced a new retail "Relationship Account." This product rewards our customers for the relationship they have at FII by offering discounts and preferred rates on loans and deposits as well as many other money-saving benefits. We also began offering our customers a combined statement which provides them with a complete picture of the relationship they have with us.

We continued to enhance our already robust Internet banking services, NetExpress Teller and NetExpress Business. At year-end, almost 10,000 customers were using NetExpress Teller, our fully functional retail Internet banking service, an increase of 96% over last year. We also experienced significant increases in the use of NetExpress Business, which provides a convenient and efficient cash management tool for small businesses to provide direct payroll deposit, transmit wire transfers, and manage their accounts. As of December 31, 2000, more than 300 customers signed up for this service, a 200% increase over 1999.

Increasing Noninterest Income

A diversified array of products and services not only provides quality customer service, but also enables us to diversify our sources of income given declining interest margins. Accordingly, we continue to pursue steps to increase our noninterest income as a percentage of total revenue. Our brokerage subsidiary, The FI Group, Inc. (FIGI) began operating in March of 2000. With the transition from a third party provider, we have positioned ourselves to retain a higher portion of the commissions we receive from the sales of mutual funds and annuities. We also now have greater flexibility in the product offerings available to our customers. In 2000, our investment brokerage business generated over $26.6 million in sales and almost $1 million of fee revenue.

[photo of the FII Board of Directors]

We also continued to expand our trust services. We are committed to aggressively cross-selling these services to our existing customer base. We will also continue to strengthen our relationships with area attorneys and accountants in our business development efforts. While we have been very successful in the launch of our trust services, with $30 million in assets under management, we believe there are significant opportunities ahead.

While we continue to explore other nontraditional service opportunities, we remain focused on maximizing our core banking fee income. We installed four new automated teller machines (ATMs) during the year, increasing the total number of machines in the FII network to 41. These ATMs will add to the already significant noninterest income, in the form of usage fees assessed to noncustomers. In 2000, our ATM network produced over $779,000 in noninterest income.

Improving the Use of Technology

Fortunately, Y2K was a nonevent at FII. In 2000, we continued to actively build the technological infrastructure to support our expanding operations. In April, we enlisted the services of a leading bank technology consultant to assist with the development of a comprehensive technology plan. This plan provides the framework for the future of our technology platforms and will allow us to continue to remain on the leading edge. We are dedicated to enhancing our position as a technological leader, and will continue to leverage and improve our use of technology to exceed our customer's expectations in the most cost-effective manner.

Solidifying our Management Team

The key to our success continues to be our people. Ensuring that we have the proper management in place to efficiently manage an expanding and more diversified organization is a top priority. To that end, John R. Koelmel joined the Company in July, filling the newly created position of Chief Administrative Officer. As a senior member of our management team, John has already been instrumental in coordinating our strategic planning and mergers and acquisition initiatives, in addition to overseeing the administrative support functions. I am confident that John's addition further strengthens our already impressive team.

In November, we also hired Matthew T. Murtha as our Director of Marketing. Matt will work to further improve the way we market our products and services, as well as provide market information and analysis that will be key to developing new product and market entry initiatives.

We remain committed to developing the management depth needed to continue to perform at a consistently high level throughout the organization.

Thank You

I want to thank the shareholders of FII for their continuing support. I would also like to extend my appreciation to the Board of Directors and advisory board members at FII and our subsidiaries for their guidance and support. I would like to recognize the hard work of the many talented and dedicated employees of FII and our subsidiaries. Tremendous teamwork made possible the successes of 2000. Together we are poised for the challenges that lie ahead and are committed to maximizing the benefits of your investment. I am excited and confident about our future.

Sincerely,

Peter G. Humphrey

Wyoming County Bank

Wyoming County Bank had a very successful year in 2000, achieving record earnings, expanding into the Buffalo market, launching a new relationship account and revitalizing the bank's trust services.

Net income in 2000 increased to a record $7.5 million, up 11% over 1999. Total loans at December 31, 2000 were $347 million, up 14% for the year. This loan growth was, in part, the result of a successful entry into the Buffalo market, where we opened a full-service loan production office in Williamsville in July. By year-end, we had a total of $19.7 million in loans at this new office. The loan growth can also be attributed to a refocused indirect lending program. Throughout the course of the year, the bank forged a relationship with The Dorschel Group, one of the largest auto dealers in the Rochester area, to provide indirect lending services. As a result of that and other dealer relationships, indirect loans increased 44% to $23.9 million.

As of December 31, 2000, deposits totaled $422 million, up 11% from 1999. This growth can be largely attributed to our new Honeoye Falls Office, which, at year-end, exceeded $7.4 million in deposits. In an effort to continue to grow deposits in an increasingly competitive market, we launched a new relationship account that rewards customers for the strength of the relationship they have with the bank by offering discounts on loans, preferred rates on deposits and many other benefits. Launched in the fourth quarter, we believe this account helps lay the groundwork for future deposit growth as well as improved customer retention.

Noninterest income totaled $3.4 million at year-end, up 21% from the prior year. This growth has been fueled by a combination of deposit account and other financial service fees. We continue to expand our mutual fund and annuity sales through FII's brokerage subsidiary, FIGI. In addition, we are revitalizing our trust services. Through the hard work of our dedicated trust professionals, we had $12.2 million in assets under management at year-end. These initiatives, in combination with our expanding ATM network, provide the framework for continuing growth in noninterest income.

We also continued to enhance the services we offer customers. In September, we introduced Lockbox Services to our commercial customers. We continue to enhance and emphasize our Internet banking capabilities, launching a redesigned web site in October. Through this site, customers can now open deposit and loan accounts and can also continue to access their account information through our full-featured Internet service NetExpress Teller. At year-end there were over 3,600 customers using NetExpress Teller.

We are confident these new services, combined with our wide array of existing products, further solidifies our position as the bank of choice for not only retail customers, but commercial customers as well. This belief was reaffirmed when the Office of Advocacy of the Small Business Administration ranked us sixth among all banks in New York State for small business friendliness.

We also believe that our success relies on our ability to continue to identify and meet the needs of our customers each and every day. To that end, we conducted several customer satisfaction surveys throughout the course of the year. The purpose of the surveys was to listen and respond to the needs of our customers. The surveys have been, and will continue to be, a valuable tool to ensure these needs are met.

Most importantly, our tremendous employee team continues to provide quality services in a very cost-effective manner. We pride ourselves on recruiting, training and developing our people to not only serve today's customers, but also to enable us to meet the challenges in the years ahead.

Wyoming County Bank

[logo]

Call out on right side of page:

Pictured here is the grand opening of Wyoming County Bank's newest banking office in Williamsville, New York. This office was established as the result of the bank's loan portfolio in Erie County growing to over $21 million in the last two years. Now with its first full-service facility in Erie County, both consumer and small business customers can take advantage of the bank's excellent product line.

[photo described above]

[photo of Wyoming County Bank Board of Directors]

[five graphs]

The National Bank of Geneva

[logo]

Call out on right side of page:

The National Bank of Geneva combines the power of technology with the dependable service to which the banks' customers have grown accustomed. This combination was the determining factor as the bank was awarded the exclusive business of the Waterloo, Seneca Falls and Romulus School Districts. Pictured here from left to right are Gary Alger, Business Administrator, Rob Sollenne, Senior Vice President, NBG, Mike Renne, Business Manager, Gloria Mincer, Fiscal Manager, Kathleen Cooper, Office Manager, Larry Driscoll, Assistant Superintendent for Administration, and Jeffrey Friend, Senior Vice President, NBG.

[photo described above]

[photo of The National Bank of Geneva Bank Board of Directors]

[five graphs]

The National Bank of Geneva

The National Bank of Geneva's highlights in 2000 include another year of record earnings, the opening of our seventh office, further establishing our Trust and Investment services and, for the second consecutive year, receiving the number one ranking for both small business and agricultural lending in all of New York State.

Net income for 2000 totaled $7.2 million, an increase of 17% from 1999. Total assets increased 17% to $488 million at year-end. Total loans were up 15% during the year to $334 million at December 31, 2000. This exceptional loan growth can once again be attributed to our lenders' commitment to enhancing the quality of life in the communities in which we live and work. During the year we also added several experienced professionals to our already exceptional lending team. Our commitment to investing in our marketplace prompted a partnership between the bank and representatives of Seneca County, which for the second consecutive year, successfully submitted loan applications to the U.S. Department of Housing and Urban Development. These loans assist local businesses and provide immediate benefit to the community.

We are also pleased to report that, for the second consecutive year, we were ranked the number one bank in New York State for both small business lending and agricultural lending by the Office of Advocacy of the U.S. Small Business Administration. We are proud of this achievement and believe it reinforces our commitment to providing exceptional service to our customers.

Total deposits at the end of 2000 were $411 million, an increase of 15% from the prior year. This increase is a direct result of the focused business development efforts of our entire organization. This focus was rewarded in the Spring when we competed for and were selected to be the sole financial services provider for the Romulus, Seneca Falls and Waterloo school districts. These relationships brought over $20 million in deposits to the bank. We also set the framework for future deposit growth by opening our second Seneca County office and seventh full-service banking office in Ovid, New York. This new office will allow us to take advantage of the impending growth in that area as well as expanding our service area.

We also experienced significant growth in noninterest income in 2000, which increased during the year to $3.4 million. A portion of that increase is attributable to a dramatic expansion of our trust services during the year. The addition of an additional trust professional in 2001 is expected to further spur our growth. At December 31, 2000, we had over $14.9 million in assets under management which provided $125,000 of fee income for the year. Combined with our experienced Investment Consultants, who generated more than $7.0 million in mutual fund and annuities sales, investment management services has quickly become a significant component of noninterest income.

While proud of our accomplishments this year, we anxiously look forward to an exciting 2001. In addition to actively supporting the integration of Bath National Bank into the FII family, we expect to continue to expand our own market reach, further strengthen our customer relationships and continue to profitably grow. The NBG team is second to none and is well prepared to sustain our record of strong performance.

The Pavilion State Bank

At The Pavilion State Bank, we continue to effectively compete against larger regional and money center banks. Our accomplishments in 2000 include the opening of another new branch office, the expansion of our ATM network, the reorganization of the commercial lending support area and the establishment of a trust department.

Our financial results were again solid; the bank achieved net income of $2.0 million in 2000. Total loans increased to $123 million at December 31, 2000, up 23% from year-end 1999. The increase was the result of the efforts and expertise of our seasoned lending staff. In addition, the reorganization of the commercial loan support area allowed the lending staff to further concentrate their efforts on new business development. The bank also initiated a new customer contact program, which allows lending staff to better monitor and track calling efforts.

Total deposits increased 17% at year-end to $143 million. This deposit growth is the direct result of the opening of our sixth full-service banking office in the Rochester suburb of North Chili. In the first six months of operation, this office has gathered over $4.4 million in core deposits. Deposit growth was also influenced by our continued emphasis on the Batavia market, as we continue to increase our share of that market while retaining our share of our other markets.

Noninterest income was $1.2 million in 2000, up 6% excluding a gain on sale of assets of $171,000 in 1999. The improvement was driven by fee income from our increasing deposit base as well as the benefits of two new automated teller machines in the North Chili area.

To enable us to provide more complete investment management and advisory services, as well as lay the groundwork for future noninterest income growth, the bank obtained trust powers from the FDIC and the New York State Banking Department in 2000. The bank has retained a qualified trust professional to oversee this operation, and we are confident that the combination of trust and investment advisory services will further enhance noninterest income while solidifying the relationship we have with our customers.

Late in 2000, we were pleased to launch a redesigned, state-of-the-art web site. Through this site, our customers can learn more about our products and services, apply for deposit and loan accounts, access credit card information and access their accounts through NetExpress Teller. The new site has been well received by customers and has helped to fuel a 122% increase in NetExpress Teller users to over 1,400 customers. We remain committed to the efficient use of technology as we strive to further solidify our position as the premier financial services provider in our markets.

Throughout the course of the year, we conducted several customer satisfaction surveys to identify and meet the needs of our customers. We are committed to listening to our customers so as to provide the best service possible. In response to survey feedback, we modified our office hours, expanding our weekend and evening hours to better serve our customers.

We anxiously look forward to building on our accomplishments and strong results in 2000 as we begin 2001. Our growth initiatives in both the core businesses as well as in investment management and advisory services position us well for continued success. Our terrific employee team will enable us to continue to provide high-quality customer service as we expand into new markets and provide the range of services necessary to remain competitive.

Our many thanks go out to Robert Milligan, who left the PSB Board of Directors after many dedicated years of service. His guidance and knowledge will be missed. Richard Buckley has graduated from our advisory board ranks and has been added to the Board in Mr. Milligan's place.

The Pavilion State Bank

[logo]

Call out on left side of page:

One of the benefits of The Pavilion State Bank's affiliation with FII is the ability to offer products and services traditionally offered only by larger regional banks. One way we do this is through an expanded ATM network involving PSB and its sister banks. Pictured here is Dr. William Crothers, President, Roberts Wesleyan College, making a deposit at one of 41 usage-charge free ATM locations in Western and Central New York.

[photo described above]

[photo of The Pavilion State Bank Board of Directors]

[five graphs]

First Tier Bank & Trust

[logo]

Call out on right side of page:

Being a member of FII allows First Tier Bank & Trust many advantages over our competition, including a sophisticated product line even larger banks would envy. NetExpress Business, our Internet Cash Management service, is one of those products. Pictured here using NetExpress Business to conduct a wire transfer is Joseph Keller, Cattaraugus County Treasurer and Michael Krysick, First Tier Bank & Trust.

[photo described above]

[photo of First Tier Bank & Trust Board of Directors]

[five graphs]

First Tier Bank & Trust

First Tier Bank & Trust once again completed a strong year in 2000. The bank achieved record earnings and continued to increase market share. The establishment of an indirect lending program, an enhanced commercial lending function and the relocation of our administrative offices to Olean contributed to that success.

Net income rose to $1.5 million in 2000, an 11% increase from 1999. Total loans were $83 million at December 31, 2000, up 20% over the prior year. This tremendous loan growth can be attributed to an enhanced commercial lending function and the initiation of an indirect lending program. In addition to adding qualified staff, our commercial lenders continued to utilize their intimate knowledge of our communities to provide superior and quality service to customers. Our indirect program has been very successful in its first year, with more than $8 million in loans outstanding at year-end. We have established a strong dealer network and look to build on those relationships in the year ahead.

Total deposits grew 12% to $119 million at year-end 2000. We continued to focus on increasing market share in all of the markets in which we do business, to solidify the First Tier name and to lay the groundwork for future expansion in the southern tier.

Noninterest income increased 11% to $961,000 in 2000. This growth was fueled by fee income from our increasing deposit base as well as from our trust and investment management business. Also, brokerage services offered through our sister company, The FI Group, Inc., will be an important component in our continuing efforts to increase noninterest income.

As a result of favorable comments received during customer focus groups conducted regarding our Internet efforts, we launched a redesigned web site in late 2000. This site provides customers with the ability to more conveniently conduct their banking with First Tier. We are proud of our Internet services, and we remain committed to providing customers with convenient services through this revolutionary medium. Our efforts to date have been rewarded as we have signed up almost 900 customers for our Internet banking service, NetExpress Teller, launched in 1999. We are also pleased with the suggestions received through our customer satisfaction survey process, which form the basis of a large number of our initiatives in the coming year, all in an effort to continue to meet the needs of our customers each and every day.

As we continue to grow market share in Olean, we made the decision to relocate our administrative offices to that market. This move has better allowed the bank to put into place the infrastructure necessary to support future growth. While we recognize the importance of the Olean market to our future, we equally recognize the importance of our continuing strong presence in Salamanca and our other markets. We remain committed to these markets and will continue to provide the products and services to which our customers have grown accustomed.

Our achievements in 2000 provide a terrific foundation for more growth and success in 2001. Our expanded presence in Olean should enable us to better develop customer relationships and increase our share of both loans and deposits in that market. Our lending initiatives position us well to continue to grow that portfolio profitably. Our trust and investment advisory business infrastructure can now be leveraged for significant growth. The First Tier team is ready to aggressively move forward and looks ahead to an exciting 2001.

The FI Group Incorporated

In 2000, FII formed The FI Group, Inc. (FIGI), an investment brokerage subsidiary to provide member banks with another vehicle for meeting customer needs. FIGI enjoyed many successes throughout the year. In addition to becoming a member of the NASD, FIGI provided FII with additional noninterest fee income, offered new products and services and established a renewed emphasis on financial planning.

Our investment brokerage business earned fees of $960,000 in 2000. That income resulted from almost $27 million in sales of investment products. These results reflect the experience and professionalism of our qualified investment team. During the year, FIGI added a new Investment Consultant due to the high demand created by FII's entrance into the Rochester market. We are confident we will capitalize on the opportunities presented by this expansion.

The introduction of several new products has also positively impacted fee income. In August, we entered into an agreement with John Hancock to sell long-term care insurance. We have also teamed with Fidelity to begin offering a 401(k) product to small businesses. These products will allow us to generate ongoing revenue streams as we focus our efforts on key segments of our customer base.

A key to our investment philosophy is our focus on financial planning. By actively listening to our customers' needs, we assist them in the development of a blueprint for their financial future. We team with our customers to achieve their goals, building relationships that last a lifetime.

As we look forward to 2001 and our first full year of business, we are confident we will build on the success of 2000 to further leverage the trusted customer relationships we have established over the years to more fully identify and serve their investment needs.

The FI Group

[logo]

Callout on left side of page:

In the financial services industry, the trend has been to move away from the personal service of yesteryear. At The FI Group, we believe our future rests on our ability to build trusting and rewarding relationships with our clients. Working together to achieve their goals ensures that we can achieve ours. Pictured here is Donald Bouchard, FIGI Investment Consultant of the Year, 1999, and Gary Carlsen, one of his many valued clients.

[photo described above]

[photo of The FI Group Board of Directors]

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

OVERVIEW

Net income in 2000 was $18.1 million, or 13% more than the $16.0 million earned in 1999. In 1998, net income was $13.6 million. Basic and diluted earnings per share for the year ended December 31, 2000 was $1.51, compared to $1.38 in 1999 and $1.22 in 1998. Our return on average assets in 2000 of 1.51% compares to 1.54% in 1999 and 1.48% in 1998. The return on average common equity in 2000 was 15.78%, compared to 16.16% in 1999 and 16.28% in 1998.

Net interest income increased 13% in 2000 and 12% in 1999. These increases are primarily attributable to an increase in average loans of 18% in 2000 and 13% in 1999. Funding the loan growth has been an increasing challenge the last two years. While core deposits have increased, the rate of growth has been insufficient to meet the loan demand. Accordingly, the Company has utilized brokered deposits and other borrowings as additional funding sources. The cost of these higher rate funds has contributed to the decrease in net interest margin in both 2000 and 1999.

Accordingly, the Company continues to emphasize fee income. During the last two years, noninterest income has increased by an average of 20%. This increase reflects the benefit of the growth in core deposits and the resulting service fees, as well as an increase in brokerage, insurance and trust income.

The Company's growth has also resulted in increases in noninterest expenses to support expanded lending activities, product lines and delivery channels. However, resources continue to be leveraged in a very cost efficient manner. The Company's efficiency ratio further improved to 46.3% in 2000, from 47.0% in 1999 and 48.3% in 1998.

LENDING ACTIVITIES

Set forth below is selected information concerning the composition of the Company's loan portfolio.

                                                    At December 31
                            -------------------------------------------------------------
                               2000         1999         1998         1997         1996
                            ---------    ---------    ---------    ---------    ---------
                                                 (Dollars in thousands)
Commercial ..............   $ 169,832    $ 140,376    $ 117,750    $ 105,811    $ 100,854
Commercial real estate ..     166,125      137,694      106,948       99,273       98,118
Agricultural ............     165,367      151,534      123,754      107,546       86,674
Residential real estate .     201,469      189,466      182,177      170,736      157,490
Consumer and home equity      184,745      145,038      125,198      119,506      109,456
                            ---------    ---------    ---------    ---------    ---------
  Total loans, gross ....     887,538      764,108      655,827      602,872      552,592
                            ---------    ---------    ---------    ---------    ---------
Net deferred fees .......        (393)        (363)        (400)        (395)        (403)
Allowance for loan losses     (13,883)     (11,421)      (9,570)      (8,145)      (7,129)
                            ---------    ---------    ---------    ---------    ---------
 Total loans, net .......   $ 873,262    $ 752,324    $ 645,857    $ 594,332    $ 545,060
                            =========    =========    =========    =========    =========

Total loans increased to $887.5 million at December 31, 2000 from $764.1 million at December 31, 1999, an increase of $123.4 million or 16.2%. Commercial loans increased $29.5 million or 21.0%, while commercial real estate loans increased by $28.4 million or 20.6%. At December 31, 2000, commercial loans totaled $169.9 million, representing 19.2% of total loans, and commercial real estate loans totaled $166.1 million, representing 18.7% of total loans.

At December 31, 2000, agricultural loans, which include agricultural real estate loans, represented 18.6% of the total loan portfolio. During 2000, agricultural loans increased by $13.8 million, or 9.1%, to $165.4 million.

As of December 31, 2000, residential real estate loans had grown by $12.0 million or 6.3% from December 31, 1999, and totaled $201.5 million or 22.7% of the total loan portfolio. The growth in the portfolio resulted from the Banks' business development efforts and broad line of variable and fixed-rate mortgage products.

The Company also offers a broad range of consumer loan products. Consumer and home equity loans grew by $39.7 million, or 27.4%, in 2000 and ended the year at $184.7 million, representing 20.8% of the total loan portfolio. The majority of the increase in consumer loans was from an expanded indirect lending program with outstanding balances of $77.2 million at December 31, 2000, an increase of $28.5 million from the prior year end.

Total loans increased to $764.1 million at December 31, 1999 from $655.8 million at December 31, 1998, representing an increase of $108.3 million or 16.5%. In 1999, commercial loans increased $22.6 million or 19.2%, while commercial real estate loans increased by $30.7 million or 28.7%. At December 31, 1999, commercial loans totaled $140.4 million, representing 18.4% of total loans, and commercial real estate loans totaled $137.7 million, representing 18.0% of total loans.

At December 31, 1999, agricultural loans, which include agricultural real estate loans, represented 19.8% of the total loan portfolio. During 1999, agricultural loans increased by $27.8 million, or 22.4%, to $151.5 million.

As of December 31, 1999, residential real estate loans had grown by $7.3 million or 4.0% from December 31, 1998, and totaled $189.5 million or 24.8% of the total loan portfolio.

Consumer and home equity loans grew by $19.8 million, or 15.8%, during 1999 and ended 1999 at $145.0 million, representing 19.0% of the total loan portfolio.

Nonaccruing Loans and Nonperforming Assets

Nonperforming assets increased $1.3 million to $8.0 million at December 31, 2000 compared to the prior year. The increase in nonperforming assets is principally attributed to higher levels of nonaccruing agricultural loans, a result of commmodity price softness in the dairy industry during 2000. The overall level of nonperforming assets as a percentage of total loans and other real estate was 0.91% at December 31, 2000 comparable to 0.88% at December 31, 1999.

The following table sets forth information regarding nonaccruing loans and other nonperforming assets.

                                                                 At December 31
                                                ----------------------------------------------
                                                  2000      1999      1998      1997      1996
                                                ------    ------    ------    ------    ------
                                                             (Dollars in thousands)
Nonaccruing loans (1):
   Commercial ...............................   $1,044    $1,159    $1,250    $  970    $1,048
   Commercial real estate ...................    1,619     1,373       995     1,648     1,877
   Agricultural .............................    2,881     1,455     2,340     2,669     1,218
   Residential real estate ..................      835       413       733     1,325       679
   Consumer and home equity .................      217       375       423       431       517
                                                ------    ------    ------    ------    ------
     Total Nonaccruing loans ................    6,596     4,775     5,741     7,043     5,339

Accruing loans 90 days or more delinquent ...      521       969       360       433       528
                                                ------    ------    ------    ------    ------
Total nonperforming loans ...................    7,117     5,744     6,101     7,476     5,867

Other real estate owned (2) .................      932       969     2,084     2,309     1,801
                                                ------    ------    ------    ------    ------
Total nonperforming assets ..................    8,049     6,713     8,185     9,785     7,668
    Less: government guaranteed portion
    of nonperforming loans ..................    1,601       734     1,421     1,428     1,478
                                                ------    ------    ------    ------    ------
Total nonperforming assets, net of
    government guaranteed portion (3) .......   $6,448    $5,979    $6,764    $8,357    $6,190
                                                ======    ======    ======    ======    ======

Total nonperforming loans to total
  loans .....................................     0.80%     0.75%     0.93%     1.24%     1.06%
                                                ======    ======    ======    ======    ======
Total nonperforming loans, net of government
  guaranteed portion, to total loans ........     0.62%     0.66%     0.71%     1.00%     0.79%
                                                ======    ======    ======    ======    ======

Total nonperforming assets to total loans
  and other real estate .....................     0.91%     0.88%     1.24%     1.62%     1.38%
                                                ======    ======    ======    ======    ======

Total nonperforming assets, net of government
  guaranteed portion, to total loans and
  other real estate .........................     0.73%     0.78%     1.03%     1.38%     1.12%
                                                ======    ======    ======    ======    ======

(1) Loans are placed on nonaccrual status when they become 90 days or more past due or if they have been identified by the Company as presenting uncertainty with respect to the collectibility of interest or principal.

(2)   Other real estate owned balances are shown net of related allowances.

(3) Nonperforming loans, net of government guaranteed portion, is total non-performing loans less the portion of the principal amount of all nonperforming loans that is guaranteed by the Small Business Administration (SBA) or Farm Service Agency (FSA).

Analysis of the Allowance for Loan Losses

The allowance for loan losses represents the amount available for credit losses inherent in the Company's loan portfolio. The Company performs periodic, systematic reviews of its portfolios to identify these inherent losses, and to assess the overall probability of collection of these portfolios. These reviews result in the identification and quantification of loss factors, which are used in determining the amount of the allowance for loan losses. In addition, the Company periodically evaluates prevailing economic and business conditions, industry concentrations, changes in the size and characteristics of the portfolio and other pertinent factors. Portions of the allowance for loan losses are allocated to cover the estimated losses inherent in each loan category based on the results of this detailed review. The process used by the Company to determine the appropriate overall allowance for loan losses is based on this analysis, taking into consideration management's judgment. Allowance methodology is reviewed on a periodic basis and modified as appropriate. Based on this analysis, the Company believes that the allowance for loan losses is adequate at December 31, 2000.

At December 31, 2000, the Company's allowance for loan losses totaled $13.9 million, an increase of $2.5 million over the previous year end. The allowance as a percentage of total loans was 1.56% at December 31, 2000, compared to 1.50% in 1999. The allowance as a percentage of total nonperforming loans was 195.06% at December 31, 2000, compared to 198.83% at December 31, 1999.

The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                             December 31
                                       ---------------------------------------------------
                                         2000       1999       1998       1997       1996
                                       -------    -------    -------    -------    -------
                                                      (Dollars in thousands)
Balance at beginning of year .......   $11,421    $ 9,570    $ 8,145    $ 7,129    $ 6,183

Charge-offs:
   Commercial ......................       466        312        263        500        154
   Commercial real estate ..........       629        139        687        746        237
   Agricultural ....................        85         12         19         --         74
   Residential real estate .........       113        461        215        131        146
   Consumer and home equity ........       905        663        488        620        321
                                       -------    -------    -------    -------    -------
     Total charge-offs .............     2,198      1,587      1,672      1,997        932
                                       -------    -------    -------    -------    -------
Recoveries:
   Commercial ......................       206         88        106         12          3
   Commercial real estate ..........        22         23         84         18         35
   Agricultural ....................         1         --         --          1         --
   Residential real estate .........         5        163         42         26          2
   Consumer and home equity ........       215        102        133        127         98
                                       -------    -------    -------    -------    -------
     Total recoveries ..............       449        376        365        184        138
                                       -------    -------    -------    -------    -------

Net charge-offs ....................     1,749      1,211      1,307      1,813        794
Provision for loan losses ..........     4,211      3,062      2,732      2,829      1,740
                                       -------    -------    -------    -------    -------
Balance at end of year .............   $13,883    $11,421    $ 9,570    $ 8,145    $ 7,129
                                       =======    =======    =======    =======    =======

Ratio of net charge-offs during
   the year to average loans
   outstanding during the year .....      0.21%      0.17%      0.21%      0.32%      0.16%
                                       =======    =======    =======    =======    =======

Ratio of allowance for loan losses
   to total loans ..................      1.56%      1.50%      1.46%      1.35%      1.29%
                                       =======    =======    =======    =======    =======

Ratio of allowance for loan losses
   to nonperforming loans ..........    195.06%    198.83%    156.86%    108.95%    121.51%
                                       =======    =======    =======    =======    =======

Ratio of allowance for loan losses
   to nonperforming loans, net of
   government guaranteed portion (1)    251.69%    227.97%    204.49%    134.67%    162.43%
                                       =======    =======    =======    =======    =======

(1) Nonperforming loans, net of government guaranteed portion, is total nonperforming loans less the portion of the principal amount of all nonperforming loans that is guaranteed by the SBA or FSA.

Allocation of Allowance for Loan Losses

The following table sets forth the allocation of the allowance for loan losses by loan category at the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which actual losses may occur. The total allowance is available to absorb losses from any segment of the loan portfolio.

                                                                            At December 31
                                             ------------------------------------------------------------------------------
                                                         2000                  1999                         1998
                                             ------------------------  -----------------------    ------------------------
                                                             Percent                   Percent                     Percent
                                                            Of Loans                  Of Loans                     Of Loans
                                                 Amount      In Each      Amount       In Each       Amount        In Each
                                              Of Allowance  Category   Of Allowance   Category    Of Allowance     Category
                                                   For      To Total        For       To Total         For         To Total
                                              Loan Losses    Loans       Loan Losses   Loans        Loan Losses    Loans
                                             -------------  --------   --------------   -----     --------------    -----
                                                                      (Dollars in thousands)
Commercial..................................    $ 3,402        19.2%     $ 2,314         18.4%      $  3,227         17.9%
Commercial real estate......................      2,094        18.7        2,181         18.0          1,734         16.3
Agricultural................................      2,464        18.6        1,591         19.8          1,288         18.9
Residential real estate.....................      1,259        22.7          952         24.8          1,489         27.8
Consumer and home equity....................      2,449        20.8        1,792         19.0          1,643         19.1
Unallocated ................................      2,215          --        2,591           --            189           --
                                                 ------       -----      -------       ------       --------       ------
          Total.............................    $13,883       100.0%     $11,421        100.0%      $  9,570        100.0%
                                                 ======       =====      =======       ======       ========       ======

                                                                            At December 31,
                                                      --------------------------------------------------------
                                                                1997                             1996
                                                      -----------------------           ----------------------
                                                                      (Dollars in thousands)

                                                                      Percent                          Percent
                                                                     Of Loans                         Of Loans
                                                         Amount       In Each             Amount       In Each
                                                      Of Allowance   Category          Of Allowance   Category
                                                           For       To Total               For       To Total
                                                        Loan Losses    Loans             Loan Losses    Loans
                                                      -------------    -----           -------------    -----

Commercial......................................       $  2,406          17.6%           $ 1,573          18.2%
Commercial real estate..........................          1,237          16.5              1,081          17.8
Agricultural....................................          1,377          17.8                928          15.7
Residential real estate.........................          1,328          28.3                965          28.5
Consumer and home equity........................          1,490          19.8              1,555          19.8
Unallocated ....................................            307            --              1,027            --
                                                       --------       -------            -------       -------
         Total..................................       $  8,145         100.0%           $ 7,129         100.0%
                                                       ========       =======            =======       =======

Loan Maturity and Repricing Schedule

The following table sets forth certain information as of December 31, 2000, regarding the amount of loans maturing or repricing in the portfolio. Demand loans having no stated schedule of repayment and no stated maturity and overdrafts are reported as due in one year or less. Adjustable and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than the period in which they contractually mature, and fixed-rate loans are included in the period in which the final contractual repayment is due.

                                                                        ONE
                                                  WITHIN            THROUGH              AFTER
                                                     ONE               FIVE               FIVE
                                                    YEAR              YEARS              YEARS           TOTAL
At December 31, 2000                        ------------        -----------       ------------     ------------
                                                                        (IN THOUSANDS)

   Commercial.......................        $     79,230       $     58,644       $     31,958      $   169,832
   Commercial real estate...........               4,914             17,917            143,294          166,125
   Agricultural.....................              40,990             39,754             84,623          165,367
   Residential real estate..........               4,980             14,443            182,046          201,469
   Consumer and home equity.........              11,924            115,447             57,374          184,745
                                            ------------        -----------       ------------     ------------
     Total loans....................        $    142,038        $   246,205       $    499,295     $    887,538
                                            ============        ===========       ============     ============

Loans maturing after one year:
  With a predetermined interest rate         $161,525     $152,512
  With a floating or adjustable rate           84,680      346,783

INVESTING ACTIVITIES

U.S. Treasury and Agency Securities. At December 31, 2000, the U.S. Treasury and Agency securities portfolio totaled $171.2 million, of which $169.2 million was classified as available for sale. At that date, the portfolio consisted of $15.8 million in U. S. Treasury securities and $155.4 million in U. S. federal agency securities. The U. S. federal agency security portfolio consists almost exclusively of callable securities. These callable securities provide higher yields than similar securities without call features. At December 31, 1999, the
U. S. Treasury and Agency securities portfolio totaled $154.2 million of which $150.2 million was classified as available for sale.

State and Municipal Obligations. At December 31, 2000, the portfolio of state and municipal obligations totaled $123.9 million, of which $48.9 million was classified as available for sale. At that date $75.0 million was classified as held to maturity, with a fair value of $74.9 million. At December 31, 1999, the portfolio of state and municipal obligations totaled $93.6 million, of which $16.2 million was classified as available for sale. At that date, $77.4 million was classified as held to maturity, with a fair value of $77.0 million. Over the past two years, more favorable yields on new purchases of these securities, when compared to other taxable investment alternatives, has led to significant growth in this portfolio. The increase is also reflective of the growth in public deposits and the use of these securities to collateralize those deposits.

Mortgage-Backed Securities. At December 31, 2000, the Company had $29.1 million in mortgage-backed securities, all classified as available for sale. At December 31, 1999, the Company had $21.0 million in mortgage-backed securities, all classified as available for sale.

Corporate Bonds. The corporate bond portfolio at December 31, 2000 totaled $9.3 million, all of which was classified as available for sale. The portfolio was purchased to further diversify the investment portfolio and increase investment yield. The Company's investment policy limits investments in corporate bonds to no more than 10% of total investments and to bonds rated at inception as Baa or better by Moody's Investors Service, Inc. or BBB or better by Standard & Poor's Ratings Services. The corporate bond portfolio at December 31, 1999 totaled $8.7 million, all of which was classified as available for sale.

Equity Securities. At December 31, 2000, equity securities totaled $5.3 million, all of which was classified as available for sale. The portfolio primarily includes $4.0 million of FHLB stock. At December 31, 1999, equity securities totaled $4.3 million, all of which was classified as available for sale, including $3.1 million of FHLB stock.

Security Yields, Maturities and Repricing Schedule. The following table sets forth certain information regarding the carrying value, weighted average yields and contractual maturities of the Company's securities portfolio as of December 31, 2000. Adjustable-rate securities are included in the period in which interest rates are next scheduled to adjust. No tax equivalent adjustments were made to the weighted average yields.

                                                                       At December 31, 2000
                                  -------------------------------------------------------------------------------------------------
                                                         More Than One       More Than Five
                                   One Year Or Less   Year To Five Years   Years To Ten Years   After Ten Years       Total
                                  -------------------------------------------------------------------------------------------------
                                           Weighted              Weighted             Weighted           Weighted          Weighted
                                 Amortized Average   Amortized   Average  Amortized   Average  Amortized Average Amortized Average
                                   Cost    Yield       Cost       Yield     Cost      Yield     Cost      Yield    Cost     Yield
                                  ------   -------   --------    ------    ------     -----    -------    -----  -------    -----
                                                                (Dollars in thousands)

Available for sale:
    U.S. Treasury and agency.... $ 10,047    5.91%   $120,838     6.25%    $ 39,242    6.67%  $     --      --%  $170,127    6.33%
    Mortgage-backed securities..      408    6.55      14,998     6.33        9,467    6.95      4,146    6.57     29,019    6.57
    State and municipal
    obligations.................    1,850    4.41      23,342     4.65       20,912    4.91      2,408    5.43     48,512    4.79
    Corporate bonds.............       --    --         7,002     6.48        2,463    6.26        249    6.15      9,714    6.42
                                 --------            --------              --------           --------           --------
  Total debt securities.........   12,305    5.71     166,180     6.04       72,084    6.18      6,803    6.15    257,372    6.07
                                 --------            --------              --------           --------           --------

  Equity securities.............       --    --            --     --             --    --           --    --        4,741    7.67
                                 --------            --------              --------           --------           --------

Total securities available
          for sale.............. $ 12,305    5.71%   $166,180     6.04%    $ 72,084    6.18%  $  6,803    6.15%  $262,113    6.10%
                                 ========            ========              ========           ========           ========

Held to maturity:
    U.S. Treasury and agency.... $     --      --%   $  1,950     6.22%    $     --      --%  $     --      --%  $  1,950    6.22%
    State and municipal
    obligations.................   30,056    4.63      39,585     4.62        4,724    5.12        632    6.12     74,997    4.67
                                 --------            --------              --------           --------           --------

Total securities held to
          maturity.............. $ 30,056    4.63%   $ 41,535     4.70%    $  4,724    5.12%  $    632    6.12%  $ 76,947    4.71%
                                 ========            ========              ========           ========           ========

FUNDING ACTIVITIES

Borrowings

The following table sets forth certain information as to the Company's short-term borrowings for the periods indicated. Short-term borrowings mature in less than one year.

                                                       As of and for the year ended December 31
                                                    ----------------------------------------------
                                                        2000              1999              1998
                                                     ---------          ---------        ---------
                                                                (Dollars in thousands)

Federal funds purchased                            $       895        $         -      $         -
Securities sold under repurchase agreements             15,055              4,596            5,362
FHLB advances...............................            30,953             41,500                -
                                                   -----------        -----------      -----------
    Total short-term borrowings.............       $    46,903        $    46,096      $     5,362
                                                    ==========         ==========       ==========

Average rate at year-end.  .................              5.75%              5.77%            4.33%

Average rate during period..................              5.96%              5.02%            5.02%

The Company had $32.7 million and $11.0 million of remaining credit available under lines of credit with the FHLB at December 31, 2000 and 1999 which are collateralized by FHLB stock and real estate mortgage loans.

Long-term borrowings are summarized as follows:

                                                                     At December 31
                                                    ----------------------------------------------
                                                        2000              1999              1998
                                                     ---------          ---------        ---------
                                                                (Dollars in thousands)

FHLB advances...............................       $    15,382        $     8,421      $     6,617
10% notes...................................                 -              1,698            1,739
Other.......................................                99                121              144
                                                   -----------        -----------      -----------
     Total long-term borrowings.............       $    15,481        $    10,240      $     8,500
                                                    ==========         ==========       ==========

Advances payable to FHLB are collateralized by FHLB stock and real estate mortgage loans. The advances mature from 2001 through 2009 and bear interest at a fixed weighted average rate of 6.43% as of December 31, 2000.

Deposits

The Banks offer a broad array of core deposit products including checking accounts, interest-bearing transaction accounts, savings and money market accounts and certificates of deposit under $100,000. These core deposits totaled $778.9 million or 72.3% of total deposits of $1,078.1 million at December 31, 2000. The core deposit base consists almost exclusively of in-market accounts. Core deposits are supplemented with certificates of deposit over $100,000, which amounted to $299.2 million as of December 31, 2000, largely from in-market municipal, business and individual customers. However, during 2000, the Banks began to utilize brokered certificates of deposit as an alternative funding source in response to the continued loan growth. As of December 31, 2000, brokered certificates of deposit included in certificates of deposit over $100,000 totaled $15.0 million.

Total deposits at December 31, 1999 amounted to $949.5 million, an increase of $99.0 million or 11.6% from $850.5 million at December 31, 1998. Core deposit products were $726.6 million or 76.5% of total deposits at December 31, 1999. Certificates of deposit over $100,000 totaled $222.9 million at December 31, 1999.

The daily average balances, percentage composition and weighted average rates paid on deposits for each of the years ended December 31, 2000, 1999 and 1998 are presented below:

                                                                   For the year ended December 31
                                                 2000                            1999                          1998
                                     -----------------------------  ------------------------------   ---------------------------
                                               Percent                         Percent                         Percent
                                               Of Total   Weighted             Of Total   Weighted             Of Total  Weighted
                                    Average    Average    Average   Average    Average     Average   Average   Average    Average
                                    Balance    Deposits    Rate     Balance    Deposits     Rate     Balance   Deposits    Rate
                                    -------    --------   ------    -------    --------    -----     -------   --------   -------
                                                                         (Dollars in thousands)

Interest-bearing checking........  $ 113,344     11.4%     1.36%  $ 105,076      11.8%     1.34%   $  91,627     11.5%    1.46%
Savings and money market.........    193,027     19.3      2.66     183,800      20.7      2.43      163,966     20.5     2.62
Certificates of deposit
  under $100,000.................    294,926     29.5      5.63     280,953      31.6      5.22      274,750     34.4     5.68
Certificates of deposit
  over $100,000.................     260,757     26.1      6.32     190,942      21.5      5.18      158,317     19.8     5.64
Non-interest-bearing accounts....    136,614     13.7        --     127,899      14.4        --      110,294     13.8       --
                                   ---------    ------            ---------    -----               ---------    -----

  Total average deposits.........  $ 998,668    100.0%     3.98%  $ 888,670    100.0%      3.78%   $ 798,954    100.0%    3.78%
                                   =========    ======            =========    =====               =========    =====

The following table indicates the amount of the Company's certificates of deposit by time remaining until maturity as of December 31, 2000:

                                                                   At December 31, 2000
                                               --------------------------------------------------------------
                                                 3 Months    Over 3 To 6  Over 6 To 12    Over 12
                                                  Or Less      Months        Months       Months        Total
                                                ----------    ---------   ----------   ----------   ----------
                                                                  (Dollars in thousands)

Certificates of deposit less than $100,000..    $   78,249    $  51,823   $  100,605   $   75,688   $  306,365
Certificates of deposit of $100,000 or more.       185,799       46,269       48,190       18,916      299,174
                                                ----------    ---------   ----------   ----------   ----------

   Total certificates of deposit............    $  264,048    $  98,092   $  148,795   $   94,604   $  605,539
                                                ==========    =========   ==========   ==========   ==========

NET INCOME ANALYSIS

Net Interest Income

Net interest income, the principal source of the Company's earnings, was $53.2 million in 2000 compared with $47.0 million in 1999, an increase of 13.1%. The increase is the result of a 16.1% increase in average earning assets. The growth in earning assets was partially offset by a 12 basis point decline in the net interest margin. Net interest income was $47.0 million in 1999 compared with $41.9 million in 1998, an increase of 12.2%. Average earning assets grew by $118.7 million in 1999, or 13.7% over 1998, which offset the effects of a 6 basis point decline in the net interest margin. Net interest margin, on a tax-equivalent basis, was 4.88% for 2000, 5.00% for 1999 and 5.06% for 1998.

The continuing decline in net interest margin in 2000 is the result of rates on interest-bearing liabilities growing faster than rates on interest-bearing assets and a shift in the mix of funding sources. This shift in funding is in response to the loan growth continuing to outpace core deposit growth. Accordingly, brokered deposits and FHLB term advances have been used. The cost of interest-bearing liabilities increased to 4.72% in 2000 from 4.05% in 1999 after declining from 4.41% in 1998. In 1999, the 36 basis point decline was partially attributed to closely managing interest rate pricing on deposits. The yield on interest-earning assets increased to 8.70% in 2000 from 8.24% in 1999. The interest-earning asset yield was 8.65% in 1998. The increase in interest-earning asset yield in 2000 was the direct result of higher market interest rates and a better mix of earning assets from the growth of the loan portfolio, which more than offset the continued competitive pressures for additional loan assets that caused the decline in interest-earning asset yield in 1999.

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

                                                                          Year ended December 31
                                                  ------------------------------------------------------------------------
                                                                    2000                                1999
                                                  ------------------------------------   ---------------------------------
                                                   Average          Interest               Average      Interest
                                                 Outstanding        Earned/    Yield/    Outstanding    Earned/     Yield/
                                                   Balance           Paid       Rate      Balance        Paid       Rate
                                                   -------           ----       ----      -------        ----       ----
                                                                          (Dollars in thousands)
Interest-earning assets:
 Federal funds sold and interest-
  bearing deposits..........................  $     3,039     $       184      6.05%     $   8,529    $      428     5.02%
  Investment securities (1) ................      312,389          20,638      6.61        274,290        17,203     6.27
 Loans (2) .................................      825,953          78,538      9.51        700,062        63,417     9.06
                                              -----------     -----------                ---------     ---------
   Total interest-earning assets ...........    1,141,381          99,360      8.70        982,881        81,048     8.24
                                              -----------     -----------                ---------     ---------

Allowance for loan losses   ................      (12,509)                                 (10,261)
Other non-interest-earning assets                  68,644                                   63,841
                                              -----------                               ----------
   Total assets ............................  $ 1,197,516                               $1,036,461
                                              ===========                               ==========

Interest-bearing liabilities:
 Savings and money market...................  $   193,027     $     5,135      2.66%   $   183,800    $    4,461     2.43%
 Interest-bearing checking .................      113,344           1,537      1.36        105,076         1,408     1.34
 Certificates of deposit ...................      555,683          33,086      5.95        471,895        24,551     5.20
 Borrowed funds ............................       60,978           3,847      6.31         26,398         1,463     5.54
                                              -----------     -----------                ---------     ---------
   Total interest-bearing liabilities ......      923,032          43,605      4.72        787,169        31,883     4.05
                                              -----------     -----------                ---------     ---------

Non-interest-bearing demand deposits .......      136,614                                  127,899
Other non-interest-bearing liabilities .....       14,906                                   14,091
                                              -----------                                ---------
   Total liabilities .......................    1,074,552                                  929,159
Stockholders' equity (3) ...................      122,964                                  107,302
                                              -----------                                ---------

   Total liabilities and stockholders'
        equity .............................  $ 1,197,516                               $1,036,461
                                              ===========                               ==========

Net interest income ........................                  $    55,755                             $   49,165
                                                              ===========                             ===========

Net interest rate spread ...................                                   3.98%                                 4.19%
                                                                               ====                                  ====
Net earning assets .........................  $   218,349                              $   195,712
                                              ===========                              ===========

Net interest income as a percentage of
 average interest-earning assets ...........                                   4.88%                                 5.00%
                                                                               ====                                  ====

Ratio of average interest-earning assets
 to average interest-bearing liabilities ...                                 123.66%                               124.86%
                                                                             ======                                ======

                                                             Year ended December 31
                                                  -----------------------------------------
                                                                   1998
                                                  -----------------------------------------
                                                         Average     Interest
                                                       Outstanding   Earned/    Yield/
                                                         Balance      Paid       Rate
                                                         -------      ----       ----
                                                            (Dollars in thousands)
Interest-earning assets:
 Federal funds sold and interest-
   bearing deposits..........................    $    15,406       $       842           5.47%
  Investment securities (1) .................        227,352            14,784           6.50
 Loans (2) ..................................        621,418            59,090           9.51
                                                 -----------       -----------
   Total interest-earning assets ............        864,176            74,716           8.65
                                                 -----------       -----------

Allowance for loan losses   .................         (8,910)
Other noninterest-earning assets                      63,142
                                                 -----------
   Total assets .............................    $   918,408
                                                 ===========

Interest-bearing liabilities:
 Savings and money market...................     $   163,966       $     4,301           2.62%
 Interest-bearing checking ..................         91,627             1,335           1.46
 Certificates of deposit ....................        433,067            24,523           5.66
 Borrowed funds .............................         13,635               799           5.86
                                                -------------       ---------
   Total interest-bearing liabilities .......        702,295            30,958           4.41
                                                -------------      ----------
Non-interest-bearing demand deposits ........        110,294
Other non-interest-bearing liabilities ......         13,613
                                                ------------
   Total liabilities ........................        826,202
Stockholders' equity (3) ....................         92,206
                                                ------------
   Total liabilities and stockholders'
        equity ..............................    $   918,408
                                                 ===========

Net interest income .........................                      $    43,758
                                                                   ===========

Net interest rate spread ....................                                            4.24%
                                                                                         ====
Net earning assets ..........................  $     161,881
                                               =============

Net interest income as a percentage of
 average interest-earning assets ............                                            5.06%
                                                                                         ====

Ratio of average interest-earning assets
 to average interest-bearing liabilities ....                                           123.05%
                                                                                        ======

(1) Amounts shown are amortized cost for held to maturity securities and fair value for available for sale securities. In order to make pre-tax income and resultant yields on tax-exempt securities comparable to those on taxable securities and loans, a tax-equivalent adjustment to interest earned from tax-exempt securities has been computed using a federal tax rate of 35%.

(2)   Net of deferred loan fees and costs, and loan discounts and premiums.

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

                                                                              Year ended December 31
                                              ---------------------------------------------------------------------------------
                                                         2000 VS. 1999                                   1999 VS. 1998
                                              ------------------------------------             --------------------------------
                                                  Increase/(Decrease)    Total                  Increase/(Decrease)   Total
                                                        Due To          Increase                      Due To          Increase
                                                  Volume       Rate     (Decrease)              Volume       Rate     (Decrease)
                                                  ------       ----     ----------             -------       ----     ----------
                                                                              (Dollars in thousands)
Interest-earning assets:
   Federal funds sold and interest
    bearing deposits..........................    $   (331)   $   87    $   (244)               $  (346)   $   (69)    $   (415)
   Investment securities......................       2,552       883       3,435                  2,847       (442)       2,405
   Loans......................................      12,060     3,061      15,121                  7,135     (2,809)       4,326
                                                  --------    --------  --------                -------     ------      -------
        Total interest-earning assets.........      14,281     4,031      18,312                  9,636     (3,320)       6,316
                                                  ========    ========  ========                =======     ======      =======
Interest-bearing liabilities:
   Savings and money market...................         239       435         674                    180       (107)          73
   Interest-bearing checking..................         108        21         129                    482       (321)         161
   Certificates of deposit  ..................       4,959     3,576       8,535                  2,020     (1,993)          27
   Borrowed funds.............................       2,181       203       2,384                    707        (43)         664
                                                  --------    --------  --------                -------     ------      -------
        Total interest-bearing liabilities....       7,487     4,235      11,722                  3,389     (2,464)         925
                                                  ========   =======    ========                =======     ======      =======
Net interest income..........................     $  6,794   $  (204)   $  6,590                 $6,247     $ (856)     $ 5,391
                                                  ========   =======    ========                =======     ======       ======

Provision for Loan Losses

The provision for loan losses was $4.2 million in 2000, compared to $3.1 million in 1999 and $2.7 million in 1998. The amount of the provision was in excess of the net charge-offs for each of the three years. The increase in the allowance for loan losses primarily reflects the significant growth in commercial, commercial real estate, and consumer loans.

Noninterest Income

The following table presents the major categories of noninterest income during the years indicated:

                                                                           Year Ended December 31
                                                                 -----------------------------------------
                                                                 2000              1999              1998
                                                                 ------           ------            ------
                                                                          (Dollars in thousands)
     Service charges on deposit accounts....................     $5,003           $4,289            $3,234
     Loan servicing fees....................................      1,154            1,192             1,190
     Mutual fund commissions................................        960              882               672
     Insurance fees.........................................        358              327               238
     Gain on sale of assets.................................        497              292               181
     Other..................................................      1,123              866               866
                                                                 ------           ------            ------
       Total noninterest income.............................     $9,095           $7,848            $6,381
                                                                 ======           ======            ======

Service charges on deposit accounts increased in 2000 reflecting the benefit of the growth in core deposits. The increase in mutual fund commissions reflects the commencement of operations of FIGI, the Company's brokerage subsidiary, in March of 2000, which has enabled FII to retain a higher portion of commissions on mutual fund sales. An increase in gain on the sale of assets from $292,000 in 1999 to $497,000 in 2000 was derived mainly from $382,000 in gains on the sale of loans in 2000 versus $152,000 in 1999.

Service charges on deposit accounts increased $1.1 million, or 32.6%, in 1999 from $3.2 million in 1998 as a result of an increase in demand deposit customers and selected increases in deposit service pricing. Mutual fund commissions increased $210,000, or 31.3% in 1999, due to greater emphasis on the sale of such investment products. An increase of $111,000 in gain on the sale of assets from $181,000 in 1998 to $292,000 in 1999 was derived from $71,000 in gain on the sale of securities available for sale versus no security gains in 1998 and $40,000 of additional gain on the sale of loans and other assets.

Noninterest Expenses

The following table presents the major categories of noninterest expense during the years indicated:

                                                                             Year Ended December 31
                                                                ------------------------------------------
                                                                 2000              1999             1998
                                                                -------          -------           -------
                                                                          (Dollars in thousands)
     Salaries and employee benefits........................     $16,803          $14,801           $13,092
     Occupancy and equipment...............................       4,614            4,491             3,855
     Supplies and postage..................................       1,500            1,295             1,363
     Amortization of intangibles...........................         737              839               839
     Professional fees.....................................         826              618               809
     Advertising...........................................         637              574               487
     Other real estate.....................................         126              259               378
     Other expense.........................................       4,913            4,155             3,779
                                                                -------          -------           -------
       Total noninterest expense...........................     $30,156          $27,032           $24,602
                                                                =======          =======           =======

The 11.6% increase in noninterest expense in 2000 is largely the result of staffing additions related to expanding lending activities, technological expenditures associated with expanding the Company's product line and distribution channels and the opening of new branch offices. Noninterest expenses increased 9.9% in 1999 primarily from an investment in staff additions and upgrades to facilities and technology. The Company also added features to technological capabilities including an internet banking product, check imaging and upgrades to overall data processing capabilities in preparation for the year 2000. Even with these expenditures, the Company's efficiency ratio, which measures the amount of overhead required to produce a dollar of revenue, remained at a relatively low level. For the years ended December 31, 2000, 1999 and 1998 the efficiency ratio was 46.3%, 47.0% and 48.3%, respectively.

The Company's largest component of noninterest expense, salaries and employee benefits, increased 13.5% in 2000 and 13.1% in 1999. Upgrades to salary and incentive compensation programs, additions to the management team and additional staff hired at the new branch offices account for the increases. Occupancy and equipment costs increased 2.7% in 2000 and 16.5% in 1999 due to new branch openings and additional technological expenditures.

LIQUIDITY AND CAPITAL RESOURCES

The Company's most liquid assets are cash and due from banks, interest-bearing deposits and federal funds sold. The levels of these assets are dependent on operating, financing, lending and investing activities during any given period. At December 31, 2000, cash and due from banks, interest-bearing deposits and federal funds sold totaled $30.2 million, or 2.3% of total assets, as compared to $61.2 million, or 5.4% of total assets, at December 31, 1999. Cash and due from banks accounted for $20.4 million of the decrease as the Company's Year 2000 liquidity and cash flow contingency plan included additional contingency reserves at the end of 1999.

The Company's primary sources of funds are deposits, proceeds from the principal and interest payments on loans, borrowings, and proceeds from the sale of fixed-rate mortgage loans to the secondary market. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows, mortgage prepayments, mortgage loan sales and borrowings are greatly influenced by general interest rates, economic conditions and competition. The Company monitors its liquidity position on a daily basis. Excess short-term liquidity is usually invested in overnight federal funds sold. Additional sources of funds are available through the use of reverse repurchase agreements and advances from the Federal Home Loan Bank of New York (FHLB).

Total deposits increased $128.6 million from December 31, 1999 to December 31, 2000. Deposit flows are affected by the level of interest rates, the interest rates and products offered by local competitors, as well as other factors.

At December 31, 2000, the Company had total borrowings of $62.4 million, which primarily consisted of advances from the FHLB and repurchase agreements entered into with business customers. FHLB advances are available pursuant to several credit programs, each of which has its own interest rate and range of maturities. At December 31, 2000, the Company had $46.3 million of FHLB advances outstanding, a decrease of $3.6 million from $49.9 million at December 31, 1999.

Outstanding loan commitments totaled $182.5 million at December 31, 2000. The Company anticipates it will have sufficient funds available to meet current loan commitments.

Certificates of deposit which are scheduled to mature in one year or less from December 31, 2000 total $510.9 million. Based upon experience and current pricing strategy, management believes that a significant portion of such deposits will remain with the Banks.

At December 31, 2000, the Company significantly exceeded all minimum regulatory capital requirements with:

      o a consolidated leverage capital level of $129.8 million, or 10.19% of risk-weighted assets, which is above the required level of $50.9 million, or 4.00% of risk-weighted assets;

      o a Tier 1 risk-based capital of $129.8 million, or 14.02% of risk-weighted assets, which is above the required level of $37.1 million, or 4.00% of risk-weighted assets; and

      o a consolidated risk-based capital of $141.1 million, or 15.27% of risk-weighted assets, which is above the required level of $74.1 million, or 8.00% of risk-weighted assets.

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

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring the Company's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning-assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. At December 31, 2000, the one-year gap position, the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, was $41.1 million, or 3.2% of total assets. Accordingly, over the one year period following December 31, 2000, the Company will have $41.1 million more in assets re-pricing than liabilities. Generally if rate-sensitive assets reprice sooner than rate-sensitive liabilities, earnings will be positively impacted in a rising rate environment. Conversely, in a declining rate environment, earnings will generally be negatively impacted. If rate-sensitive liabilities reprice sooner than rate-sensitive assets then generally earnings will be negatively impacted in a rising rate environment. Conversely, in a declining rate environment earnings will generally be positively impacted. Management believes that the positive gap position at December 31, 2000 will not have a material adverse effect on the Company's operating results.

Gap Analysis

The following table (the "Gap Table") sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2000 which management anticipates, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of the repricing date or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2000, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within the selected time intervals. All non-maturity deposits (demand deposits and savings deposits) were assumed to become rate sensitive over time, with 1%, 3%, 4%, 15%, 14% and 63% of such deposits assumed to reprice in the periods of less than 30 days, 31 to 180 days, 181 to 365 days, 1 to 3 years, 3 to 5 years and more than 5 years, respectively. Prepayment and repricing rates can have a significant impact on the estimated gap. While management believes such assumptions are reasonable, there can be no assurance that assumed repricing rates will approximate actual future deposit activity.

Gap Table                                                      Volumes Subject to Repricing Within
                                  -------------------------------------------------------------------------------------------------
                                     0-30      31-180       181-365       1-3          3-5         >5          Non-
December 31, 2000                    days       days          days        years       years       years      Sensitive      Total
                                  ----------  ---------    ---------    ---------    --------   ----------   ----------  ----------
                                                                    (Dollars in thousands)
Interest-earning assets:
  Federal funds sold and
    and interest-bearing
    deposits ...................         926  $      --    $      75    $     100    $     --   $       --   $       --  $    1,101
  Investment
    securities (1) .............      39,559     29,156       32,441      109,601      75,701       52,358           --     338,816
  Loans (2) ....................     371,368     67,987       92,249      138,791     104,025      113,146         (421)    887,145
                                  ----------  ---------    ---------    ---------    --------   ----------   ----------  ----------
     Total interest-earning
       assets ..................     411,853     97,143      124,765      248,492     179,726      165,504         (421)  1,227,062
                                  ----------  ---------    ---------    ---------    --------   ----------   ----------  ----------

Interest-bearing liabilities:
  Interest-bearing checking,
     savings and money
     market deposits ...........       3,097      9,292       12,389       46,460      43,363      195,131           --     309,732
  Certificates of deposit ......     129,694    227,064      150,104       86,449      10,823        1,405           --     605,539
  Borrowed funds ...............      23,518     20,463        3,081        9,344       1,360        4,618           --      62,384
                                  ----------  ---------    ---------    ---------    --------   ----------   ----------  ----------
     Total interest-bearing
       liabilities .............     156,309    256,819      165,574      142,253      55,546      201,154           --     977,655
                                  ----------  ---------    ---------    ---------    --------   ----------   ----------  ----------

Period gap .....................  $  255,544  $(159,676)   $ (40,809)   $ 106,239    $124,180   $  (35,650)  $     (421) $  249,407
                                  ==========  =========    =========    =========    ========   ==========   ==========  ==========

Cumulative gap .................  $  255,544  $  95,868    $  55,059    $ 161,298    $285,478   $  249,828   $  249,407           ~
                                  ==========  =========    =========    =========    ========   ==========   ==========  ==========

Period gap to total assets .....       19.82%    (12.38%)      (3.17%)       8.24%       9.63%       (2.77%)      (0.03%)     19.34%
                                  ==========  =========    =========    =========    ========   ==========   ==========  ==========

Cumulative gap to
   total assets ................       19.82%      7.44%        4.27%       12.51%      22.14%       19.38%       19.34%
                                  ==========  =========    =========    =========    ========   ==========   ==========

Cumulative interest-earning
  assets to cumulative interest-
  bearing liabilities ..........      263.49%    123.21%      109.51%      122.37%     136.76%      125.55%      125.51%
                                  ==========  =========    =========    =========    ========   ==========   ==========

----------
(1) Amounts shown include the amortized cost of held to maturity securities and the fair value of available for sale securities. (2) Amounts shown include principal balance net of deferred loan fees and costs, unamortized premiums and discounts.

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

Net Interest Income at Risk Analysis

In addition to the Gap Analysis, management uses a "rate shock" simulation to measure the rate sensitivity of the balance sheet. Rate shock simulation is a modeling technique used to estimate the impact of changes in rates on net interest income and economic value of equity. The following table sets forth the results of the modeling analysis at December 31, 2000:

             Change in Interest                  Net Interest Income                  Economic Value of Equity
            Rates in Basis Points                -------------------                  ------------------------
                (Rate Shock)             $Amount      $ Change      % Change    $ Amount      $ Change    % Change
                ------------             -------      --------      --------    --------      --------    --------
                                                                  (dollars in thousands)

         200........................     $60,587       $2,568        4.43%      $227,894      $(8,485)     (3.59%)
         100........................      59,515        1,496        2.58%       232,446       (3,933)   (1.66%)
         Static.....................      58,019           --          --        236,379           --      --
         (100)......................      56,068       (1,951)      (3.36%)      238,159        1,780     0.75%
         (200)......................      54,362       (3,657)      (6.30%)      242,042        5,663     2.40%

The Company measures net interest income at risk by estimating the changes in net interest income resulting from instantaneous and sustained parallel shifts in interest rates of plus or minus 200 basis points over a period of 12 months. As of December 31, 2000, a 200 basis point increase in rates would increase net interest income by $2.6 million, or 4.43%, over the next twelve month period. Conversely, a 200 basis point decrease in rates would decrease net interest income by $3.7 million, or 6.30%, over a 12 month period. This simulation is based on management's assumption as to the effect of interest rate changes on assets and liabilities and assumes a parallel shift of the yield curve. It also includes certain assumptions about the future pricing of loans and deposits in response to changes in interest rates. Further, it assumes that delinquency rates would not change as a result of changes in interest rates although there can be no assurance that this will be the case. While this simulation is a useful measure as to net interest income at risk due to a change in interest rates, it is not a forecast of the future results and is based on many assumptions that, if changed, could cause a different outcome.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Financial Institutions, Inc.:

We have audited the accompanying consolidated statements of financial condition of Financial Institutions, Inc. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Financial Institutions, Inc. and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Buffalo, New York
January 31, 2001

                  Financial Institutions, Inc. and Subsidiaries
                 Consolidated Statements of Financial Condition
                           December 31, 2000 and 1999

                                                             2000           1999
                                                         -----------    -----------
(Dollars in thousands, except per share amounts)

Assets

Cash, due from banks and interest-bearing deposits       $    29,226    $    49,672
Federal funds sold                                               926         11,554
Securities available for sale, at fair value                 261,869        200,272
Securities held to maturity (fair value of $76,884 and
  $80,902 at December 31, 2000 and 1999, respectively)        76,947         81,356
Loans, net                                                   873,262        752,324
Premises and equipment, net                                   18,423         17,009
Other assets                                                  28,674         24,273
                                                         -----------    -----------
     Total assets                                        $ 1,289,327    $ 1,136,460
                                                         ===========    ===========

Liabilities And Shareholders' Equity

Deposits:

     Demand                                              $   162,840    $   141,800
     Savings, money market and interest-bearing
         checking                                            309,732        306,813
     Certificates of deposit                                 605,539        500,918
                                                         -----------    -----------
     Total deposits                                        1,078,111        949,531

Accrued expenses and other liabilities                        17,214         13,054
Short-term borrowings                                         46,903         46,096
Long-term borrowings                                          15,481         10,240
                                                         -----------    -----------
     Total liabilities                                     1,157,709      1,018,921
                                                         -----------    -----------

Shareholders' equity:

  3% cumulative preferred stock, $100 par value,
    authorized 10,000 shares, issued and outstanding
    1,711 shares in 2000 and 1,759 shares in 1999                171            176
  8.48% cumulative preferred stock, $100 par
    value, authorized 200,000 shares, issued
    and outstanding 175,866 shares in 2000
    and 176,356 shares in 1999                                17,587         17,636
  Common stock, $ 0.01 par value, authorized
    50,000,000 shares, issued 11,303,533 shares
    in 2000 and 1999                                             113            113
  Additional paid-in capital                                  16,472         16,448
  Retained earnings                                           98,348         86,361
  Accumulated other comprehensive loss                          (144)        (2,661)
  Treasury stock, at cost - 316,812 shares
    in 2000 and 285,800 in 1999                                 (929)          (534)
                                                         -----------    -----------
     Total shareholders' equity                              131,618        117,539
                                                         -----------    -----------
     Total liabilities and shareholders' equity          $ 1,289,327    $ 1,136,460
                                                         ===========    ===========

See accompanying notes to consolidated financial statements.

                  Financial Institutions, Inc. and Subsidiaries
                        Consolidated Statements of Income
                  Years Ended December 31, 2000, 1999 and 1998

                                                   2000        1999        1998
                                                 -------     -------     -------
(Dollars in thousands, except
     per share amounts)

Interest income:

     Loans                                       $78,538     $63,417     $59,090
     Securities                                   18,059      15,054      12,938
     Other                                           184         428         842
                                                 -------     -------     -------
         Total interest income                    96,781      78,899      72,870
                                                 -------     -------     -------

Interest expense:
     Deposits                                     39,758      30,420      30,159
     Borrowings                                    3,847       1,463         799
                                                 -------     -------     -------
         Total interest expense                   43,605      31,883      30,958
                                                 -------     -------     -------

Net interest income                               53,176      47,016      41,912
Provision for loan losses                          4,211       3,062       2,732
                                                 -------     -------     -------
         Net interest income after
             provision for loan losses            48,965      43,954      39,180
                                                 -------     -------     -------

Noninterest income:
     Service charges on deposits                   5,003       4,289       3,234
     Loan servicing fees                           1,154       1,192       1,190
     Other                                         2,938       2,367       1,957
                                                 -------     -------     -------
       Total noninterest income                    9,095       7,848       6,381
                                                 -------     -------     -------

Noninterest expense:
     Salaries and employee benefits               16,803      14,801      13,092
     Occupancy and equipment                       4,614       4,491       3,855
     Supplies and postage                          1,500       1,295       1,363
     Amortization of intangibles                     737         839         839
     Other                                         6,502       5,606       5,453
                                                 -------     -------     -------
       Total noninterest expense                  30,156      27,032      24,602
                                                 -------     -------     -------
Income before income taxes                        27,904      24,770      20,959
Income taxes                                       9,804       8,813       7,354
                                                 -------     -------     -------
Net income                                       $18,100     $15,957     $13,605
                                                 =======     =======     =======

Earnings per common share:
         Basic                                   $  1.51     $  1.38     $  1.22
         Diluted                                 $  1.51     $  1.38     $  1.22

See accompanying notes to consolidated financial statements.

                  Financial Institutions, Inc. and Subsidiaries
                      Consolidated Statements of Changes in
                  Shareholders' Equity and Comprehensive Income
                  Years Ended December 31, 2000, 1999 and 1998

                                                                                                      Accumulated
                                                                                                         Other
                                                                                   Additional           Compre-           Total
                                                           3%       8.48%            Paid              hensive            Share-
                                                        Preferred Preferred Common    In    Retained    Income  Treasury holders'
                                                          Stock     Stock   Stock   Capital Earnings    (Loss)    Stock   Equity
                                                          -----     -----   -----   ------- --------    ------    -----   ------
(Dollars in thousands, except per share amounts)

   Balance - December 31, 1997                           $185    $17,743    $102   $2,787   $65,661      $749   ($384)  $86,843
   Purchase of 5 shares of 3% preferred stock              (1)        --      --       --        --        --      --        (1)
   Purchase of 693 shares of 8.48% preferred stock         --        (70)     --       (7)       --        --      --       (77)
   Purchase of 23,500 shares of common stock               --         --      --       --        --        --    (162)     (162)
   Sale of 10,600 shares of treasury stock                 --         --      --       57        --        --      20        77
   Comprehensive income:
     Net income                                            --         --      --       --    13,605        --      --    13,605
     Unrealized gain on securities available
       for sale (net of tax of $273)                       --         --      --       --        --       392      --       392
                                                                                                                        -------
     Total comprehensive income                            --         --      --       --        --        --      --    13,997
                                                                                                                        -------
   Cash dividends declared:
     3% Preferred - $3.00 per share                        --         --      --       --        (6)       --      --        (6)
     8.48% Preferred - $8.48 per share                     --         --      --       --    (1,500)       --      --    (1,500)
     Common - $0.26 per share                              --         --      --       --    (2,593)       --      --    (2,593)
                                                         ----    -------    ----   ------   -------    ------   -----   -------

   Balance - December 31, 1998                           $184    $17,673    $102   $2,837   $75,167    $1,141   $(526)  $96,578
   Purchase of 83 shares of 3% preferred stock             (8)        --      --        4        --        --      --        (4)
   Purchase of 378 shares of 8.48% preferred stock         --        (37)     --       (5)       --        --      --       (42)
   Purchase of 1,000 shares of common stock                --         --      --       --        --        --      (8)       (8)
   Comprehensive income:
     Net income                                            --         --      --       --    15,957        --      --    15,957
     Unrealized loss on securities available
       for sale (net of tax of ($2,665))                   --         --      --       --        --    (3,845)     --    (3,845)
     Less: Reclassification adjustment for gains
       included in net income (net of tax of $28)          --         --      --       --        --        43      --        43
                                                                                                                        -------
     Net unrealized loss on securities available
       for sale (net of tax of ($2,637))                   --         --      --       --        --        --      --    (3,802)
                                                                                                                        -------
     Total comprehensive income                            --         --      --       --        --        --      --    12,155
                                                                                                                        -------
   Cash dividends declared:
     3% Preferred - $3.00 per share                        --         --      --       --        (5)       --      --        (5)
     8.48% Preferred - $8.48 per share                     --         --      --       --    (1,498)       --      --    (1,498)
     Common - $0.311 per share                             --         --      --       --    (3,260)       --      --    (3,260)

   Issuance of 1,103,133 shares of common stock            --         --      11   13,612        --        --      --    13,623
     through initial public offering, net of costs
                                                         ----    -------    ----   ------   -------    ------   -----   -------

   Balance - December 31, 1999                           $176    $17,636    $113  $16,448   $86,361   $(2,661)  $(534) $117,539
   Purchase of 48 shares of 3% preferred stock             (5)        --      --        3        --        --      --        (2)
   Purchase of 490 shares of 8.48% preferred stock         --        (49)     --       (2)       --        --      --       (51)
   Purchase of 33,300 shares of common stock               --         --      --       --        --        --    (401)     (401)
   Issue 2,288 shares of common stock - directors plan     --         --      --       23        --        --       6        29
   Comprehensive income:
     Net income                                            --         --      --       --    18,100        --      --    18,100
     Unrealized gain on securities
       available for sale (net of tax of $1,735)           --         --      --       --        --     2,501      --     2,501
     Less: Reclassification adjustment for gains
       included in net income (net of tax of $11)          --         --      --       --        --        16      --        16
                                                                                                                         ------
     Net unrealized gain on securities available
       for sale (net of tax of $1,746)                     --         --      --       --        --        --      --     2,517

                                                                                                                         ------
     Total comprehensive income                            --         --      --       --        --        --      --    20,617
                                                                                                                         ------
   Cash dividends declared:
     3% Preferred - $3.00 per share                        --         --      --       --        (5)       --      --        (5)
     8.48% Preferred - $8.48 per share                     --         --      --       --    (1,491)       --      --    (1,491)
     Common - $0.42 per share                              --         --      --       --    (4,617)       --      --    (4,617)

                                                         ----    -------    ----   ------   -------    ------   -----   -------
   Balance - December 31, 2000                           $171    $17,587    $113   $16,472   $98,348    ($144)  ($929) $131,618
                                                         ====    =======    ====   ======   =======    ======   =====   =======

See accompanying notes to consolidated financial statements.

                  Financial Institutions, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows
                  Years Ended December 31, 2000, 1999 and 1998

                                                               2000         1999         1998
                                                            ---------    ---------    ---------
(Dollars in thousands)
Cash flows from operating activities:
     Net income                                             $  18,100    $  15,957    $  13,605
     Adjustments to reconcile net income to net cash
     provided by operating activities:
         Depreciation and amortization                          3,032        3,585        3,117
         Provision for loan losses                              4,211        3,062        2,732
         Deferred income tax benefit                             (965)        (692)        (670)
         Gain on sale of assets                                  (497)        (292)        (181)
         Increase in other assets                              (5,919)        (422)      (1,210)
         Increase (decrease) in accrued expenses
           and other liabilities                                3,825       (1,993)       1,299
                                                            ---------    ---------    ---------
              Net cash provided by operating activities        21,787       19,205       18,692
                                                            ---------    ---------    ---------
Cash flows from investing activities:
     Purchase of securities:
         Available for sale                                  (100,150)    (110,571)    (141,300)
         Held to maturity                                     (21,124)     (20,247)     (46,008)
     Proceeds from maturities of securities:
         Available for sale                                    28,688       55,990       94,841
         Held to maturity                                      25,248       29,563       53,766
     Proceeds from sales of securities available for sale      14,022        4,585           --
     Increase in loans, net                                  (124,767)    (109,377)     (54,025)
     Purchase of premises and equipment, net                   (3,193)        (896)      (3,673)
                                                            ---------    ---------    ---------
              Net cash used in investing activities          (181,276)    (150,953)     (96,399)
                                                            ---------    ---------    ---------
Cash flows from financing activities:
     Increase in deposits, net                                128,580       99,076       82,729
     Increase (decrease) in short-term borrowings, net            807       40,734       (3,487)
     Proceeds from long-term borrowings                         7,089        1,906        5,344
     Repayment of long-term borrowings                         (1,848)        (166)         (61)
     Proceeds from initial public offering, net of costs           --       13,623           --
     Repurchase of preferred and common shares, net              (425)         (54)        (163)
     Dividends paid                                            (5,788)      (4,988)      (3,987)
                                                            ---------    ---------    ---------
              Net cash provided by financing activities       128,415      150,131       80,375
                                                            ---------    ---------    ---------
Net (decrease) increase in cash and cash equivalents          (31,074)      18,383        2,668
Cash and cash equivalents at the beginning of the year         61,226       42,843       40,175
                                                            ---------    ---------    ---------
Cash and cash equivalents at the end of the year            $  30,152    $  61,226    $  42,843
                                                            =========    =========    =========
Supplemental disclosure of cash flow information:
  Cash paid during year for:
         Interest                                           $  40,436    $  32,051    $  29,920
         Income taxes                                       $  10,821    $   9,012    $   8,431
                                                            =========    =========    =========

See accompanying notes to consolidated financial statements.

Financial Institutions, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Financial Institutions, Inc. ("FII") and subsidiaries (the "Company") provide deposit, lending and other financial services to individuals and businesses in Central and Western New York State. The accounting policies of the Company conform to generally accepted accounting principles and prevailing practices in the banking industry. FII and the subsidiary banks are each subject to regulation by certain federal and state banking agencies.

Principles of Consolidation

The consolidated financial statements include the accounts of FII, its four banking subsidiaries, Wyoming County Bank (99.65% owned) ("WCB"), The National Bank of Geneva (99.10% owned) ("NBG"), The Pavilion State Bank (100% owned) ("PSB"), and First Tier Bank & Trust (100% owned) ("FTB"). Also included are the accounts of The FI Group, Inc. (100% owned) ("FIGI"), a full service brokerage business. All significant intercompany transactions and balances have been eliminated in consolidation.

Securities

The Company classifies its debt securities as either available for sale or held to maturity. Debt securities which the Company has the ability and positive intent to hold to maturity are carried at amortized cost and classified as held to maturity. Investments in other debt and equity securities are classified as available for sale and are carried at estimated fair value. Unrealized gains or losses related to securities available for sale are included in accumulated other comprehensive income and loss as a component of shareholders' equity, net of the related deferred income tax effect until realized.

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

Loans

Loans are stated at the principal amount outstanding, net of discounts and deferred loan origination fees and costs which are accrued to income based on the interest method. Mortgage loans held for sale are stated at the lower of aggregate cost or market value as determined by outstanding commitments from investors or, in the absence of such commitments, the current investor yield requirements.

Interest income on loans is recognized based on loan principal amounts outstanding at applicable interest rates. Accrual of interest on loans is suspended and all unpaid accrued interest is reversed when management believes, after considering collection efforts and the period of time past due, reasonable doubt exists with respect to the collectibility of interest. Income is subsequently recognized to the extent collected, assuming the principal balance is expected to be recovered. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The Company services residential mortgage loans for other institutions. Servicing fees are recognized when payments are received. The cost of originating these loans is attributed to the loans and is considered in the calculation of the gain or loss on sale of the loans.

The Company capitalizes servicing assets when servicing rights are retained after selling loans to other institutions. Capitalized servicing rights are reported in other assets and are amortized to noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant risk characteristics, such as interest rates and terms, using discounted cash flows and market-based assumptions. Impairment is recognized through a valuation allowance, to the extent that fair value is less than the capitalized asset.

Allowance for Loan Losses

The allowance for loan losses is established through charges to income and is maintained at a level which management considers adequate to provide for probable losses inherent in the portfolio. The adequacy of the allowance is determined by management's periodic evaluation of the loan portfolio based on such factors as: current economic conditions; the current financial condition of the borrowers; the economic environment in which they operate; any delinquency in payments; and the value of any collateral held. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require additions to the allowance based on their judgments about information available to them at the time of their examinations.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Company measures certain impaired commercial and agricultural loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company has excluded large groups of small balance, homogeneous loans which include commercial and agricultural loans less than $250,000, all residential mortgages, home equity and consumer loans that are collectively evaluated for impairment.

Federal Home Loan Bank (FHLB) Stock

As a member of the FHLB system, the Company is required to maintain a specified investment in FHLB stock. This non-marketable investment, which is carried at cost, must be at an amount at least equal to the greater of 5% of the outstanding advance balance or 1% of the aggregate outstanding residential mortgage loans held by the Company.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of lease terms or the useful lives of the assets.

Intangible Assets

Deposit base premiums and goodwill are being amortized on the straight-line method, over the expected periods to be benefited, which generally range between 10 and 20 years. Intangible assets are periodically reviewed for impairment or when events or changed circumstances may affect the underlying basis of the assets.

Income Taxes

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

Earnings Per Common Share

Basic earnings per share, after giving effect to preferred stock dividends, has been computed using weighted average common shares outstanding. Diluted earnings per share reflects the effects, if any, of incremental common shares issuable upon exercise of dilutive stock options.

Earnings per common share have been computed based on the following:

                                                  Years Ended December 31
                                              ------------------------------
                                                 2000       1999       1998
                                              --------     ------     ------
                                             (Dollars and Shares in thousands)

Net income                                     $18,100    $15,957    $13,605
Less: Preferred stock dividends                  1,496      1,503      1,506
                                               -------    -------    -------
Net income available to common shareholders    $16,604    $14,454    $12,099
                                               =======    =======    =======

Average number of common shares outstanding     10,995     10,474      9,916
Add: Effect of dilutive options                      1         --         --
                                               -------    -------    -------
Average number of common shares outstanding
  used to calculate diluted earnings per
  common share                                  10,996     10,474      9,916
                                               =======    =======    =======

Financial Instruments With Off-Balance Sheet Risk

The Company's financial instruments with off-balance sheet risk are commercial letters of credit and mortgage, commercial and credit card loan commitments. These financial instruments are reflected in the statement of financial condition upon funding.

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires recognition of derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for gains and losses resulting from changes in fair value of the derivative instrument depends on the intended use of the derivative and the type of risk being hedged. The Company adopted SFAS No. 133 on January 1, 2001. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

Cash Equivalents

For purposes of the consolidated statements of cash flows, interest-bearing deposits and federal funds sold are considered cash equivalents.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and revenues and expenses for the period. Actual results could differ from those estimates.

(2) Pending Acquisition

On November 2, 2000, FII reached a definitive agreement to acquire all of the outstanding stock of Bath National Corporation (BNC) and its wholly-owned subsidiary bank, Bath National Bank (BNB). BNB is a full-service community bank headquartered in Bath, New York, which has 11 branch locations in Steuben, Yates, Ontario and Schuyler Counties. Consolidated assets of BNC were approximately $288 million as of December 31, 2000. FII has agreed to pay $48.00 per share in cash for each of the outstanding shares of BNC common stock with an aggregate purchase price of approximately $62.6 million. The acquisition, which has been approved by the BNC shareholders, but is subject to review by various regulatory agencies, will be accounted for using the purchase method of accounting and is currently scheduled to be completed in the second quarter of 2001.

The Company plans to fund the acquisition utilizing existing cash and cash equivalents, cash from additional dividends declared by bank subsidiaries and a $16.2 million offering of trust preferred securities and third-party bank borrowings.

(3) Securities

The aggregate amortized cost and fair value of securities available for sale and securities held to maturity follow:

December 31, 2000
(Dollars in thousands)                            Gross Unrealized
                                    Amortized   --------------------    Fair
                                         Cost      Gains      Losses    Value
                                    ---------   --------    --------  --------
Securities Available for Sale:
  U.S. Treasury and agency           $170,127   $    606    $  1,516  $169,217
  Mortgage-backed securities           29,019        237         117    29,139
  State and municipal obligations      48,512        459          65    48,906
  Corporate bonds                       9,714         16         384     9,346
  Equity securities                     4,741        520           -     5,261
                                     --------   --------    --------  --------
      Total securities available
        for sale                     $262,113   $  1,838    $  2,082  $261,869
                                     ========   ========    ========  ========

Securities Held to Maturity:
  U.S. Treasury and agency            $ 1,950    $    11     $     -   $ 1,961
  State and municipal obligations      74,997        253         327    74,923
                                     --------   --------    --------  --------
      Total securities held
        to maturity                   $76,947    $   264     $   327   $76,884
                                     ========   ========    ========  ========

December 31, 1999
(Dollars in thousands)                            Gross Unrealized
                                    Amortized   --------------------   Fair
                                         Cost    Gains       Losses    Value
                                    ---------   --------    --------  --------
Securities Available for Sale:
  U.S. Treasury and agency           $154,353   $     14    $  4,158  $150,209
  Mortgage-backed securities           21,372          9         406    20,975
  State and municipal obligations      16,331         18         208    16,141
  Corporate bonds                       9,022          7         363     8,666
  Equity securities                     3,713        568           -     4,281
                                     --------   --------    --------  --------
      Total securities available
        for sale                     $204,791   $    616    $  5,135  $200,272
                                     ========   ========    ========  ========

Securities Held to Maturity:
  U.S. Treasury and agency           $  3,946    $    --     $    29   $ 3,917
  State and municipal obligations      77,410        296         721    76,985
                                     --------   --------    --------  --------
      Total securities held
        to maturity                  $ 81,356    $   296     $   750   $80,902
                                     ========   ========    ========  ========

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2000 are as follows:

                                     Available for Sale      Held to Maturity
                                     ------------------      ----------------
                                    Amortized    Fair       Amortized     Fair
(Dollars in  thousands)               Cost       Value        Cost       Value
                                    --------    --------    --------    --------
Due in one year or less             $ 12,305    $ 12,295    $ 30,056    $ 30,053
Due in one to five years             166,180     165,373      41,535      41,476
Due in five to ten years              72,084      72,057       4,724       4,722
Due after ten years                    6,803       6,883         632         633
                                    --------    --------    --------    --------
                                    $257,372    $256,608    $ 76,947    $ 76,884
                                    ========    ========    ========    ========

Maturities of mortgage-backed securities are classified in accordance with the contractual repayment schedules. Expected maturities will differ from contracted maturities since issuers generally have the right to prepay obligations.

Proceeds from the sale of securities available for sale during 2000 were $14,022,000; realized gross gains were $52,000 and gross losses were $25,000. Proceeds from the sale of securities available for sale during 1999 were $4,585,000; realized gross gains were $126,000 and gross losses were $55,000. The Company did not sell any securities in 1998. Gains and losses were computed using the specific identification method. There were no transfers between held to maturity and available for sale securities in 2000, 1999 or 1998.

Securities held to maturity and available for sale with carrying values of $285,559,000 and $240,628,000 were pledged as collateral for municipal deposits at December 31, 2000 and 1999, respectively.

(4) Loans

Loans outstanding at December 31, 2000 and 1999 are summarized as follows:

                                  2000          1999
                              ------------    ---------
                                (Dollars in thousands)

   Commercial...............   $169,832       $140,376
   Commercial real estate...    166,125        137,694
   Agricultural.............    165,367        151,534
   Residential real estate..    201,469        189,466
   Consumer and home equity.    184,745        145,038
                               --------       --------
     Loans, gross               887,538        764,108
   Net deferred fees........       (393)          (363)
   Allowance for loan losses    (13,883)       (11,421)
                               --------       --------
    Loans, net..............   $873,262       $752,324
                               ========       ========

The following table sets forth the changes in the allowance for loan losses for the years indicated.

                                        Years ended December 31
                                    ------------------------------
                                       2000       1999       1998
                                    --------     ------     ------
                                         (Dollars in thousands)

Balance at beginning of year........ $11,421    $ 9,570    $ 8,145

Charge-offs:
   Commercial.......................     466        312        263
   Commercial real estate...........     629        139        687
   Agricultural.....................      85         12         19
   Residential real estate..........     113        461        215
   Consumer and home equity.........     905        663        488
                                     -------    -------    -------
     Total charge-offs                 2,198      1,587      1,672
                                     -------    -------    -------
Recoveries:
   Commercial.......................     206         88        106
   Commercial real estate...........      22         23         84
   Agricultural.....................       1          -          -
   Residential real estate..........       5        163         42
   Consumer and home equity.........     215        102        133
                                     -------    -------    -------
     Total recoveries                    449        376        365
                                     -------    -------    -------
Net charge-offs.....................   1,749      1,211      1,307
Provision for loan losses.........     4,211      3,062      2,732
                                     -------    -------    -------
Balance at end of year.............. $13,883    $11,421    $ 9,570
                                     =======    =======    =======

The following table sets forth information regarding nonaccruing loans and other nonperforming assets at December 31, 2000 and 1999:

                                                              2000         1999
                                                             ------       ------
                                                          (Dollars in thousands)

Nonaccruing loans ....................................       $6,596       $4,775

Accruing loans 90 days or more delinquent ............          521          969
                                                             ------       ------
Total nonperforming loans ............................        7,117        5,744

Other real estate owned ..............................          932          969
                                                             ------       ------
Total nonperforming assets ...........................        8,049        6,713
    Less: government guaranteed portion
    of nonperforming loans ...........................        1,601          734
                                                             ------       ------
Total nonperforming assets, net of
    government guaranteed portion ....................       $6,448       $5,979
                                                             ======       ======

The recorded investment in loans that are considered to be impaired totaled $6,113,000 and $3,682,000 at December 31, 2000 and 1999, respectively. The allowance for loan losses related to impaired loans amounted to $1,140,000, at December 31, 2000 and $865,000 at December 31, 1999. The average recorded investment in impaired loans during 2000, 1999 and 1998 was $5,329,000, $3,838,000 and $8,111,000, respectively. Interest income recognized on impaired loans, while such loans were impaired, during 2000, 1999 and 1998 was approximately $312,000, $82,000 and $246,000, respectively.

In the normal course of business there are various outstanding commitments to extend credit which are not reflected in the accompanying consolidated financial statements. Loan commitments have off-balance-sheet credit risk until commitments are fulfilled or expire. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are ultimately advanced in full and that the collateral or other security is of no value. The Company's policy generally requires customers to provide collateral, usually in the form of customers' operating assets or property, prior to the disbursement of approved loans. At December 31, 2000, letters of credit totaling $7,018,000 and unused loan commitments of $182,491,000 were contractually available. Comparable amounts for these commitments at December 31, 1999 were $4,601,000 and $152,416,000, respectively. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire, the total commitment amounts do not necessarily represent future cash requirements.

Loans outstanding to certain officers, directors, or companies in which they have 10% or more beneficial ownership, approximated $23,988,000 and $14,912,000 at December 31, 2000 and 1999, respectively. These loans were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as comparable transactions with other customers, and do not involve more than a normal risk of collectibility.

As of December 31, 2000, the Company had no significant concentration of credit risk in the loan portfolio outside of normal geographic concentration pertaining to the communities that the Company serves. There is no significant exposure to highly leveraged transactions and there are no foreign credits in the loan portfolio.

Loans serviced for others amounting to $205,218,000, $200,217,000 and 177,797,000 at December 31, 2000, 1999 and 1998, respectively are not included in the consolidated statements of financial condition. Loans held for sale totaled $3,280,000 and $2,131,000 at December 31, 2000 and 1999, respectively. Proceeds from the sale of loans were $25,880,000, $53,552,000 and $55,725,000 in 2000, 1999 and 1998, respectively. Net gain on the sale of loans was $382,000, $152,000 and $232,000 in 2000, 1999 and 1998, respectively. Commitments to sell loans were $847,000 and $1,458,000 at December 31, 2000 and 1999, respectively. The Company enters into forward contracts for future delivery of residential mortgage loans at a specified yield to reduce the interest rate risk associated with fixed rate residential mortgage loans held for sale and commitments to fund residential mortgages. Credit risk arises from the possible inability of the other parties to comply with the contract terms. Substantially all of the Company's contracts are with government-sponsored agencies (FHLMC and FHA).

(5) Premises and Equipment

A summary of premises and equipment at December 31, 2000 and 1999 follows:

(Dollars in thousands)                                     2000          1999
                                                         --------      --------

Land and land improvements                               $  1,975      $  1,980
Buildings and leasehold improvements                       17,034        15,294
Furniture, fixtures, equipment and vehicles                13,488        11,982
                                                         --------      --------
                                                           32,497        29,256
Accumulated depreciation and amortization                 (14,074)      (12,247)
                                                         --------      --------
Premises and equipment, net                              $ 18,423      $ 17,009
                                                         ========      ========

Depreciation expense amounted to $1,866,000, $2,036,000 and $1,745,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

(6) Deposits

Scheduled maturities for certificates of deposit at December 31, 2000 are as follows:

Mature in year ending December 31,
(Dollars in thousands)
                  2001......................         $510,935
                  2002......................           77,812
                  2003......................            6,842
                  2004......................            2,876
                  2005......................            7,035
                  After 2005...............                39
                                                     --------
                                                     $605,539
                                                     ========

Certificates of deposit greater than $100,000 totaled $299,174,000 and $222,901,000 at December 31, 2000 and 1999 respectively. Interest expense on certificates of deposit greater than $100,000 amounted to $15,962,000, $9,895,000, and $8,928,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

(7) Borrowings

Short-term borrowings at December 31, 2000 and 1999 are summarized as follows:

(Dollars in thousands)                                       2000          1999
                                                          -------       -------
Federal funds purchased                                   $   895       $    --
Securities sold under repurchase agreements                15,055         4,596
FHLB advances                                              30,953        41,500
                                                          -------       -------
  Total                                                   $46,903       $46,096
                                                          =======       =======
Average rate at year-end                                     5.75%         5.77%
                                                          =======       =======
Average rate during period                                   5.96%         5.02%
                                                          =======       =======

The FHLB advances mature in less than one year and carry rates of interest from 4.90% to 6.71%. Advances payable to the FHLB are collateralized by $4.0 million of FHLB stock and residential mortgage loans with a carrying value of $133.4 million at December 31, 2000. At December 31, 2000, the Company had remaining credit available of $32.7 million under lines of credit with the FHLB.

Securities sold under repurchase agreements as of and for the years ended December 31, 2000, 1999 and 1998 are summarized as follows:

(Dollars in thousands)                               2000       1999       1998
                                                  -------    -------    -------
Weighted average interest rate at year-end           4.13%      4.73%      4.51%
Maximum outstanding at any month-end              $15,055    $11,537    $ 6,547
Average amount outstanding during the year        $ 6,777    $ 7,835    $ 4,248

The average amounts outstanding are computed using daily average balances. Related interest expense for 2000, 1999 and 1998 was $324,000, $350,000 and $193,000, respectively.

At December 31, 2000 and 1999, long-term borrowings primarily include FHLB advances with maturities of more than 1 year. The aggregate maturities of long-term borrowings at December 31, 2000 are as follows:

Mature in year ending December 31,

(Dollars in thousands)
                  2001          $    159
                  2002             8,168
                  2003             1,176
                  2004               178
                  2005             1,182
                  Thereafter       4,618
                                --------
                  Total         $ 15,481
                                ========

The weighted average interest rate on long-term borrowings at December 31, 2000 and 1999 was 6.41% and 6.44%, respectively.

(8) Initial Public Offering

In June 1999, the Company priced its initial public offering of 1,103,133 common shares at an offering price of $14.00 per share. The Company realized proceeds of $13.6 million net of underwriting and other offering costs of approximately $1.8 million.

(9) Income Taxes

Total income taxes for the years ended December 31, 2000, 1999 and 1998 were allocated as follows:

(Dollars in thousands)                           2000         1999          1998
                                              -------      -------       -------
Income from operations                        $ 9,804      $ 8,813       $ 7,354
Shareholders' equity, for
  unrealized gain (loss) on
  securities available for sale                 1,746       (2,637)          273
                                              -------      -------       -------
                                              $11,550      $ 6,176       $ 7,627
                                              =======      =======       =======

Income tax expense (benefit) attributable to operations for the years ended December 31, 2000, 1999 and 1998 consists of:

(Dollars in thousands)
                                         2000            1999            1998
                                         ----            ----            ----
Current:
  Federal                              $  8,380        $  7,449        $  6,339
  State                                   2,389           2,056           1,685
--------------------------------------------------------------------------------
    Total current                        10,769           9,505           8,024
--------------------------------------------------------------------------------
Deferred:
  Federal                                  (785)           (657)           (524)
  State                                    (180)            (35)           (146)
--------------------------------------------------------------------------------
    Total deferred                         (965)           (692)           (670)
--------------------------------------------------------------------------------
    Total income
     taxes                             $  9,804        $  8,813        $  7,354
================================================================================

A reconciliation of the actual and statutory tax rates applicable to income from operations for the years ended December 31, 2000, 1999 and 1998 differ as follows:

                                                2000         1999         1998
                                                ----         ----         ----
Statutory rate                                  35.0%        35.0%        35.0%
Increase (decrease) resulting from:
  Tax exempt interest income                    (6.0)        (5.6)        (5.6)
  State taxes, net of federal
    income tax benefit                           5.1          5.3          4.8
  Other                                          1.0          0.9          0.9
------------------------------------------------------------------------------
  Total                                         35.1%        35.6%        35.1%
==============================================================================

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented as follows:

(Dollars in thousands)                                         2000         1999
Deferred tax assets:                                             --           --
  Allowance for loan losses                                  $5,437       $4,456
  Unrealized loss on securities
   available for sale                                           100        1,846
  Core deposit intangible                                       603          511
  Interest on nonaccrual loans                                  536          455
  Deferred loan origination fees                                157          145
  Other                                                          52           90
--------------------------------------------------------------------------------
    Total gross deferred tax assets                           6,885        7,503
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation of premises and equipment                        447          535
  Prepaid pension costs                                       1,504        1,406
  Other                                                         353          200
--------------------------------------------------------------------------------
    Total gross deferred
      tax liabilities                                         2,304        2,141
--------------------------------------------------------------------------------
    Net deferred tax asset, included
      in other assets                                        $4,581       $5,362
================================================================================

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carry-back period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary at December 31, 2000 and 1999.

(10) Retirement Plans

The Company has a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's highest average compensation during five consecutive years of employment. The Company's funding policy is to contribute annually an actuarially determined amount to cover current service cost plus amortization of prior service costs.

The following table sets forth the defined benefit pension plan's change in benefit obligation and change in plan assets for 2000, 1999 and 1998 using the most recent actuarial data measured at September 30, 2000, 1999 and 1998:

(Dollars in thousands)                         2000         1999         1998
                                             --------     --------     --------
Change in benefit obligation:
    Benefit obligation at
      beginning of year                      $(11,740)    $(10,947)    $ (8,913)
    Service cost                                 (766)        (673)        (543)
    Interest cost                                (806)        (698)        (653)
    Actuarial gain (loss)                         603           17       (1,389)
    Benefits paid                                 476          459          439
    Plan expenses                                 119          102          112
                                             --------     --------     --------
      Benefit obligation at
          end of year                         (12,114)     (11,740)     (10,947)
                                             --------     --------     --------
Change in plans assets:
    Fair value of plan assets at
      beginning of year                        15,706       13,509       13,395
    Actual return on plan assets                1,588        2,111          595
    Employer contribution                         481          647           70
    Benefits paid                                (476)        (459)        (439)
    Plan expenses                                (119)        (102)        (112)
                                             --------     --------     --------
      Fair value of plan assets at
          end of year                          17,180       15,706       13,509
                                             --------     --------     --------

Funded status                                   5,066        3,966        2,562
Unamortized net asset
  at transition                                  (217)        (255)        (293)
Unrecognized net (gain) loss
  subsequent to transition                     (1,433)        (552)         455
Unamortized prior service cost                    (57)         (59)         (62)
                                             --------     --------     --------
Prepaid benefit cost, included in
  other assets                               $  3,359     $  3,100     $  2,662
                                             ========     ========     ========

Pension expense consists of the following components for the years ended December 31, 2000, 1999 and 1998:

(Dollars in thousands)                         2000       1999       1998
                                               ----       ----       ----
Service cost                                 $  766     $  673     $  543
Interest cost on projected
    benefit obligation                          806        698        653
Expected return on plan assets               (1,307)    (1,121)    (1,113)
Amortization of net transition asset            (38)       (38)       (38)
Amortization of unrecognized (gain) loss          -          -         (7)
Amortization of unrecognized
    prior service cost                           (3)        (3)        (3)
                                                ----       ----       ---
Net periodic pension expense                 $  224      $ 209      $  35
                                               =====      =====      =====

Weighted average discount rate                 7.00%      7.00%      6.50%
                                               ====       ====       ====

Expected long-term rate of return              8.50%      8.50%      8.50%
                                               ====       ====       ====
Rate of compensation increase                  5.00%      5.00%      4.50%
                                               ====       ====       ====

The Company also sponsors a defined contribution profit sharing (401(k)) plan covering substantially all employees. The Company matches certain percentages of each eligible employee's contribution to the plan. Expense for the plan amounted to $524,000, $480,000 and $398,000, in 2000, 1999 and 1998, respectively.

(11) Stock Compensation Plans

The Company has a Management Stock Incentive Plan and a Directors' Stock Incentive Plan. Under the plans, the Company may grant stock options to its directors, directors of its subsidiaries, and key employees to purchase shares of common stock, shares of restricted stock and stock appreciation rights. Grants under the plans may be made to up to 10% of the number of shares of common stock issued, including treasury shares. The exercise price of each option equals the market price of the Company's stock on the date of the grant. The option's maximum term is ten years.

The Company applies APB Opinion 25 and related Interpretations in accounting for the stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock incentive plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the following pro forma amounts:

                                              For the years ended December 31
                                              -------------------------------
                                                        2000         1999
                                                  ----------   ----------
Net income (dollars in thousands)
   As Reported                                    $   18,100   $   15,957
   Pro forma                                      $   17,838   $   15,846

Earnings per share (basic)
   As reported                                    $     1.51   $     1.38
   Pro forma                                      $     1.49   $     1.37

Earnings per share (diluted)
   As reported                                    $     1.51   $     1.38
   Pro forma                                      $     1.49   $     1.37

The weighted-average fair value of options granted during the years ended December 31, 2000 and 1999 amounted to $3.72 and $4.29, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                         For the years ended December 31
                                         -------------------------------
                                          2000                      1999
                                          ----                      ----
         Dividend yield                   2.31%                     2.16%
         Expected life                    10.0 years                10.0 years
         Expected volatility              20.0%                     30.0%
         Risk-free interest rate          6.0%                       6.0%

The activity in the FII stock option plans is summarized below:

                                                    2000                       1999
                                             -------------------       -------------------
                                                       Weighted                    Weighted
                                                       Average                     Average
                                                       Exercise                    Exercise
                                             Shares    Price            Shares     Price
                                             ------    --------         ------     -------
          Outstanding at beginning of year   319,042     $14.00              --     $   --
          Granted                             70,638      13.45         319,042      14.00
          Exercised                               --         --              --          -
          Forfeited                            5,162      13.56              --          -
                                             -------     ------         -------     ------
          Outstanding at end of year         384,518     $13.90         319,042     $14.00
                                             =======     ======         =======     ======

At December 31, 2000, 65,986 options were exercisable and options outstanding had a weighted average remaining contractual life of 8.7 years. At December 31, 1999, none of the options were exercisable and options outstanding had a weighted average remaining contractual life of 9.5 years.

(12) Regulatory Capital

The Company is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material impact on the Company's financial statements.

For evaluating regulatory capital adequacy, companies are required to determine capital and assets under regulatory accounting practices. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios. The leverage ratio requirement is based on period-end capital to average total assets during the previous three months. Compliance with risk based capital requirements is determined by dividing regulatory capital by the sum of a company's weighted asset values. Risk weightings are established by the regulators for each asset category according to the perceived degree of risk. As of December 31, 2000 and 1999, the Company and each subsidiary bank met all capital adequacy requirements to which they are subject.

As of December 31, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Company and its subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's category.

Payments of dividends by the subsidiary banks to FII are limited or restricted in certain circumstances under banking regulations. At December 31, 2000, an aggregate of $5,091,000 was available for payment of dividends by the subsidiary banks to FII without the approval from the appropriate regulatory authorities.

                                            Actual Regulatory
December 31, 2000                                 Capital                Minimum Requirements             Well-Capitalized
                                            ------------------          ------------------------          ------------------
(Dollars in thousands)                       Amount      Ratio            Amount         Ratio           Amount         Ratio
                                             ------      -----            ------         -----           ------         -----
Leverage capital (Tier 1)
as percent of three-month
average assets:
    Company                               $129,839      10.19%           $50,946         4.00%           $63,683        5.00%
    FTB                                      7,832       5.93              5,279         4.00              6,599        5.00
    NBG                                     38,222       8.02             19,067         4.00             23,384        5.00
    PSB                                     10,854       6.46              6,718         4.00              8,397        5.00
    WCB                                     30,813       6.19             19,918         4.00             24,897        5.00
As percent of risk-weighted,
period-end assets:
Core capital (Tier 1):
    Company                                129,839      14.02             37,052         4.00             55,577        6.00
    FTB                                      7,832       9.19              3,410         4.00              5,114        6.00
    NBG                                     38,222      10.32             14,820         4.00             22,230        6.00
    PSB                                     10,854       8.91              4,873         4.00              7,309        6.00
    WCB                                     30,813       8.93             13,805         4.00             20,708        6.00
Total capital (Tiers 1 and 2):
    Company                                141,446      15.27             74,103         8.00             92,629       10.00
    FTB                                      8,900      10.44              6,819         8.00              8,524       10.00
    NBG                                     42,859      11.57             29,640         8.00             37,050       10.00
    PSB                                     12,381      10.16              9,745         8.00             12,182       10.00
    WCB                                     35,143      10.18             27,610         8.00             34,513       10.00

                                            Actual Regulatory
December 31, 1999                                 Capital                Minimum Requirements             Well-Capitalized
                                            ------------------          ------------------------          ------------------
(Dollars in thousands)                       Amount      Ratio            Amount         Ratio           Amount         Ratio
                                             ------      -----            ------         -----           ------         -----
Leverage capital (Tier 1)
as percent of three-month
average assets:
    Company                               $117,557      10.80%           $43,528         4.00%           $54,411        5.00%
    FTB                                      8,913       7.66              4,657         4.00              5,822        5.00
    NBG                                     36,541       9.05             16,159         4.00             20,199        5.00
    PSB                                     12,159       8.89              5,469         4.00              6,836        5.00
    WCB                                     41,405       9.66             17,148         4.00             21,435        5.00
As percent of risk-weighted,
period-end assets:
Core capital (Tier 1):
    Company                                117,557      14.94             31,479         4.00             47,218        6.00
    FTB                                      8,913      12.45              2,865         4.00              4,297        6.00
    NBG                                     36,541      11.48             12,733         4.00             19,099        6.00
    PSB                                     12,159      12.44              3,909         4.00              5,864        6.00
    WCB                                     41,405      14.04             11,798         4.00             17,698        6.00
Total capital (Tiers 1 and 2):
    Company                                127,413      16.19             62,957         8.00             78,696       10.00
    FTB                                      9,811      13.70              5,729         8.00              7,162       10.00
    NBG                                     40,521      12.73             25,465         8.00             31,832       10.00
    PSB                                     13,383      13.69              7,819         8.00              9,773       10.00
    WCB                                     45,106      15.29             23,597         8.00             29,496       10.00

(13) Fair Value of Financial Instruments

The "fair value" of a financial instrument is defined as the price a willing buyer and a willing seller would exchange in other than a distressed sale situation. The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999:

                                     2000                        1999
                            ---------------------        --------------------
                             Carrying      Fair          Carrying       Fair
(Dollars in thousands)        Amount       Value          Amount        Value
                            ---------------------        --------------------
Financial Assets
Securities                  $338,816     $338,753        $281,628    $281,173
Loans, net                   873,262      897,977         752,324     749,934

Financial Liabilities
Deposits:
    Interest Bearing:
       Savings and interest
         bearing demand      309,732      309,732         306,813     306,813
       Time deposits         605,539      606,113         500,918     499,160
    Non-interest bearing     162,840      162,840         141,800     141,800
                           ---------    ---------         -------     -------
      Total deposits       1,078,111    1,078,685         949,531     947,773
Borrowings:
    Short-term                46,903       46,903          46,096      46,096
    Long-term                 15,481       15,382          10,240      10,065

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Securities

Fair value is based on quoted market prices, where available. Where quoted market prices are not available, fair value is based on quoted market prices of comparable instruments.

Loans

For variable rate loans that reprice frequently, fair value approximates carrying amount. The fair value for fixed rate loans is estimated through discounted cash flow analysis using interest rates currently being offered for loans with similar terms and credit quality. The fair value of loans held for sale is based on quoted market prices and investor commitments. For nonperforming loans, fair value is estimated by discounting expected cash flows at a rate commensurate with the risk associated with the estimated cash flows.

Deposits

The fair value for savings, money market and non-interest bearing accounts is equal to the carrying amount because of the customer's ability to withdraw funds immediately. The fair value of time deposits is estimated using a discounted cash flow approach that applies prevailing market interest rates for similar maturity instruments.

Borrowings

Carrying value approximates fair value for short-term borrowings. The fair value for long-term borrowings is estimated using a discounted cash flow approach that applies prevailing market interest rates for similar maturity instruments.

(14) Segment Information

Reportable segments are comprised of WCB, NBG, PSB and FTB as the Company evaluates performance on an individual bank basis. The reportable segment information as of and for the years ended December 31, 2000, 1999 and 1998 follows:

(Dollars in thousands)                      2000           1999           1998
                                        -----------    -----------    -----------
Net interest income:
  WCB ...............................   $    21,639    $    19,415    $    17,504
  NBG ...............................        18,339         16,231         14,600
  PSB ...............................         7,244          6,409          5,608
  FTB ...............................         5,203          4,743          4,266
                                        -----------    -----------    -----------
    Total segment net interest income        52,425         46,798         41,978
  FII, FIGI and eliminations, net ...           751            218            (66)
                                        -----------    -----------    -----------
    Total net interest income .......   $    53,176    $    47,016    $    41,912
                                        ===========    ===========    ===========
Net income:
  WCB ...............................   $     7,549    $     6,774    $     5,943
  NBG ...............................         7,154          6,093          5,272
  PSB ...............................         2,005          2,039          1,638
  FTB ...............................         1,523          1,367          1,102
                                        -----------    -----------    -----------
    Total segment net income ........        18,231         16,273         13,955
  FII, FIGI and eliminations, net ...          (131)          (316)          (350)
                                        -----------    -----------    -----------
    Total net income ................   $    18,100    $    15,957    $    13,605
                                        ===========    ===========    ===========
Assets:
  WCB ...............................   $   494,589    $   452,353    $   372,931
  NBG ...............................       488,181        417,120        372,130
  PSB ...............................       171,186        141,363        125,508
  FTB ...............................       131,638        122,052        100,253
                                        -----------    -----------    -----------
    Total segment net assets ........     1,285,594      1,132,888        970,822
  FII, FIGI and eliminations, net ...         3,733          3,572          5,363
                                        -----------    -----------    -----------
    Total assets ....................   $ 1,289,327    $ 1,136,460    $   976,185
                                        ===========    ===========    ===========

(15) Condensed Parent Company Only Financial Statements

The following are the condensed statements of condition of FII as of December 31, 2000 and 1999, and the condensed statements of income and cash flows for the years ended December 31, 2000, 1999 and 1998:

 Condensed Statements of Condition                            2000        1999
                                                            --------    --------
(Dollars in thousands)
Assets:
    Cash and due from banks                                 $ 17,116    $ 17,786
    Securities available for sale, at fair value               1,215       1,144
    Investment in subsidiaries                                89,808      99,248
    Accrued dividends receivable from subsidiaries            22,962          --
    Other assets                                               4,135       4,218
                                                            --------    --------

         Total assets                                       $135,236    $122,396
                                                            ========    ========

Liabilities and equity:
     Long-term borrowings                                   $     --    $  1,698
     Other liabilities                                         3,618       3,159
     Shareholders' equity                                    131,618     117,539
                                                            --------    --------

       Total liabilities and equity                         $135,236    $122,396
                                                            ========    ========

Condensed Statements of Income
(Dollars in thousands)                             2000        1999       1998
                                                 --------    --------   --------
Dividends from subsidiaries                      $ 30,115    $  6,088   $  5,723
Other income                                        6,178       5,212      4,328
                                                 --------    --------   --------
  Total income                                     36,293      11,300     10,051

Expenses                                            6,190       5,542      4,715
                                                 --------    --------   --------
  Income before income taxes and equity in
   earnings of subsidiaries                        30,103       5,758      5,336

Income tax (expense) benefit                          (33)         93        105
                                                 --------    --------   --------
  Income before equity in earnings
   of subsidiaries                                 30,070       5,851      5,441

Equity in undistributed earnings (dividends in
   excess of earnings) of subsidiaries            (11,970)     10,106      8,164
                                                 --------    --------   --------

    Net income                                   $ 18,100    $ 15,957   $ 13,605
                                                 ========    ========   ========

Condensed Statements of Cash Flows
(Dollars in thousands)                             2000        1999        1998
                                                 --------    --------    --------
Cash flows from operating activities:
    Net income                                   $ 18,100    $ 15,957    $ 13,605
    Adjustments to reconcile net income to net
     cash provided by operating activities:
         Depreciation and amortization                620         842         748
         Dividends in excess of earnings
           (equity in undistributed earnings)
           of subsidiaries                         11,970     (10,106)     (8,164)
         Deferred income tax (benefit) expense        (56)         58         102
         Increase in accrued dividends
           receivable from subsidiaries           (22,962)         --          --
         Increase in other assets                    (181)       (141)       (161)
         Decrease (increase) in accrued
           expense and other liabilities              230         (78)        454
                                                 --------    --------    --------
        Net cash provided by operating
          activities                                7,721       6,532       6,584
                                                 --------    --------    --------
Cash flows from investing activities:
    Equity investment in subsidiaries, net             --        (154)         --
    Purchase of securities available for sale        (140)       (520)         --
    Purchase of premises and equipment, net          (340)       (319)       (738)
                                                 --------    --------    --------
        Net cash used by
          investing activities                       (480)       (993)       (738)
                                                 --------    --------    --------
Cash flows from financing activities:
    Repayment of long-term borrowings              (1,698)        (42)         --
    Repurchase of preferred and common shares,
      net                                            (425)        (54)       (163)
    Dividends paid                                 (5,788)     (4,988)     (3,987)
    Proceeds from initial public offering,
      net of costs                                     --      13,623          --
                                                 --------    --------    --------
        Net cash (used in) provided by
          financing activities                     (7,911)      8,539      (4,150)
                                                 --------    --------    --------
Net (decrease) increase in cash and
  cash equivalents                                   (670)     14,078       1,696

Cash and cash equivalents at the
  beginning of the year                            17,786       3,708       2,012
                                                 --------    --------    --------
Cash and cash equivalents at
  the end of the year                            $ 17,116    $ 17,786    $  3,708
                                                 ========    ========    ========

Supplementary Data (Unaudited)
Quarterly Financial Information

(Dollars in thousands, except share data)
                                                                                  Diluted
                                  Net      Provision   Income                   Earnings Per
                                Interest   for Loan    Before         Net         Common
                                 Income     Losses   Income Taxes    Income        Share
                                 ------     ------   ------------    ------        -----
  2000
  ----
  First quarter                  $12,685      $ 835      $6,712      $ 4,294      $  0.36
  Second quarter                  13,204      1,172       6,960        4,449         0.37
  Third quarter                   13,485      1,100       7,231        4,665         0.39
  Fourth quarter                  13,802      1,104       7,001        4,692         0.39

  1999
  ----
  First quarter                  $10,816      $ 525      $5,795      $ 3,746      $  0.34
  Second quarter                  11,412        531       6,020        3,885         0.35
  Third quarter                   12,229        933       6,616        4,161         0.34
  Fourth quarter                  12,559      1,073       6,339        4,165         0.34

Stock Data

Set forth below are the high, low and closing prices for the Company's common shares by quarter in 2000 and 1999. Data was supplied by NASDAQ.

2000
         High      Low      Close
First   $13.250  $10.375   $11.750
Second   15.000   11.938    14.000
Third    15.438   12.375    14.875
Fourth   15.375   13.375    13.609

1999
         High      Low      Close
Second  $15.625  $14.000   $15.000
Third    15.500   12.250    12.938
Fourth   14.625   12.000    12.125

Financial Institutions, Inc. and Subsidiaries
Senior Officers

Financial Institutions, Inc.
         Peter G. Humphrey, President & CEO
         John R. Koelmel, Senior Vice President and CAO
         Randolph C. Brown, Senior Vice President
         Jon J. Cooper, Senior Vice President
         Wolcott J. Humphrey, III, Senior Vice President
         Thomas L. Kime, Senior Vice President
         Ronald A. Miller, Senior Vice President and CFO
         Regina R. Colegrove, Vice President
         Sonia M. Dumbleton, Vice President
         David L. MacIntyre, Vice President
         R. Mitchell McLaughlin, Vice President
         Matthew T. Murtha, Vice President
         Steven S. Perl, Vice President

Wyoming County Bank
         Jon J. Cooper              President & CEO
         Louis J. Burgio            Senior Vice President
         Terry K. Lowell            Senior Vice President
         Kevin D. Maroney           Senior Vice President
         Dana C. Gavenda            Vice President
         Michael W. Williamson      Vice President

The National Bank of Geneva
         Thomas L. Kime             President & CEO
         Stephen V. DeRaddo         Executive Vice President
         Jeffery A. Friend          Senior Vice President
         Robert W. Sollenne         Senior Vice President
         Todd W. Andrews            Vice President
         Bruce F. Bossard           Vice President
         Mark J. DeBacco            Vice President
         Jeffery E. Franklin        Vice President
         James H. King              Vice President
         Ronald A. Rubin            Vice President
         Gary F. Shultz             Vice President

The Pavilion State Bank
         Wolcott J. Humphrey, III   President & CEO
         Ted J. Habgood             Senior Vice President
         Priscilla R. Rider         Senior Vice President
         John R. Titus              Senior Vice President
         Howard E. Hotze, Jr.       Vice President
         Diane D. Torcello          Vice President

First Tier Bank & Trust
         Randolph C. Brown          President & CEO
         Gary M. Rougeau            Senior Vice President
         Stephen L. Foster          Vice President
         G. Gary Gluck              Vice President
         Brian D. Snyder            Vice President

FI Group Incorporated
Member NASD, SIPC
         David L. MacIntyre, President
         Robert T. Koczent, Secretary

Financial Institutions, Inc. and Subsidiaries
Advisory Board Members

Wyoming County Bank

Wyoming County
         Mark Amidon
         Lawrence Appleby
         Brent Birkland
         Harold Crabb
         Valerie Duell
         Ann Humphrey
         Christine Kennedy
         Vincent Liberatore
         Thomas Moran
         Timothy Moran
         Howard Payne
         Richard Reisdorf
         Robert Salzler
         James Schlick
         Harry Spink
         Gayle Wolfer Sprague
         Pamela Yates

Livingston County
         Theresa Alianell
         Thomas Bell
         Philip Brooks
         Sally Brooks
         Patrick Burke
         Gerald Coyne
         Richard Essler
         David Gaylord
         Walter Isaac
         Steven Kruk
         Helen Lent
         Anthony Morrow
         Dennis Neenan
         Sherman Sanford
         Peter Scorsone
         Larry Scoville
         Geraldine Traphagen
         Louise Wadsworth
         Michael West

The National Bank of Geneva

Canandaigua
         R. Randall Farsnworth
         John E. Garvey
         Richard D. Maltman
         John E. Miller, Jr.
         Dennis A. Morga
         C. Marshall Seager
         Duane A. Thompson

Penn Yan
         Milton L. Harman
         Linda J. Jackson
         Paul W. Marble, Jr.
         Daryl L. Middlebrook
         Neil J. Simmons
         William H. Sutherland

Plaza
         Samuel G. Boncaro
         Richard N. Shoemaker
         Robert H. Stenzel
         Bruce R. Teague

Ovid
         Bruce J. Austic
         Michael D. Karlsen
         Dennis M. Kenyon
         Martha K. Macinski
         Kenneth C. Reimer
         Stanley (Bill) Wagner

Seneca County
         Francis C. Barrett
         Dr. Kenneth W. Padgett, D.C.
         Kenneth (Lee) Patchen, Sr.
         Robert L. Sessler
         Jane M. Shaffer
         William H. Sigrist
         Richard K. Wadhams

The Pavilion State Bank

Batavia
         Lynn Browne
         William Fritts
         Jerry Reinhart
         Stephan Starowitz
         Paul Tenney

Caledonia
         Marjorie Carpenter
         Jeff Deragon
         Marjorie Jones
         Theresa Mattice
         Casey Randall

LeRoy
         Robert Humphrey
         DeAnna Page Stella
         Craig Wilcox
         Rose Wright
         Ray Yacuzzo

North Chili
         Chuck Colby
         Donald Ehrmentraut
         Ginny Morton
         Robert Ottley
         Richard Stowe

Pavilion
         Dean Davis
         John Gray
         Robert Milligan
         Charlene Schoenenberger
         David Tillotson

First Tier Bank & Trust

Olean
         Michael Hendrix
         Michael Kasperski
         John Kwiakowski
         Thomas Palumbo
         Anthony Sanzo

Cuba
         Jeff Bradley
         William Bradley, Jr.
         Barry Cummins
         Nico VanZwanenberg

Inside Back Cover

In Memory
DONALD G. HUMPHREY
1930-2001

[picture]

The 2000 FII Annual Report is dedicated to the memory of Donald G. Humphrey. As a shareholder, board member and co-worker, Donald played a key role in navigating the company through the past decades. His leadership and dedication to FII leave a legacy that will never be forgotten.

Donald was a true free spirit with a generous and warm-hearted outlook on life. His love of the outdoors, boating, fishing, children and our communities are indicative of the terrific person he was. He will be missed by all.

Outside Back Cover

Investor Information

Transfer Agent

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
Customer Service: (800) 288-9541
Website: www.chasemellon.com

Stock Listing

Financial Institutions, Inc.'s common stock is listed on the NASDAQ National Market under the symbol FISI.

Independent Auditors

KPMG LLP

Annual Meeting

FII Corporate Headquarters, 220 Liberty Street, Warsaw, New York 14569, at 10:00 a.m on May 23, 2001.

Website Addresses

www.fiiwarsaw.com
www.wycobank.com
www.nbgeneva.com
www.pavilionbank.com
www.firsttierbank.com

Financial Institutions, Inc.
220 Liberty Street
P.O. Box 227
Warsaw, New York 14569
(716) 786-1100